40-33
811-1879

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

04027727

APR 29 2004

Christopher P. Hall
212.309.6702
chall@morganlewis.com

April 16, 2004

PROCESSED
APR 29 2004
THOMSON FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

We are counsel to Deutsche Investment Management Americas Inc. ("DIMA") and have been asked by the individuals and registered investment companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company. Copies are enclosed. We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger.

If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Christopher P. Hall

SCHEDULE A

Individuals

Thomas F. Eggers
Richard T. Hale
Linda C. Coughlin
Henry P. Becton, Jr.
Dawn-Marie Driscoll
Keith R. Fox
Louis E. Levy
Jean Gleason Stromberg
Jean C. Tempel
Carl W. Vogt
William F. Glavin, Jr.
John W. Ballantine
Lewis A. Burnham
Donald L. Dunaway
James R. Edgar
Paul K. Freeman
Robert B. Hoffman
Shirley D. Peterson
Fred B. Renwick
William P. Sommers
John G. Weithers

Registered Investment Companies
(Bold capitalized names are registrants named as party-defendants; lower-case unbolded names beneath registrant name are series named as party-defendants)

SCUDDER AGGRESSIVE GROWTH FUND 811-07855

SCUDDER BLUE CHIP FUND 811-5357

SCUDDER DYNAMIC GROWTH FUND 811-1702

SCUDDER EQUITY TRUST 811-08599
Scudder-Dreman Financial Services Fund

SCUDDER FOCUS VALUE PLUS GROWTH FUND 811-7331

SCUDDER GROWTH TRUST 811-1365
Scudder Growth Fund
Scudder Strategic Growth Fund

SCUDDER HIGH INCOME SERIES 811-2786
Scudder High Income Fund

SCUDDER INVESTORS TRUST 811-09057
Scudder S&P 500 Stock Fund

SCUDDER NEW EUROPE FUND, INC. 811-5969
Scudder New Europe Fund

SCUDDER PORTFOLIOS 811-3440
Scudder Cash Reserves Fund

SCUDDER STATE TAX-FREE INCOME SERIES 811-3657
Scudder CA Tax-Free Income Fund
Scudder FL Tax-Free Income Fund
Scudder NY Tax-Free Income Fund

SCUDDER STRATEGIC INCOME FUND 811-2743

SCUDDER TARGET FUND 811-5896
Scudder Target 2010 Fund
Scudder Target 2011 Fund
Scudder Target 2012 Fund
Scudder Target 2013 Fund
Scudder Retirement Fund – Series V
Scudder Retirement Fund – Series VI
Scudder Retirement Fund – Series VII
Scudder Worldwide 2004 Fund

SCUDDER STRATEGIC INCOME FUND 811-2743

SCUDDER TECHNOLOGY FUND 811-0547

SCUDDER TOTAL RETURN FUND 811-1236

SCUDDER U.S. GOVERNMENT SECURITIES FUND 811-2719

SCUDDER VALUE SERIES, INC. 811-5385
Scudder Contrarian Fund
Scudder-Dreman High Return Equity Fund
Scudder-Dreman Small Cap Value Fund

SCUDDER HIGH INCOME TRUST 811-5482

SCUDDER INTERMEDIATE GOVERNMENT TRUST 811-05539

SCUDDER MULTI-MARKET INCOME TRUST 811-5689

SCUDDER MUNICIPAL INCOME TRUST 811-05655

SCUDDER STRATEGIC INCOME TRUST 811-8382

SCUDDER STRATEGIC MUNICIPAL INCOME TRUST 811-05767

GLOBAL/INTERNATIONAL FUND, INC. 811-4670
Scudder Global Discovery Fund
Scudder Emerging Markets Income Fund
Scudder Global Fund
Scudder Global Bond Fund

INVESTMENT TRUST 811-43
Scudder Capital Growth Fund
Scudder Growth and Income Fund
Scudder Large Company Growth Fund
Scudder S&P 500 Index Fund
Scudder Small Company Stock Fund

SCUDDER CASH INVESTMENT TRUST 811-2613

SCUDDER FUNDS TRUST 811-3229
Scudder Short Term Bond Fund

SCUDDER INCOME TRUST 811-4049
Scudder GNMA Fund

SCUDDER INTERNATIONAL FUND, INC. 811-642
Scudder Emerging Markets Growth Fund
Scudder Greater Europe Growth Fund
Scudder International Fund
Scudder Latin America Fund
Scudder Pacific Opportunities Fund

SCUDDER MONEY MARKET TRUST 811-3495

SCUDDER MUNICIPAL TRUST 811-2671
Scudder High Yield Tax Free Fund
Scudder Managed Municipal Bond Fund

SCUDDER MUTUAL FUNDS, INC. 811-5565
Scudder Gold And Precious Metals Fund

SCUDDER PATHWAY SERIES 811-8606

Scudder Pathway Conservative Portfolio
Scudder Pathway Growth Portfolio
Scudder Pathway Moderate Portfolio

SCUDDER PORTFOLIO TRUST 811-42

Scudder Balanced Fund
Scudder High Income Opportunity Fund
Scudder Income Fund

SCUDDER SECURITIES TRUST 811-2021

Scudder 21st Century Growth Fund
Scudder Development Fund
Scudder Health Care Fund
Scudder Small Company Value Fund
Scudder Technology Innovation Fund

SCUDDER STATE TAX FREE TRUST 811-3749

Scudder Massachusetts Tax Free Fund

SCUDDER TAX FREE MONEY FUND 811-2959

SCUDDER TAX FREE TRUST 811-3632

Scudder Intermediate Tax/AMT Free Fund

SCUDDER U.S. TREASURY MONEY FUND 811-3043

VALUE EQUITY TRUST 811-1444

Scudder Large Company Value Fund
Scudder Select 500 Fund
Scudder Tax Advantaged Dividend Fund

SCUDDER ADVISOR FUNDS 811-04760

Scudder International Equity
Scudder Lifecycle Mid Range
Scudder Lifecycle Short Range
Scudder Mid Cap
Scudder PreservationPlus Income
Scudder Quantitative Equity
Scudder Small Cap
Tax-Free Money

SCUDDER ADVISOR FUNDS II 811-07347

Scudder EAFE Equity Index Fund
Scudder U.S. Bond Index Fund

SCUDDER ADVISOR FUNDS III 811-06576
- Scudder Lifecycle Long Range
- Scudder PreservationPlus

SCUDDER INSTITUTIONAL FUNDS 811-06071
- Cash Reserves Fund
- International Equity Fund
- Equity 500 Index Fund

SCUDDER INVESTMENT PORTFOLIOS 811-07774
- Liquid Assets
- U.S. Bond Index Portfolio
- EAFE® Equity Index Portfolio
- PreservationPlus Portfolio
- PreservationPlus Income Portfolio

SCUDDER CASH MANAGEMENT PORTFOLIO 811-06073

SCUDDER TREASURY MONEY PORTFOLIO 811-06072

SCUDDER INTERNATIONAL EQUITY PORTFOLIO 811-06702

SCUDDER EQUITY 500 INDEX PORTFOLIO 811-06698

SCUDDER ASSET MANAGEMENT PORTFOLIO 811-06699

SCUDDER MG INVESTMENTS TRUST 811-08006
- International Select Equity Fund
- European Equity Fund
- Emerging Markets Debt Fund
- Fixed Income Fund
- Municipal Bond Fund
- Short Duration Fund (formerly Short-Term Fixed Income Fund)
- Short-Term Municipal Bond Fund
- High Income Plus Fund
- Micro Cap Fund
- Total Return Bond Fund

SCUDDER INVESTMENTS VIT FUNDS 811-07507
- Equity 500 Index Fund
- EAFE Equity Index Fund
- Global Biotechnology Fund
- US Bond Index Fund
- Scudder Real Estate Securities Portfolio

SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, INC. 811-03883

SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC. 811-06600

SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, INC. 811-08886

SCUDDER RREEF SECURITIES TRUST 811-09589
Scudder RREEF Real Estate Securities Fund

SCUDDER RREEF REAL ESTATE FUND, INC. 811-21172
Scudder Real Estate Fund, Inc.

SCUDDER INVESTORS FUNDS, INC. 811-08227
Top 50 US Fund
Japanese Equity Fund
Global Biotechnology Fund

SCUDDER INVESTORS PORTFOLIOS TRUST 811-08375

SCUDDER MONEY FUNDS 811-2527

SCUDDER STATE TAX-FREE INCOME SERIES 811-3657
Scudder California Tax-Free Income Fund
Scudder Florida Tax-Free Income Fund
Scudder New York Tax-Free Income Fund

SCUDDER YIELDWISE FUNDS 811-8047

THE BRAZIL FUND, INC. 811-5269

THE KOREA FUND, INC. 811-4058

MONTGOMERY STREET INCOME SECURITIES, INC. 811-2341

SCUDDER GLOBAL HIGH INCOME FUND, INC. 811-06671

SCUDDER NEW ASIA FUND, INC. 811-4789

SCUDDER CALIFORNIA TAX-FREE TRUST 811-3729

SCUDDER FLOATING RATE FUND 811-09269

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.,

Defendants.

Cause No. ____________

COMPLAINT

COME NOW Plaintiffs, ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants, JANUS INVESTMENT FUND, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., state as follows:

1. Plaintiff ROBERT POTTER is a resident of Edwardsville, Madison County, Illinois.

2. Plaintiff DOROTHY LUETTINGER is a resident of Trenton, Clinton County, Illinois.

3. Defendant JANUS INVESTMENT FUND ("JANUS FUNDS") is a Massachusetts business trust with its principal place of business in Denver, Colorado. JANUS FUNDS is the sponsor of the Janus Overseas Fund ("Janus Overseas"). Defendant JANUS FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant JANUS FUNDS has

consented to the jurisdiction of Illinois courts. Defendant JANUS FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant JANUS FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant JANUS FUNDS has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

4. Defendant JANUS CAPITAL MANAGEMENT, LLC ("JANUS FUNDS MANAGER") is a Delaware limited liability company with its principal place of business in Denver, Colorado. The day-to-day tasks associated with running the business of Janus Overseas Fund, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant JANUS FUNDS MANAGER has been contracted to serve as the investment manager for the Janus Overseas Fund. As the investment manager for Janus Overseas Fund, Defendant JANUS FUNDS MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant JANUS FUNDS MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Janus Overseas Fund business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant JANUS FUNDS MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

5. Defendant SCUDDER INTERNATIONAL FUND, INC. ("SCUDDER FUNDS") is a Maryland corporation with its principal place of business in New York, New York. SCUDDER FUNDS is the sponsor of the Scudder International Fund ("Scudder International"). Defendant SCUDDER FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant SCUDDER FUNDS has consented to the jurisdiction of Illinois courts. Defendant SCUDDER FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant SCUDDER FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant SCUDDER FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC. ("SCUDDER FUND MANAGER") is a Delaware corporation with its principal place of business in New York, New York. The day-to-day tasks associated with running the business of Scudder International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant SCUDDER FUND MANAGER has been contracted to serve as the investment manager for Scudder International. As the investment manager for Scudder International, Defendant SCUDDER FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant SCUDDER FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Scudder International business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois.

Defendant SCUDDER FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

7. At all times relevant herein, Plaintiff ROBERT POTTER has owned and held shares of Janus Overseas for the purpose of long term investing in international securities.

8. At all times relevant herein, Plaintiff DOROTHY LUETTINGER has owned and held shares of Scudder International for the purpose of long term investing in international securities.

9. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

10. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

11. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

12. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

13. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the

closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

18. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

19. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

20. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

21. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities

markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

22. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

23. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

24. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon olosing prices for securities traded on this exchange that have been static for 14.5 hours.

25. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

26. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

27. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

28. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

29. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

30. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices

for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

31. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

32. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

33. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in

the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

34. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

35. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

38. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

39. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

40. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

41. Plaintiffs bring this complaint as a class action against Defendants JANUS FUNDS, JANUS FUNDS MANAGER, SCUDDER FUNDS and SCUDDER FUND MANAGER, and pursuant to § 5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares in Janus Overseas or Scudder International for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants,

and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

42. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

43. Members of the class are so numerous that joinder of all members is impracticable.

44. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas and Scudder International's and portfolio of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect Janus Overseas and Scudder International's long term shareholders from market timing traders of fund shares who use Janus Overseas and Scudder International's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of JANUS FUNDS, JANUS FUNDS MANAGER, SCUDDER FUNDS, and SCUDDER FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii. the extent of such damages.

45. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

46. The class action method is appropriate for the fair and efficient prosecution of this action.

47. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

48. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff, ROBERT POTTER, individually and on behalf of all others similarly situation, by and through his undersigned counsel, and for Count I of his Complaint against Defendants JANUS FUNDS and JANUS FUNDS MANAGER, states as follows:

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Defendant JANUS FUNDS operates Janus Overseas as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

51. Defendant JANUS FUNDS MANAGER serves as the investment manager for Janus Overseas. Defendant JANUS FUNDS MANAGER provides, among other things, portfolio management services and selects the securities for Janus Overseas to buy, hold or sell. Janus Overseas pays Defendant JANUS FUNDS MANAGER set fees based on the percentage of assets under management for managing Janus Overseas' assets. Defendant JANUS FUNDS MANAGER's compensation and management of the Janus Overseas Fund are required to be reviewed and approved by Defendant Janus Fund's board of trustees.

52. At all times relevant hereto, Plaintiff POTTER has owned shares in Janus Overseas.

53. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

54. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

55. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Janus Overseas Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

56. Defendants breached their duties of due care owed to Plaintiff Potter and similarly situated owners of the Janus Overseas Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Janus Overseas' portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas shares' at the expense of long term shareholders.

57. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Potter and the class have suffered damages in the amount to be proven at trial, but less than $75,000

per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against defendants JANUS INVESTMENT FUND and JANUS CAPITAL MANAGEMENT LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff, ROBERT POTTER, individually and on behalf of all others similarly situation, by and through his undersigned counsel, and for Count II of his Complaint against Defendants JANUS FUNDS and JANUS FUNDS MANAGER, states as follows:

58. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 50 through 55 as if fully set forth herein.

59. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Janus Overseas Fund might occur daily after the closing of the New York Stock Exchange.

60. With utter indifference and conscious disregard for Plaintiff POTTER'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff POTTER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Janus Overseas' portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas' shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Potter and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants JANUS INVESTMENT FUND and JANUS CAPITAL MANAGEMENT LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them from the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff, DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count III of her Complaint against Defendants SCUDDER FUNDS and SCUDDER FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

63. Defendant SCUDDER FUNDS operates Scudder International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

64. Defendant SCUDDER FUND MANAGER serves as the investment manager for Scudder International. Defendant SCUDDER FUND MANAGER provides, among other things, portfolio management services and selects the securities for Scudder International to buy, hold or sell.

Scudder International pays Defendant SCUDDER FUND MANAGER set fees based on the percentage of assets under management for managing Scudder International's assets. Defendant SCUDDER FUND MANAGER's compensation and management of the Scudder International Fund are required to be reviewed and approved by Defendant SCUDDER FUNDS' board of directors.

65. At all times relevant hereto, Plaintiff LUETTINGER has owned shares in Scudder International.

66. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

67. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

68. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Scudder International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

69. Defendants breached their duties of due care owed to Plaintiff LUETTINGER and similarly situated owners of the Scudder International Fund by, inter alia:

> i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Scudder International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Scudder International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Scudder International's shares at the expense of long term shareholders.

70. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff LUETTINGER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants SCUDDER INTERNATIONAL FUND, INC. and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff, DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count IV of her Complaint against Defendants SCUDDER FUNDS and SCUDDER FUND MANAGER, states as follows:

71. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 63 through 68 as if fully set forth herein.

72. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Scudder International Fund might occur daily after the closing of the New York Stock Exchange

73. With utter indifference and conscious disregard for Plaintiff 's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff LUETTINGER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Scudder International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Scudder International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Scudder International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff LUETTINGER and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants SCUDDER INTERNATIONAL FUND, INC. and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@korcintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312/286-4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, Plaintiffs, vs. JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., Defendants.	)	Cause No. ____________

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

[signature]

STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

POTTER ROBERT IND AND ON BEHALF OF ALL OTHERS SIMILARLY SITU
PLAINTIFF

DATE: 9/17/2003

VS.

CASE No. 2003 L 001254

SCUDDER INTERNATIONAL FUND INC A CORPORATION
R/A JOHN MILLETTE
TWO INTERNATIONAL PLACE
BOSTON MA 02110-4103
DEFENDANT

DEFENDANT SCUDDER INTERNATIONAL FUND INC A CORPORATION:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this SEPTEMBER 17, 2003.

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

BY: ______________
Deputy Clerk

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
10 EXECUTIVE WOODS COURT
BELLEVILLE IL 62226-2030

Date of Service: ____________________, 20_____.
(To be inserted by officer on the copy left with the defendant or other person)

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.*	)
Plaintiffs,	)
v.	) Case No. 2003-L-001254
JANUS INVESTMENT FUND, *et. al.*	)
Defendants.	)

THE SCUDDER DEFENDANTS' MOTION TO TRANSFER
THE CASE TO THE PROPER VENUE

Defendants Scudder International Fund, Inc. ("Scudder International Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (collectively, the "Scudder Defendants"), hereby move to transfer this case to the proper venue, in Cook County, Illinois.

This Complaint in this case is brought by investors in two mutual funds against the sponsors of those funds and the sponsors' investment advisors. Each plaintiff claims to represent nationwide classes of similarly situated investors which have allegedly been injured by breaches of certain duties allegedly owed to them by defendants regarding the management of these funds and the pricing of their shares.

In this Motion, the Scudder Defendants ask that the claims asserted against them be transferred to the proper venue, in Cook County, Illinois. Defendant Scudder International Fund is not registered to do business in Illinois, and while DIMA is registered to do business in this state, its only offices here are located in Cook County. Neither the Scudder Fund nor DIMA "does business" within the meaning of the Illinois venue statute in Madison County, nor did the transaction allegedly giving rise to plaintiff Luettinger's claims occur there either. Accordingly, venue is not proper in Madison County, and the case must either by dismissed or transferred to Cook County.

This motion is made pursuant to 735 ILCS 5/2-104 and 5/2-106.

In support of this motion, the Scudder Defendants submit the attached Affidavit of Phillip Gallo, Chief Compliance Officer of DIMA, and adopt and incorporate by reference the additional arguments and authorities set forth in the Memorandum of Law in support of this Motion being filed contemporaneously herewith.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN, P.C.
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: March 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

Dale Harris
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

Kurt Reitz
Thompson Coburn LLP
525 West Main Street
Belleville, IL 62220

HEYL, ROYSTER, VOELKER & ALLEN

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.* Plaintiffs, v. JANUS INVESTMENT FUND, *et. al.* Defendants.	Case No. 2003-L-001254

AFFIDAVIT OF PHILIP GALLO

1. I have been Chief Compliance Officer of Deutsche Investment Management Americas Inc. since April 2003. My office is located in New York City.

2. I submit this Affidavit in support of the motion by defendants Scudder International Fund, Inc. and Deutche Investment Management Americas Inc. ("DIMA") (collectively, the "Scudder Defendants") to transfer the case to the proper venue. I have personal knowledge of the matters set forth in this Affidavit.

3. Defendant Deutsche Investment Management Americas Inc. ("DIMA") is a Delaware corporation with its principal place of business in New York, New York. DIMA's headquarters are at 345 Park Avenue, New York, NY. The activities of DIMA may sometimes be referred as Scudder Investments.

4. Defendant Scudder International Fund, Inc. is a Maryland corporation with its principal place of business in New York, New York. Scudder International Fund, Inc.'s headquarters are also at 345 Park Avenue, New York, NY.

5. Scudder International Fund, Inc. is a registered management investment company of the series type, commonly called a mutual fund. DIMA is the investment advisor for Scudder International Fund, a series of Scudder International Fund, Inc., and therefore provides investment advice and other services to it.

6. The Scudder International Fund, Inc. is not registered to do business in the State of Illinois, does not have a registered agent in the State of Illinois, and does not have any offices in the State of Illinois. No officers, directors or employees of the Scudder International Fund, Inc. work or reside in Illinois.

7. DIMA is registered to do business in Illinois. DIMA's registered agent is located in Cook County, Illinois.

8. DIMA maintains an office in Chicago, Illinois, in Cook County. The Chicago office is DIMA's only office in the State of Illinois. DIMA's sales and marketing activities are coordinated in the Chicago office.

9. Specifically, DIMA does not maintain an office in Madison County, Illinois. No officers, directors or employees of DIMA work or reside in Madison County, Illinois.

10. Neither Scudder International Fund, Inc. nor DIMA has any contractual relationships with any brokers, dealers or agents who engage in business operations in Madison County, Illinois.

11. Neither DIMA's Board of Directors nor any other group of DIMA's officers or employees has ever met in Madison County, Illinois.

12. Neither the Board of Directors of the Scudder International Fund, Inc. nor any other group of its officers or employees has ever met in Madison County, Illinois.

13. No aspect of the valuation or pricing of the Scudder International Fund's portfolio takes place in Madison County, or anywhere else in Illinois. None of the individuals who participate in valuation or pricing activities of the Fund work or reside in Madison County or anywhere else in Illinois.

I declare under penalty of perjury that the foregoing is true and correct.

PHILIP GALLO

SUBSCRIBED and SWORN before me

this 9th day of March, 2004.

Notary Public

CATHERINE E. NAPOLITANO
Notary Public, State of New York
No. 43-4971632
Qualified in New York County
Commission Expires 9/10/04

3/10/04

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.* Plaintiffs, v. JANUS INVESTMENT FUND, *et. al.* Defendants.	Case No. 2003-L-001254

THE SCUDDER DEFENDANTS' MOTION TO DISMISS THE COMPLAINT

Defendants Scudder International Fund, Inc. ("Scudder International Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (collectively, the "Scudder Defendants"), hereby move to dismiss the Complaint in this action.

Introduction

This Complaint in this case is brought by investors in two mutual funds against the sponsors of those funds and the sponsors' investment advisors. Each plaintiff claims to represent nationwide classes of similarly situated investors which have allegedly been injured by breaches of certain duties allegedly owed to them by defendants regarding the management of these funds and the pricing of their shares.

In this Motion, the Scudder Defendants ask that the claims asserted against them be dismissed in their entirety. This motion is made pursuant to 735 ILCS 2/619.1.

Motion to Dismiss Pursuant to 735 ILCS 5/2-619

1. The Complaint alleges direct injury to the Scudder International Fund, and only indirect injury to plaintiffs by virtue of their status as shareholders in the fund. Plaintiffs

complain that defendants' actions caused injury to the Scudder International Fund, by reducing its assets and increasing its costs, which allegedly diluted the value of plaintiffs' shares. As such, plaintiffs' claims cannot be brought *against* the Scudder International Fund, and could (if valid) only be brought *on behalf of* the fund. Through such a "derivative" action, any recovery plaintiffs obtained would be paid to the fund (to restore the assets that allegedly were taken from it) which would benefit plaintiffs by eliminating the alleged dilution of their shares. Moreover, in the instant case, plaintiffs have not satisfied fundamental requirements for bringing derivative claims under the applicable law of the state of Maryland – that demand be made to fund directors to take action prior to filing suit, or that their Complaint demonstrate that such a demand would have been futile. Plaintiffs have done neither, so their claims must be dismissed.

2. Plaintiffs' claims are preempted by federal law. The Complaint alleges that defendants violated certain duties with respect to the calculation of mutual fund asset values and share prices, which are matters that are governed by the federal Investment Company Act, 15 U.S.C. § 80a-1, *et seq.*, and regulations by the United States Securities and Exchange Commission thereunder. *See, e.g.,* 15 U.S.C. §§ 80a-2a(41)(B), 80a-22(c), 80a-38(a). The duties plaintiffs seek to impose on defendants would conflict with this federal statute and the SEC rules, and would interfere with the accomplishment of the objectives of this body of federal law. Any such obligation imposed under state common law is therefore preempted and barred. *Orman v. Charles Schwab & Co.*, 179 Ill. 2d 282, 688 N.E.2d 620, 625 (Ill. 1997). *See also Sprietsma v. Mercury Marine*, 537 U.S. 51, 64 (2002).

<u>Motion to Dismiss Pursuant to 735 ILCS 5/2-615</u>

1. Plaintiffs have no legal basis for the duties they attempt to impose on the Scudder Defendants, and their claims are therefore substantially insufficient in law.

2. Plaintiffs have misjoined both their claims and the defendants in this matter, and the claims asserted by plaintiff Luettinger against the Scudder Defendants must either be dismissed or severed from the claims asserted by plaintiff Potter against the Janus Defendants pursuant to 735 ILCS 5/2-1006.

3. Plaintiffs' claims are not pleaded with sufficient particularity, thereby depriving the Scudder Defendants of a fair opportunity to respond.

The Scudder Defendants further adopt and incorporate by reference the additional arguments and authorities set forth in the Memorandum of Law in support of this Motion being filed contemporaneously herewith.

By this Motion, the Scudder Defendants also adopt and incorporate by reference the arguments included in Sections III B and C in the Memorandum in Support of the Janus Defendants' Motion to Dismiss, also filed with the Court in this matter.

For all the foregoing reasons, the Scudder Defendants respectfully request that the claims against them in this matter be dismissed in their entirety.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN, P.C.
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: March 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

HEYL, ROYSTER, VOELKER & ALLEN

7184331.1

08948 - N8955
10870 RHS, RKH
BKW

APR 19 2004

2003

FILED
MAR 10 2004
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER, *et al.*, *Plaintiffs*, v. JANUS INVESTMENT FUND, *et al.*, *Defendants*.	Case No. 2003 L 001254

JANUS DEFENDANTS' MOTION TO DISMISS PURSUANT TO CODE OF CIVIL PROCEDURE § 2-615

Defendants Janus Capital Management LLC and Janus Investment Fund (the "Janus defendants"), pursuant to section 2-615 of the Code of Civil Procedure, 735 ILCS 5/2-615, respectfully move to dismiss the complaint in the above-captioned action for failure to state a claim on which relief can be granted. In support of their motion, the Janus defendants state as follows:

1. The complaint is brought against the Janus defendants by Robert Potter, who alleges that he is an investor in Janus Overseas Fund. Potter purports to represent a class of similarly situated investors in Janus mutual funds.

2. The complaint alleges that the Janus defendants improperly calculate the net asset value, or NAV, of mutual fund shares using "stale" closing market prices established on the foreign securities exchanges on which portfolio securities trade. Compl. ¶¶ 33, 34, 35, 37, 38. The complaint alleges that by purportedly calculating NAV in this manner, the Janus defendants have created opportunities for arbitrageurs to purchase fund shares at a "discount," or to redeem fund shares at a "premium." Compl. ¶ 38.

3. Potter's claims against the Janus defendants should be dismissed for six independent reasons:

a. Potter's claim that the Janus defendants allegedly failed to "properly" value fund shares is derivative in nature. Janus Investment Fund is a Massachusetts business trust (Compl. ¶ 3), and the rights of shareholders to sue for injury to the value of Janus funds at issue are therefore governed by Massachusetts law. Under the law of the state of Massachusetts, Potter's claims for diminution of value must be brought derivatively, on behalf of the Janus funds; Potter therefore lacks standing to prosecute a direct action against the Janus defendants. Moreover, Potter has failed to comply with the Massachusetts requirement of making demand on the fund trustees.

b. Potter's action impermissibly seeks to enforce federal regulations governing mutual fund pricing. The sole source of law governing pricing of mutual fund shares is the federal Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-1, and regulations promulgated thereunder. Because no private right of action exists to enforce ICA provisions or regulations relating to NAV pricing, and because that right is exclusively entrusted to administrative enforcement, Potter's allegations that the Janus defendants failed to adhere to federal pricing policies cannot be maintained in a private civil action. To the extent Potter claims that state law requires Janus to adopt fair value pricing, Potter's claims are preempted. Federal law authorizes, encourages, and in many cases requires the use of the market value of securities to calculate NAV values. *See, e.g.*, Putnam Int'l Equities Fund, Fed. Sec. L. Rep. (CCH) ¶ 76,816 (SEC No-Action Letter

Feb. 23, 1981); SEC Div. of Inv. Mgmt., *Letter to the ICI Regarding Valuation Issues*, Apr. 30, 2001, at 6 ("2001 ICI Letter"). Potter's state-law claims conflict with the system of federal regulation of fair value pricing, which occupies the field.

c. Potter's state-law claims, to the extent they may be maintained directly and are not preempted by the ICA, are preempted by the Securities Litigation Reform Act of 1998, 15 U.S.C. § 17bb ("SLUSA"), which precludes the maintenance of class actions such as this one under state law.

d. Potter alleges no factual or legal basis for the state-law duties he attempts to impose on the Janus defendants, and his claims are therefore substantially insufficient in law.

e. Potter's claims are further barred by the rule established by the Illinois Supreme Court in *Moorman Manufacturing Company v. National Tank Company*, 91 Ill. 2d 69 (1982), as he seeks to recover for a purely economic loss. Under *Moorman* and its progeny, Potter cannot recover in tort for purely economic losses due to alleged negligence in the valuation of portfolio securities.

f. Finally, Count II of the Complaint does not contain sufficient facts to support Potter's claim for "willful and wanton" conduct. Simply characterizing the Janus defendants' alleged breach as "willful and wanton" does not give rise to an independent tort claim.

4. The Janus defendants have contemporaneously filed a memorandum of law (supported by three exhibits) setting forth their legal arguments and case authority supporting the dismissal of plaintiff Potter's claims.

WHEREFORE, for the reasons set forth herein and in the memorandum of law submitted herewith, defendants Janus Capital Management LLC and Janus Investment Fund respectfully request that the Court grant their motion and dismiss the claims asserted against them by plaintiff Potter.

Dated: March 10, 2004.

Gordon R. Broom - 00308447
Gary A. Meadows - 06209493
BURROUGHS, HEPLER, BROOM,
MacDONALD, HEBRANK & TRUE, LLP
103 W. Vandalia St., Ste. 300
P. O. Box 510
Edwardsville, IL 62025
Telephone: (618) 656-0184
Fax: (618) 656-1364

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Fax: (202) 467-0539

Attorneys for Janus Capital Management, LLC

Kurt E. Reitz
THOMPSON COBURN LLP
525 West Main Street
Belleville, Illinois 62220-1547
(618) 277-4700

Dale R. Harris
DAVIS GRAHAM & STUBBS LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-9400

Attorneys for Janus Investment Fund

08948; N8955
10870 RHS, RKH
BKW

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER, *et al.*, *Plaintiffs*, v. JANUS INVESTMENT FUND, *et al.*, *Defendants*.	)	Case No. 2003 L 001254

CERTIFICATE OF SERVICE

The undersigned certifies that copies of Janus Defendants' Motion to Dismiss Pursuant to Code of Civil Procedure §2-615 and Memorandum in Support of the Janus Defendants' Motion to Dismiss were served upon the following attorneys of record by enclosing the same in an envelope addressed to such attorney with postage fully prepaid and by depositing said envelope in a U.S. Post Office mail box in Edwardsville, Illinois, on this 10th day of March, 2004.

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Ste. 660
Chicago, IL 60602

Law Offices of Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Dale R. Harris
Davis Graham & Stubbs LLP
1550 Seventeenth St., Ste. 500
Denver, CO 80202

Robert Shultz
Heyl, Royster, Voelker & Allen, P.C.
103 West Vandalia St., POB 467
Edwardsville, IL 62025

John D. Donovan, Jr.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

David O. Stewart
Laura Suchon
Thomas B. Smith
Ropes & Gray LLP
700 Twelfth Street, N.W.
Suite 900
Washington, DC 20005

Christopher P. Hall
Francis S. Chlapowski
Morgan, Lewis & Bockius LLP
101 Park Avenue, 44th Floor
New York, NY 10178

Kurt E. Reitz
Thompson Coburn
525 West Main
P. O. Box 750
Belleville, IL 62222-0750

Marvin A. Miller
Miller Faucher and Cafferty LLP
30 North LaSalle St., Ste. 3200
Chicago, IL 60602

Andrew L. Barroway
Schiffrin & Barroway, LLP
Three Bala Plaza East, Ste. 400
Bala Cynwyd, PA 19004

08948- N8955
10870- RHS, RKH, BKW

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
MAR 10 2004
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER, *et al.*,	)	
Plaintiffs,	)	
v.	)	Case No. 2003 L 001254
JANUS INVESTMENT FUND, *et al.*,	)	
Defendants.	)	

MEMORANDUM IN SUPPORT
OF THE JANUS DEFENDANTS' MOTION TO DISMISS

Defendants Janus Investment Fund and Janus Capital Management LLC (the "Janus defendants") respectfully submit this memorandum in support of their motion to dismiss the Complaint of plaintiff Robert Potter for failure to state a claim on which relief can be granted.[1]

I. Introduction

Potter sues on behalf of a putative class of investors in Janus Overseas Fund, a series of Janus Investment Fund that is comprised primarily of securities traded on foreign markets. The net asset value ("NAV") of shares in Janus Overseas Fund is calculated once daily using the prices of the securities comprising the fund. Under federal law, traded securities (including securities traded on foreign markets) must be priced at market value; if (and only if) market value is not "readily available," the fund may make an estimate of "fair value." Potter complains that the Janus defendants improperly set the NAV for shares in Janus Overseas Fund by

1 Potter's co-plaintiff, Dorothy Leuttinger, asserts no claims against the Janus defendants.

allegedly relying on the market values of portfolio securities rather than engaging in "fair value" pricing. He claims that this alleged failure allowed arbitrageurs to profit from time-zone differences between the domestic and foreign markets, allegedly resulting in a diminution of the value of the fund. But his claims fail as a matter of law, and the Complaint should be dismissed, for six independent reasons.

First, this action may not be maintained by Potter under the law of Massachusetts, where the fund is organized. The sole injury alleged by Potter—the supposed diminution in the value of the fund—is indirect. Under Massachusetts law, such claims must be brought derivatively, and must be preceded by a demand on the fund trustees. Because Potter has failed to meet these requirements of Massachusetts law, the Complaint should be dismissed.

Second, this action may not be maintained as a matter of federal law. The sole source of law governing the pricing of mutual fund shares is the federal Investment Company Act of 1940 ("ICA") and regulations promulgated thereunder. But no private right of action exists to enforce the ICA provisions or regulations relating to NAV calculation. Therefore, to the extent Potter complains that the Janus defendants failed to adhere to the pricing policies mandated by federal law, such claims cannot be maintained in a private civil action (in federal *or* state court). Moreover, to the extent Potter contends that the Janus defendants were required under state law to use fair value pricing, such a claim conflicts with the comprehensive federal framework governing the computation of NAV and is preempted by federal law. Accordingly, the Complaint should be dismissed.

Third, Potter's state-law claims (to the extent they may be maintained directly and are not preempted by the ICA) are preempted by the Securities Litigation Uniform Standards Act of

1998, 15 U.S.C. § 78bb ("SLUSA"), which precludes maintenance of class actions such as this one under state law.

Fourth, Potter alleges no factual or legal basis for the state-law duties he attempts to impose on the Janus defendants, and his claims are therefore substantially insufficient in law.

Fifth, the Complaint is insufficient in law because it purports to seek recovery in tort for purely economic loss, contrary to the rule established by the Illinois Supreme Court in *Moorman Manufacturing Company v. National Tank Company*, 91 Ill. 2d 69 (1982), and similarly applied by the Massachusetts courts. No exception to the economic loss doctrine is available to plaintiff under the facts alleged in the Complaint, requiring dismissal of the claims.

Sixth, under Illinois' fact pleading requirements, Count II for gross negligence fails to contain sufficient facts to support a claim for "willful and wanton" conduct. Merely adding in Count II the words "willful and wanton" to the breach allegations of the Complaint does not somehow create an independent tort claim. At minimum, Count II should be dismissed or stricken.

II. BACKGROUND

A. The Allegations Of The Complaint

Potter alleges that he owns shares in Janus Overseas Fund, a mutual fund that invests primarily in securities traded outside the United States. Compl., ¶¶ 7, 11. According to the Complaint, fund shares "are sold to investors . . . at a price based upon the [NAV] per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges." *Id.*, ¶ 13. "Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time." *Id.*, ¶ 15. Potter further explains that "[i]n valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio." *Id.*, ¶ 16.

Because of time-zone differences between New York and foreign markets, the Complaint asserts, "the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV," and "[t]he NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in [the] interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs." *Id.*, ¶¶ 17, 32. Potter contends that this creates an opportunity for so-called "market timers" to take advantage of the time zone differential between domestic and foreign markets by purchasing shares of the Overseas Fund at a discount or redeeming them at a premium. *See id.*, ¶¶ 33-35. The result, Potter contends, is that market timers reap "excess profits" and "vastly higher returns" that "come at the expense of fellow shareholders who are non-trading long term buy and hold investors." *Id.*, ¶¶ 37, 39.

B. The Federal Regulatory Scheme

Congress enacted the ICA out of an "immediate need for national legislation regulating investment companies." S. Rep. No. 76-1775, at 1 (1940). One of the ways in which Congress sought to impose a national structure on investment companies was to set the manner in which mutual funds must calculate their NAV. Under the ICA, open-end mutual funds must calculate their NAV using the *market value* of portfolio securities if the market value is "readily available." 15 U.S.C. § 80a-2(a)(41)(B)(i); 17 C.F.R. § 270.2a-4(a). Significantly, the ICA does not require (or even permit) funds to ascertain the "fair value" of portfolio securities unless market quotations are *not* readily available:

> Portfolio securities with respect to which market quotations are readily available *shall* be valued at current market value, and other securities and assets shall be valued at fair value as determined in good faith by the board of directors of the registered company.

15 U.S.C. § 80a-2(a)(41)(B)(ii); 17 C.F.R. § 270.2a-4(a) (emphasis added). The Securities and Exchange Commission ("SEC") staff has emphasized that when market quotations are readily available, "funds are not permitted to ignore these quotations and fair value price the securities," because to do so "would not be consistent with a fund's obligation under the 1940 Act and could result in an incorrect NAV." SEC Div. of Inv. Mgmt., *Letter to the ICI Regarding Valuation Issues*, Apr. 30, 2001, at 6 ("2001 ICI Letter") (attached as Tab 1).

Regulations adopted under the ICA, in turn, require funds to compute their NAV at least once daily, at a specific time determined by the fund's board. 17 C.F.R. § 270.22c-1. "Typically, funds calculate their NAVs once each day at or near the close of the major U.S. securities exchanges and markets (usually 4:00 p.m., Eastern Time. . . .)." 2001 ICI Letter, at 1; *see also The Investment Company Regulation Deskbook* § 5.1 (1997) (describing methodology used to calculate NAV). With respect to valuing a portfolio security, the SEC has directed that funds should use the last sales price on the exchange on which it is principally traded. Fed. Sec. L. Rep. (CCH) ¶ 72,140 (Dec. 23, 1970). Because many foreign markets close before the NAVs are set for domestic funds, the closing prices of foreign securities "may be as much as 12-15 hours old by the time of the funds' NAV calculation, and may not reflect the current market values of those securities at that time." 2001 ICI Letter, at 1-2.

Nevertheless, federal law does *not* require mutual funds to employ "fair value" pricing (*i.e.*, pricing based on a valuation estimate that may differ from the closing price of a security trading on a foreign exchange) for all foreign securities in order to eliminate exposure to time zone arbitrage. Instead, funds may be required to use fair value estimates to calculate NAV only if the fund determines that a "significant event" has occurred after the close of a foreign market:

> [W]ith regard to a foreign security, a fund must evaluate whether a significant event (*i.e.*, an event that will affect the value of a portfolio security) has occurred

> after the foreign exchange or market has closed, but before the fund's NAV calculation. If the fund determines that a significant event has occurred since the closing of the foreign exchange or market, but before the fund's NAV calculation, then the closing price for that security would not be considered a "readily available" market quotation, and the fund must value the security pursuant to a fair value pricing methodology.

2001 ICI Letter, at 3. The SEC has never defined what constitutes a "significant event" that may require the use of fair value pricing. *See Valuation and Liquidity Issues for Mutual Funds: 2002 Supplement*, INVESTMENT COMPANY INSTITUTE, Mar. 2002, at 9 (attached as Tab 2). Moreover, the SEC staff has stressed that even the occurrence of a "significant event" does not require a fund to use a price other than the most recent closing price of a portfolio's securities: "A determination that market quotations are no longer 'readily available' would not preclude a fund's board from concluding that the most recent closing market prices represent fair value." 2001 ICI Letter, at n.9.

III. ARGUMENT

A. Potter's Claims Are Precluded By Massachusetts Law

"The question whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation." *Kennedy v. Venrock Assocs.*, 348 F.3d 584, 589 (7th Cir. 2003); *see Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990) (recognizing that Illinois has adopted the "internal affairs" doctrine as its choice-of-law principle in corporate governance); *Lipman v. Batterson*, 316 Ill. App. 3d 1211, 1215 (1st Dist. 2000); *Spillyards v. Abboud*, 278 Ill. App. 3d 663, 667 (1st Dist. 1996). Because defendant Janus Investment Fund, of which Janus Overseas Fund is a series, is a Massachusetts business trust (*see* Compl. ¶ 3), Massachusetts law governs the determination of whether Potter's claim must be brought derivatively. *See Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 489 (N.D. Ill. 1999) (applying Massachusetts law to shareholder suit against business trust formed in

Massachusetts), *aff'd*, 295 F.3d 738 (7th Cir. 2002), *cert. denied*, 537 U.S. 1088 (2002); *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000) (same).[2]

Under well-established law, "a shareholder may not directly bring claims that belong to the corporation." *Green*, 186 F.R.D. at 489 (*citing Bessette v. Bessette*, 434 N.E.2d 206, 208 (Mass. 1982)). In order to bring an individual action, a plaintiff "must be injured directly or independently of the corporation," *Kramer v. W. Pac. Indus., Inc.*, 546 A.2d 348, 351 (Del. 1988) (emphasis omitted), and not "merely as [an] owner[] of the corporate stock." *Jackson v. Stuhlfire*, 547 N.E.2d 1146, 1148 (Mass. App. Ct. 1990); *see also Lapidus*, 232 F.3d at 683 (shareholder claim may be brought directly only if a plaintiff alleges an injury that is distinct from other shareholders) (applying Massachusetts law); *Sarin v. Ochsner*, 721 N.E.2d 932, 934 (Mass. Ct. App. 2000). Massachusetts courts have long recognized that "[m]isconduct in dealing with a corporation, or in the management of its affairs, can affect its members only through the corporation itself," and "if [shareholders] deem themselves aggrieved . . . by the dealings of others with it . . . they are bound to seek their remedy through corporate channels." *Dunphy v. Traveler's Newspaper Ass'n*, 16 N.E. 426, 430-31 (Mass. 1888); *see also Aldo Cigal v. Leader Dev. Corp.*, 557 N.E.2d 1119, 1123 (Mass. 1990); *Bartlett v. New York*, 109 N.E. 452, 453 (Mass. 1915).

Potter's Complaint is a textbook example of a derivative claim for which no direct action may be maintained. Potter alleges that "[d]ue to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the

---

2 Defendant Janus Capital Management, the investment adviser to the Janus funds, is a Delaware limited liability corporation. *See* Compl. ¶ 4. Massachusetts courts look to Delaware law for guidance on derivative actions. *See Houle v. Low*, 556 N.E.2d 51, 59 (Mass. 1990).

wealth represented by that diluted amount has been transferred to market timing traders." Compl. ¶ 38. As the Complaint itself explains, this alleged injury is not unique to Potter (or any other investor), but rather results only from an alleged diminution in value of the fund:

> When market timing traders are able to buy shares at a discount, ***Defendants' fund assets suffer dilution*** because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, ***Defendants' fund assets suffer dilution*** because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants.

Id. (emphases added). Potter's own Complaint thus refutes the federal court's assertion that "[p]laintiffs have based their claims strictly upon the direct and individual harm of stock equity dilution, a claim not actionable by the corporation itself." Remand Order (Feb. 9, 2004), at 7. As the Complaint makes clear, Potter's "dilution" claim relates *only* to the value of the fund assets, in which he has an undivided interest.[3] The allegations in the *Complaint*—*not* the federal court's characterization of Potter's claim—control this analysis. *See* 12B WILLIAM FLETCHER, FLETCHER CYCLOPEDIA OF PRIVATE CORPORATIONS, § 5911 (2003).

Any claim for the dilution of mutual fund assets necessarily belongs to the fund itself, and *not* to individual shareholders who were injured, if at all, only indirectly. *See Kramer*, 546 A.2d at 353 ("Any devaluation of stock is shared collectively by all the shareholders, rather than independently by the plaintiff or any other individual shareholder"); *Litman v. Prudential-Bache Props., Inc.*, 611 A.2d 12, 15 (Del. Ch. 1992); *Rand v. Anaconda-Ericsson, Inc.*, 794 F.2d 843, 849 (2d Cir. 1986). Indeed, direct claims brought by mutual fund investors alleging dilution

---

[3] Mutual fund assets are held in trust for the benefit of investors. There is no "stock equity" at issue in this case.

damages have "routinely" been dismissed because such claims are derivative in nature. *In re Merrill Lynch & Co.*, 272 F. Supp. 2d 243, 260 (S.D.N.Y. 2003).[4]

The Illinois courts have repeatedly affirmed the dismissal of shareholder actions alleging, as here, a diminution in value of their shares as the result of what amounts to mismanagement. *Lipman*, 316 Ill. App. 3d at 1216 ("Plaintiffs allege that defendants' mismanagement caused a 'precipitous decline' in the price of their stock. Accordingly, plaintiffs' complaint is derivative in nature."); *Small v. Sussman*, 306 Ill. App. 3d 639, 644 (1st Dist. 1999) (plaintiff's claim alleging the waste of corporate assets affects shareholders indirectly and therefore could only be maintained as a derivative suit); *Spillyards*, 278 Ill. App. 3d at 674 (plaintiff's claims that defendants failed to adequately shop for buyer of corporation and that "consideration for the stock could have been increased had the sale occurred in a more competitive atmosphere" were derivative in nature); *Seinfeld v. Bays*, 230 Ill. App. 3d 412, 423 (1st Dist. 1992) ("Claims of devaluation of stock and of corporate waste are claims which accrue to the corporation rather

---

4 *See, e.g.*, *Lapidus*, 232 F.3d at 683-84 (mutual fund investors may not maintain a direct action where "the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares"); *Kauffman v. The Dreyfus Fund, Inc.*, 434 F.2d 727, 732-22 (3d Cir. 1970) (denying direct action brought by mutual fund investor where the only harm to the plaintiff was the indirect harm of a reduction in the value of his shares); *In re Merrill Lynch*, 272 F. Supp. 2d at 261 (injuries "alleged to arise because the Fund's net asset value declined . . . *plainly* show that plaintiff's alleged injury was derivative, by virtue of her ownership of shares in the Fund") (emphasis added); *Green*, 186 F.R.D. at 490 (dismissing claims asserted by mutual fund investors as a direct class action because "[d]iminution in value of the common stock . . . is an injury to the Funds, and any harm to the plaintiffs as common shareholders is derivative in nature"); *King v. Douglass*, 973 F. Supp. 707, 724-725 (S.D. Tex. 1996) (claim premised on allegation that a "rights offering [would] reduce the NAV and the market value of the Fund's shares and dilute the value of existing shareholder's interests" held to be derivative because "[s]uch alleged acts [would] affect all shareholders equally, proportionate to each shareholder's ownership interest"). *Strougo v. Bassini*, 282 F.3d 162 (2d Cir. 2002), is not to the contrary. The *Strougo* court recognized that claims involving the dilution of fund shares are derivative. *Id.* at 174. The claims that the *Strougo* court held could be maintained directly bear no relation to those asserted by Potter. *See id.* at 175-76.

than to individual shareholders. Such suits must be brought derivatively . . . ."); *Kennedy v. First Nat'l Bank of Decatur*, 129 Ill. App. 3d 633, 637 (4th Dist. 1985) ("shareholders of the corporation injured by virtue of the diminution in value of their shares may not recover directly for their losses, but are compensated indirectly if the corporation recovers because its assets are replenished").

Because the claim that Potter advances is a derivative one, he lacks standing to prosecute a direct action against the Janus defendants and the Complaint should be dismissed. *See, e.g.*, *Lapidus*, 232 F.3d at 683, 684 (affirming dismissal for lack of standing where "the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares"); *see also Green*, 186 F.R.D. at 490 (direct class-action claims dismissed because "[d]iminution in value of the common stock . . . is an injury to the Funds, and any harm to the plaintiffs as common shareholders is derivative in nature").

Nor can Potter's Complaint be recharacterized as a derivative claim. Not only did he fail to comply with the special pleading requirements of 805 ILCS 5/7.80(b), but a derivative action is precluded as a matter of substantive law: In order to bring a derivative claim under Massachusetts law, Potter was required to make a demand on the fund before bringing suit, or explain in his complaint why such a demand was not made. *Harhen v. Brown*, 730 N.E. 2d 859, 865 (Mass. 2000); *see generally Kamen v. Kemper*, 500 U.S. 90 (1991) (law of the state of incorporation determines whether demand is required). Potter has made no such demand on Janus Overseas Fund or its trustees, nor has he explained in the Complaint the absence of a demand. This failure requires dismissal of the Complaint. *Jackson*, 547 N.E.2d at 1148.

B. Potter's Claims Are Precluded By The Investment Company Act

The gravamen of Potter's Complaint is that the Janus defendants breached "duties" supposedly owed to him and other investors by:

"i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

"ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

"iii. failing to implement Janus Overseas' portfolio valuation and share pricing policies and procedures; and

"iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas shares at the expense of long term shareholders."

Compl. ¶ 60 (Count II); *see also id.*, ¶ 56 (Count I). The ICA, however, precludes Potter's attempt to enforce these alleged "duties."

1. There Is No Private Right Of Action To Enforce Section 22 Of The ICA Or Regulations Promulgated Thereunder

The first breach of "duty" alleged by Potter is that the Janus defendants "fail[ed] to know and implement applicable rules and regulations concerning the calculation of NAV." Compl. ¶ 60. Although the Complaint does not specify those "rules and regulations," the context makes clear that Potter is claiming that the Janus defendants failed to "know and implement" ICA Rules 2a-4 (which defines NAV for purposes of fund share pricing) and 22c-1 (which requires NAV pricing). *See* 17 C.F.R. §§ 270.2a-4 & 270.22c-1.

There is no basis for Potter's contention that the Janus defendants failed to *know* the federal rules governing NAV calculation. To the contrary, the Janus Overseas Fund prospectus provides:

> A Fund's NAV is calculated at the close of the regular trading session of the NYSE (normally 4:00 p.m. New York time) each day that the NYSE is open. . . . Securities are valued at market value or, if a market quotation is not readily available, or if events or circumstances that may affect the value of portfolio securities are identified between the closing of their principal markets and the time the NAV is determined, at their fair value determined in good faith under procedures established by and under the supervision of the Trustees.

Janus Equity Funds Prospectus, at 66 (attached as Tab 3).[5] The prospectus precisely tracks Rules 2a-4 and 22c-1 on calculating NAV, as well as the SEC staff guidance on fair value pricing.

Moreover, Potter's claim that the Janus defendants failed to *implement* federal regulations concerning NAV calculation cannot stand because no express private right of action exists to enforce the pricing requirements of the ICA. *See White v. Heartland High-Yield Mun. Bond Fund*, 237 F. Supp. 2d 982, 986 (E.D. Wis. 2002). Indeed, with one exception not relevant here (*see* ICA § 36(b), 15 U.S.C. § 80a-35(b)), the ICA does not provide *any* express private right of action to enforce its provisions or the rules promulgated thereunder.

Nor may any private right of action to enforce Section 22 be implied based on the statutory scheme. Congressional intent is determinative in assessing whether a statute creates an implied right of action. *Alexander v. Sandoval*, 532 U.S. 275, 286 (2001). Absent explicit language creating a cause of action, there is a presumption that Congress did not intend to do so. That presumption is particularly strong where, as here, Congress has chosen to create an express private right of action for one part of a statute but not for another. In such cases, "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that

---

5 The Janus Equity Funds Prospectus applies to a number of series of Janus Investment Fund, including Janus Overseas Fund. Because Potter's description of the fund's pricing policies necessarily refers to the prospectus (*see* Compl. ¶¶ 13-16), and the authenticity of the prospectus is easily verifiable, this Court may consider it without converting this motion to dismiss into one for summary judgment. *People v. Davis*, 65 Ill. 2d 157, 161 (1976) (judicial notice may be taken of matters commonly known or readily verifiable); *see also In re Newell Rubbermaid Inc. Sec. Litig.*, No. 99C6853, 2000 WL 1705279, at *3 n.2 (N.D. Ill. Nov. 14, 2000) (courts may take judicial notice of prospectuses without converting a motion to dismiss into a motion for summary judgment). Moreover, courts may take judicial notice of documents publicly filed with the SEC. *See Riggs Partners, LLC v. Hub Group, Inc.*, No. 02C1188, 2002 WL 31415721, at *1 (N.D. Ill. Oct. 25, 2002).

omission of an explicit private right to enforce other sections was intentional." *Olmsted v. Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 433 (2d Cir. 2002) (holding that Congress did not intend a private right of action to exist under ICA §§ 26(f) and 27(i)); *see also Farm Credit Bank of St. Louis v. Dorr*, 250 Ill. App. 3d 1, 4-6 (5th Dist. 1993) (holding that Congress did not intend a private right of action to exist under the Farm Credit Act).

Recognizing this presumption against implying a cause of action, and reflecting the Supreme Court's recent "retreat[] from [its] previous willingness to imply a cause of action where Congress has not provided one," *Corr. Servs. Corp. v. Malesko*, 534 U.S. 61, 67 n.3 (2001), courts have consistently refused to recognize private rights of action under various provisions of the ICA, including Section 22. *White*, 237 F. Supp. 2d at 986-87 (no private right of action under ICA §§ 22 or 34(b)); *see also In re Merrill Lynch & Co., Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 256 (S.D.N.Y. 2003) (no private right of action under ICA § 34(b)); *Dorchester Investors v. Peak Int'l Ltd.*, 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001) (same); *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.*, 260 F. Supp. 2d 616, 625 (S.D.N.Y. 2003) (no private right of action under ICA § 12(d)(1)(A)). This conclusion follows from the facts that the ICA's directives do not contain "rights-creating" language; Section 42 of the ICA provides for SEC enforcement of all provisions of the ICA, suggesting that Congress intended to preclude other methods of enforcement; and Congress provided a private right of action under Section 36(b) of the ICA, suggesting that its omission of an explicit private right to enforce other sections was intentional.[6]

Moreover, where an enabling statute does not permit a private cause of action, no right exists to enforce the rules promulgated thereunder. *See Alexander*, 532 U.S. at 291 ("[I]t is most certainly incorrect to say that language in a regulation can conjure up a private cause of action that has not been authorized by Congress. Agencies may play the sorcerer's apprentice but not the sorcerer himself."); *Angelastro v. Prudential-Bache Secs., Inc.*, 764 F.2d 939, 947 (3d Cir. 1985). Because no private right of action exists under the provisions of the ICA pursuant to which the regulations governing NAV calculation were promulgated, private litigants cannot enforce those regulations in civil actions. The Complaint therefore fails to state a claim on which relief can be granted.

2. There Is No Private Right Of Action To Enforce SEC Staff Guidance

The second breach of "duty" alleged is "failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had

---

6 In *Mann v. Kemper Financial Companies, Inc.*, 247 Ill. App. 3d 966, 981-83 (1st Dist. 1992), the court opined that § 17(j) of the ICA confers a private right of action, but that case has been undermined by subsequent federal decisions. In *Central Bank of Denver v. First Interstate Bank of Denver*, 511 U.S. 164, 184-88 (1994), the Supreme Court held that courts were no longer to imply private rights of action under the federal securities laws. In light of the holding in *Central Bank*, a number of courts have held that there is no private right of action to enforce various sections of the ICA. For example, the Second Circuit described the practice of implying rights of action as an "ancient regime" and held that no private cause of action exists for violations of §§ 26(f) and 27(i). *Olmsted*, 283 F.3d at 434. Since *Central Bank*, no federal court has found that any section of the ICA confers a private right of action. *See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Securities Litigation*, 272 F. Supp. 2d 243, 256 (S.D.N.Y. 2003) (no private right of action under Section 34(b) of the ICA); *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, Inc.*, 260 F. Supp. 2d 616, 625 (S.D.N.Y. 2003) (no private right of action under Section 12(d)(1)(A) of the ICA); *White v. Heartland High-Yield Mutual Bond Fund*, 237 F. Supp. 2d 982, 987 (E.D. Wis. 2002) (no private right of action under Sections 22 and 34(b) of the ICA); *Dorchester Investors v. Peak International Limited*, 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001) (no private right of action under Section 34(b)). Given that the *Mann* Court relied on "the

[Footnote continued on next page]

occurred after the foreign trading markets for such securities had closed but before defendants calculated NAV and share prices." Compl. ¶ 60. This is an incomplete paraphrase of the guidance offered by the SEC staff in the 2001 ICI Letter concerning funds' obligations to implement fair value pricing upon the occurrence of a significant event.

The 2001 ICI Letter provides guidance from the SEC staff, but is not an authoritative pronouncement from the Commission itself. Although the Commission has cited the 2001 ICI Letter with apparent approval in a recent release (*see Compliance Programs of Investment Companies and Investment Advisers*, 68 Fed. Reg. 74,714, 74,718 (Dec. 24, 2003)), such policy statements are not entitled to the deference ordinarily afforded the regulations of federal agencies. *See, e.g., Clackamas Gastroenterology Assocs., P.C. v. Wells*, 123 S. Ct. 1673, 1680 n.9 (2003). Moreover, the Commission noted in that release only that "funds that fail to fair value their portfolio under [the circumstances described in the 2001 ICI Letter] *may* violate rule 22c-1." 68 Fed. Reg. at 74,718 (emphasis added). The SEC thus has not determined that failure to comply with the SEC staff guidance constitutes a violation of the NAV regulation.

In any event, there exists no private right of action to enforce the views of the SEC staff. The 2001 ICI Letter offers an interpretation of Rule 22c-1. Because there is no private right of action to enforce that regulation, it follows *a fortiori* that there is no private right of action to enforce the SEC staff's interpretive guidance on the rule. Indeed, even if the positions advanced in the 2001 ICI Letter are adopted by the Commission in a formal rulemaking in the future, there would be no private right of action for the reasons explained above.

[Footnote continued from previous page]

holdings of *federal* courts that there is a private right of action under section 17(a)" (*Mann*, 247 Ill. App. 3d at 982) (emphasis added)—holdings that have since been repudiated—*Mann* is not persuasive authority here.

3. There Is No Private Right Of Action To Enforce Compliance With Prospectus Policies

The third "breach of duty" allegation is the "fail[ure] to implement Janus Overseas' portfolio valuation and share pricing policies and procedures." *See* Compl. ¶ 60. But no private right of action exists under the ICA to compel a fund to comply with its prospectus disclosure. *White*, 237 F. Supp. 2d at 987; *cf. Dorchester Investors*, 134 F. Supp. 2d at 581 (finding no cause of action under ICA § 34(b) to challenge false statements in prospectus).

Moreover, the prospectus for the Janus Overseas Fund fully complies with the requirement of Section 22(d) of the ICA that mutual fund shares be offered to the public at a price stated in the prospectus. The SEC recently adopted *new* rules requiring investment advisers and funds to adopt policies regarding NAV calculation, including fair value pricing, but those rules did not become effective until February 5, 2004, with a compliance date of October 5, 2004. *See* 68 Fed. Reg. at 74,273. Potter cannot complain that the Janus defendants failed to comply with rules that were adopted after he filed his complaint, and in any event the new rules were adopted under Section 38 of the ICA, which does not authorize a private right of action.

4. The ICA Preempts Any Attempt To Require Fair Value Pricing Under State Law

The fourth, and final, "breach" alleged by Potter is that the Janus defendants "allow[ed] portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas' shares at the expense of long term shareholders." Compl. ¶ 60. To the extent that this allegation simply restates the assertion that the Janus defendants failed to comply with the requirements of federal law (namely, the ICA, SEC rules and staff guidance, or the prospectus policies), it fails for the reasons set forth above.

Potter cannot save these fatally flawed claims by attempting to impose on the Janus defendants a *state-law* obligation to implement fair value pricing. "One of the essential elements of an action for negligence . . . is the existence of a duty owed by the defendant to plaintiff." *Chelkova v. Southland Corp.*, 331 Ill. App. 3d 716, 719 (1st Dist. 2002) (quotation omitted); *Campbell v. A.C. Equip. Serv. Corp.*, 242 Ill. App. 3d 707, 714 (4th Dist. 1993) (plaintiff must plead existence of a duty, which "is an issue of law to be determined by the court"; breach of that duty; and an injury proximately caused by the breach) (quotation omitted).

Any such duty here would conflict with the federal framework that Congress and the SEC constructed regulating the calculation of NAV. *Burks v. Lasker*, 441 U.S. 471, 480 (1979) (court must consider whether state rule is "consistent with the policy of the ICA"); *see generally Hines v. Davidowitz*, 312 U.S. 52, 67 (1941) (state law claims are preempted where state law would "stand[] as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress"); *Capital Cities Cable Inc. v. Crisp*, 467 U.S. 691, 699 (1984) ("Federal regulations have no less pre-emptive effect than federal statutes") (internal citations omitted). Indeed, the SEC has so comprehensively and exclusively regulated NAV calculation that the federal regulatory scheme occupies the field in this area and precludes any intrusion under state law.

Congress vested the SEC with "broad regulatory authority over the business practices of investment companies," *United States v. Nat'l Ass'n of Sec. Dealers, Inc.*, 422 U.S. 694, 704-05 (1975), including the authority to "make rules and regulations" governing the pricing of investment company shares. 15 U.S.C. § 80a-22(c). The SEC has exercised that authority. For example, Rule 2a-4 requires that "[p]ortfolio securities with respect to which market quotations are readily available shall be valued at current market value . . . ." 17 C.F.R. § 270.2a-4(a)(1). In addition, as described above, Rule 22c-1 requires investment companies to use forward pricing to value their shares, and to compute current NAV no less frequently than once daily at a time specified by the board of directors. 17 C.F.R. §§ 270.22c-1(a)-(b). These regulations bind all investment companies and supersede all conflicting rules. 15 U.S.C. § 80a-22(c).

Significantly, the SEC itself has indicated that funds invested in foreign securities may use foreign market closing prices to calculate the NAV of their funds, notwithstanding the time differential between the closing of the foreign markets and the calculation of the NAV. More than two decades ago, the SEC staff explained that "if the foreign exchange on which a portfolio security is principally traded is closed at the time a fund computes its current net asset value, then the fund may use the previous closing price on the foreign exchange to calculate the value of the security, except when an event has occurred since the time the value was established that is likely to have resulted in a change in such value." *Putnam Int'l Equities Fund*, Fed. Sec. L. Rep. (CCH) ¶ 76,816 (SEC No-Action Letter Feb. 23, 1981). And the SEC itself has noted that "funds appear to have relied on a long-standing position of the Commission's staff that a fund may (*but is not required to*) value portfolio securities traded on a foreign exchange using fair value, rather than the closing price of the securities on the exchange, when an event occurs after the close of the exchange that is likely to have changed the value of the securities." *Registration Form Used by Open-End Management Investment Companies*, 63 Fed. Reg. 13,915, 13,933 (Mar. 23, 1998) (citing *Putnam* no-action letter) (emphasis added).

Applying state law to impose obligations regarding fair value pricing would interfere with the carefully constructed federal regulatory framework that currently governs calculation of NAV of mutual fund shares. Under federal law, the Janus defendants are *prohibited* from using fair value pricing unless market quotations are not "readily available." To the extent Potter claims that the Janus defendants were required to use fair value pricing in other circumstances, his state-law-based claims, which attempt to force the Janus defendants to do something they are not required or even permitted to do under federal law, therefore are preempted. And to the extent Potter claims that the Janus defendants failed to adhere to the requirements of federal law, the structure of the ICA precludes the maintenance of claims under state law that are not cognizable under federal law. *Cf. D'Alessio v. New York Stock Exch.*, 258 F.3d 93, 103 (2d Cir. 1993) (right to enforce duties entrusted to SEC is "exclusively determined by federal law").

The ICA and the Regulations issued by the SEC together establish a body of paramount federal law regulating the entire field of portfolio valuation and NAV calculation for purposes of the purchase and redemption of mutual fund shares, leaving no room for state regulation of these subjects through the *ad hoc* application of state fiduciary law, or other common law principles. Subjecting the method for determining NAV to potentially conflicting interpretations of state common law would disrupt the federal regulatory scheme, under which there can be only a *single* nationwide NAV of fund shares. *See, e.g., Geier v. Am. Honda Motor Co., Inc.*, 529 U.S. 861, 874 (2000) (state common law tort claim alleging a negligent failure to equip automobiles with a driver's side airbag held to be preempted because it conflicted with a Federal Motor Vehicle Safety Standard promulgated by the Department of Transportation).[7]

---

7 This is no small issue. A uniform calculation of per-share NAV is *required by federal law* for a mutual fund to retain its tax treatment as a "regulated investment company" under 26 U.S.C. § 851, *et seq.*, of the Internal Revenue Code (a tax treatment which is essential to the existence of the investment company industry), and by the "Capital Structure" requirements of the ICA. 26 U.S.C. § 851; 15 U.S.C. § 80a-18. Varying state standards for the valuation of portfolio securities and hence the calculation of fund NAV for shareholders within the same class, which would inevitably result from multiple state law interpretations, would run afoul of these federal regulations and jeopardize a mutual fund's standing as a "regulated investment company." Beyond this, as a practical matter, a uniform NAV calculation is essential to allow the dissemination of price information via electronic databases, websites, stock exchange quotations, and newspaper postings to all shareholders, wherever they may reside. Varying valuation and NAV calculation methodology by state would create a fifty-fold multiplication of prices for the same shares, creating (at least) confusion in the minds of investors.

The Illinois Supreme Court reached an analogous conclusion in *Orman v. Charles Schwab & Co. Inc.*, 179 Ill. 2d 282 (1997), in which the Court held that Illinois common law breach of fiduciary duty and breach of contract claims were implicitly preempted by federal law because those claims conflicted with the purposes and objectives of Congress in enacting the Securities Exchange Act of 1934 (the "Exchange Act"). *Id.* at 284.[8] In *Orman,* plaintiffs sued on behalf of a putative nationwide class of customers of the defendant discount securities brokerage firms, alleging that the defendants' failure to remit to plaintiffs order flow payments received in executing plaintiffs' securities transactions constituted a breach of fiduciary duty and breach of contract. *Id.* Plaintiffs argued, *inter alia,* that because the Exchange Act provides that the rights and remedies created under that Act are cumulative with all other rights at law and in equity, and because no provision of the Exchange Act or the SEC's implementing regulations expressly prohibits application of state law to broker-customer relationships (*i.e.*, complete preemption did not exist), there could be no implicit preemption. *Id.* at 292-93.

The *Orman* Court rejected plaintiffs' arguments, recognizing that preemption still results where "state law 'stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress,' as manifested in the language, structure and underlying goals of the

---

8 In dismissing such fiduciary duty and contract claims, the Illinois courts joined the majority view of similar cases in other states. *See Orman*, 179 Ill. 2d at 296 (*citing Dahl v. Charles Schwab & Co. Inc.*, 545 N.W.2d 918 (Minn. 1996); *Guice v. Charles Schwab & Co.*, 674 N.E.2d 282 (N.Y. 1996)). In *Guice*, for example, Plaintiffs alleged that the Defendant broker-dealer breached state-law fiduciary duties by taking so-called "order flow payments," or accepting remuneration for routing transactions to specified wholesale broker-dealers or market makers. *See id.* at 284. The court found plaintiffs' claims preempted because differing standards under state law would disrupt the uniform national scheme established by SEC regulations. *Id.* at 289. The court concluded that "[i]t is unlikely—to say the least—that Congress intended to establish such a chaotic regulatory structure," and refused to permit plaintiffs to pursue their claims under state law. *Id.* at 290 (quoting *Int'l Paper Co. v. Ouellette*, 479 U.S. 481, 497 (1987)); *see also Shulick v. PaineWebber, Inc.*, 722 A.2d 148 (Pa. 1998).

statute at issue." *Id.* at 293-94 (*citing Hines v. Davidowitz*, 312 U.S. 52, 67-68 (1941)). Where such a conflict exists, the Supremacy Clause of the United States Constitution mandates that an act of Congress or regulation issued pursuant to a legislative grant of authority must supersede state law. *Id.* at 285 (*citing Cipollone v. Liggett Group, Inc.*, 505 U.S. 504, 516 (1992)). See also *Hilst v. Gen. Motors Corp.*, 305 Ill. App. 3d 792, 796 (3d Dist. 1999). That is exactly the situation in this case.

Here, as in the "order flow" cases, allowing civil actions challenging the manner in which NAV is calculated would "adversely affect[] the ability of a Federal administrative agency to regulate comprehensively and with uniformity in accordance with the objectives of Congress . . . ." *Guice*, 674 N.E.2d at 290. Explaining the "immediate need for national legislation regulating investment companies" (*see* S. Rep. No. 76-1775, at 1), Congress stated in the ICA that "investment companies are affected with a national public interest" because their activities "extend[] over many States," making "difficult, if not impossible, effective State regulation of such companies in the interest of investors." 15 U.S.C. § 80a-1(a)(5). Permitting a challenge to the valuation of NAV on a state law theory would thwart Congress's stated intent for national regulation of investment companies, and could have disastrous and disruptive consequences.

Finally, allowing Potter's common-law suit to proceed under a state-law theory would "'interfere[] with the methods by which the federal statute was designed to reach [its] goal.'" *Guice*, 674 N.E.2d at 291 (quoting *Ouellette*, 479 U.S. at 494). Congress quite clearly intended for the SEC—not state legislatures or state courts—to promulgate regulations to create "binding" rules regarding the pricing of mutual fund securities. Indeed, both Congress and the SEC are currently considering proposals to amend the rules governing the calculation of NAV, including the circumstances under which fair value pricing should be used and what a fund must disclose with regard to its calculation of NAV and use of fair value pricing. *See* Mutual Funds Integrity and Fee Transparency Act, H.R. 2420, 108th Cong., § 204 (2003); Mutual Fund Investor Confidence Restoration Act, S. 1971, 108th Cong., § 304 (2003); *Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, Proposed Rule*, 68 Fed. Reg. 70,402, 70,403 (Dec. 17, 2003). Potter should not be permitted to undermine this federal regulatory structure by pursuing "fair value" claims under state law.

C. Potter's Claims Are Precluded By The Securities Litigation Uniform Standards Act.

In 1995, Congress enacted the Private Securities Litigation Reform Act ("PSLRA") in order to "prevent plaintiffs from bringing 'strike suits' in securities matters." *Behlen v. Merrill Lynch, Phoenix Inv. Partners, Ltd.*, 311 F.3d 1087, 1090-91 (11th Cir. 2002) (footnote omitted). The reforms enacted as part of the PSLRA include rigorous pleading requirements for putative class actions alleging securities fraud and an automatic stay of discovery until the court has had an opportunity to evaluate the sufficiency of the complaint. *See* 15 U.S.C. § 77z-1; *id.* § 78u-4.

Shortly after the PSLRA was enacted, it became apparent that plaintiffs were circumventing its requirements—and its objectives—by recasting their claims as state-law causes of action and filing "frivolous and speculative" lawsuits in state court. *See, e.g.*, *Bertram v. Terayon Commun. Sys., Inc.*, No. CV00-12653SVW, 2001 U.S. Dist. LEXIS 6215, at *3 (C.D. Cal. Mar. 27, 2001) (quoting H.R. Conf. Rep. No. 105-803, at 14-15); *see also Behlen*, 311 F.3d at 1091. In order to close this loophole, Congress passed SLUSA, which, with limited exceptions not applicable here, made federal courts "the sole venue for class actions alleging fraud in the purchase and sale of covered securities." *Behlen*, 311 F.3d at 1091-92. "Congress further mandated that such class actions would be governed by federal law rather than state law.

To that end, the SLUSA preempts certain state law claims, allows for removal of state actions to federal court, and requires immediate dismissal of 'covered lawsuits.'" *Id.* (citing H.R. Conf. Rep. No. 105-803, at 13); *accord Patenaude v. Equitable Life Assurance Soc'y*, 290 F.3d 1020, 1025 (9th Cir. 2002); *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 108 (2d Cir. 2001). Because Potter's claims against the Janus defendants are governed by SLUSA, they should be dismissed.

SLUSA controls if four conditions are met: the case must be (1) a "covered class action" (2) alleging material misrepresentations, omissions, or fraud (3) "in connection with" the purchase or sale of (4) a "covered security." 15 U.S.C. § 78bb(f)(1); *see Green v. Ameritrade, Inc.*, 279 F.3d 590, 596 (8th Cir. 2002). In the decision remanding this case to state court, the federal court did not dispute that this case satisfies the first, second, and fourth of these requirements. Instead, the court concluded that the "in connection with" requirement was not met because Potter purports to represent a class only of "holders," rather than purchasers or sellers, of securities. That conclusion is wrong.[9]

Although the Supreme Court has ruled that mere "holders" may not maintain an action under Exchange Act Rule 10b-5 (*Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975)), the Court has deemed this prudential standing limitation inapplicable where the risk of frivolous litigation is not present. In *United States v. O'Hagan*, 521 U.S. 642 (1997), the Court rejected the contention that challenged conduct must have been directed at the person who ultimately

---

9 The Janus defendants have appealed from the order of remand. In the event the Seventh Circuit concludes that it lacks appellate jurisdiction, the federal district court's decision to remand the case should not be given conclusive effect in this Court. *See Shaw v. Charles Schwab & Co., Inc.*, No. BC238732, 2003 WL 1463842 (Cal. Super. Ct., Mar. 7, 2003) (dismissing claim under SLUSA after federal court remanded because it held SLUSA did not apply).

bought or sold the securities, explaining that the *Blue Chip Stamp* limitation is "inapplicable" outside the context in which it arose. *Id.* at 664-65. The Supreme Court recently has reiterated that the "in connection with" requirement must be construed "not technically and restrictively, but flexibly in order to accomplish the remedial purposes" of the statutes in which that phrase is used. *SEC v. Zandford*, 535 U.S. 813, 822 (2002). Congress specifically enacted SLUSA to prevent plaintiffs from evading federal pleading requirements by recasting their securities fraud allegations as state-law-based claims. *See Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 123 (2d Cir. 2003). The purposes of SLUSA would be thwarted if plaintiffs could so easily circumvent those requirements simply by purporting to bring their claims on behalf of "holders" even though the core allegations of the complaint involve alleged misrepresentations or omissions relating to the purchase or sale of securities. *See Falkowski v. Imation Corp.*, 309 F.3d 1123, 1131 (9th Cir. 2002) ("in connection with" requirement of SLUSA is satisfied if the alleged misrepresentation has more than a "tangential" relation to the securities transaction).

In any event, Potter has not stated a "holders" claim. The putative class includes *all* investors who, at any time over the course of the five-year class period, held shares in the Janus Overseas Fund for more than a mere *fourteen days*. *See* Compl. ¶ 41. It does not exclude those who may have purchased, exchanged, or redeemed shares during the class period. Courts have routinely held that SLUSA preempts lawsuits whose class definition, like Potter's, includes actual purchasers or sellers of stock. *See, e.g., Prof. Mgmt. Assocs., Inc. v. KPMG LLP*, 335 F.3d 800, 803 (8th Cir. 2003); *Cape Ann Investors LLC v. Lepone*, Civil No. 00-11531-RGS, 2003 U.S. Dist. LEXIS 22458, at *15 (D. Mass. Dec. 15, 2003); *Spehar v. Fuchs*, 02 Civ. 9352 (CM), 2003 U.S. Dist. LEXIS 10406, at *13-14 (S.D.N.Y. June 17, 2003); *Hardy v. Merrill Lynch*,

Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 18 (S.D.N.Y. 2001).

A "holder" plaintiff ordinarily alleges that corporate misrepresentations occurring after they purchased shares induced them to continue to hold those shares when they otherwise would have sold them. Potter, by contrast, does not allege that the Janus defendants made post-sale misrepresentations which induced him to continue to hold fund shares he otherwise would have sold. Instead, Potter challenges the creation and implementation of the Janus Overseas Fund portfolio valuation and mutual fund share pricing policies and procedures. *See* Compl. ¶¶ 56, 60. The duty that Potter alleges the Janus defendants owed to the class—namely the obligation to follow specific pricing policies and procedures to calculate the NAV of the Overseas Fund shares—thus arose (if at all) at the time the class members *purchased* their shares pursuant to the prospectus that contained the polices and procedures sued upon, and the alleged injury flows directly from the purchase or sale of fund shares by arbitrageurs. Accordingly, Potter's allegations "coincide with" and have more than a "tangential" relationship to the purchase or sale of securities. *See Zandford, supra*, 535 U.S. at 822; *Falkowski, supra*, 309 F.3d at 1131; *see also Hines*, 1999 U.S. Dist. LEXIS 15790, at *17 ("in connection with" requirement satisfied where duty alleged to have been breached "would have arisen at the time Plaintiff invested"). His claims are therefore sufficiently "in connection with" the purchase and sale of securities to be preempted under SLUSA.[10]

---

10 *See generally Ray v. Citigroup Global Mkts, Inc.*, No. 03C3157, 2003 U.S. Dist. LEXIS 20966, at *16 (N.D. Ill. Nov. 20, 2003) (SLUSA's "in connection with" requirement was met where plaintiffs alleged "a unitary scheme of fraud which began before they purchased and continued afterward"); *Zoren v. Genesis Energy, L.P.*, 195 F. Supp. 2d 598, 605-06 (D. Del. 2002) ("Courts [applying 10b-5 precedent] have found that an allegation of an 'unitary scheme of fraud' which began before the 'purchase or sale' of securities and continued afterward may nevertheless satisfy the 'in connections with' requirement. Courts interpreting SLUSA have agreed.") (citations omitted).

D. The Complaint Lacks Legally Sufficient Allegations That The Janus Defendants Owed A Duty To Potter Under State Law.

The core allegation in the Complaint is that the Janus defendants "failed to make daily adjustments" in the Fund's NAV "based upon positive correlations between upward and downward movements in United States and foreign markets," thereby allowing short term market timers to buy Fund shares at a "discount," sell them at a "premium," and dilute Fund assets. (Compl. ¶¶ 33-40). As discussed above, claims based on this allegation are preempted by federal law.

This claim should also be dismissed because Potter has failed to plead any facts establishing a common law duty on the part of the Janus defendants to make such daily adjustments in fund NAV. Under Illinois law, a complaint must "allege facts, not mere conclusions. Although pleadings are to be liberally construed, this rule does not relieve a plaintiff of the duty to include substantial factual allegations in his complaint." *Campbell v. Haiges*, 152 Ill. App. 3d 246, 251 (2d Dist. 1987) ("a complaint for negligence must set out facts which establish a duty owed by defendant to plaintiff"). In fact, to state a claim for negligence, plaintiff is obligated to specify the standards upon which defendants' supposed duty to plaintiff was based. *See Boylan v. Martindale*, 103 Ill. App. 3d 335, 347 (2d Dist. 1982) ("failure to particularize or specify the 'standards of design and engineering'" upon which negligence claim was based made plaintiff's allegations of duty "merely conclusory and insufficient to withstand a motion to dismiss").

Potter provides no such facts in the Complaint. While Potter cites to the federal statute and rules applicable in this area, these provisions of law, as discussed above, do not require any "daily adjustments" to either mutual fund NAV or share price based on movements in domestic securities markets. *See, e.g.*, 17 C.F.R. §§ 270.2a-4, 270.22c-1. Moreover, the mere existence of these regulations, regardless of what they say, is insufficient to create any common law duty under which the Janus defendants could be held liable here. *See, e.g.*, *Merrill v. Trump Indiana, Inc.*, 320 F.3d 727, 729 (7th Cir. 2003).

Potter also offers the conclusory allegation that the Janus defendants were required to act according to standards "used by reasonably well-qualified members of the [investment management and mutual funds] profession." Compl. ¶ 54. Yet such an allegation, which is not tied in any manner to the particular failures plaintiff alleges the Janus defendants committed, is also insufficient as a matter of law. *See Mississippi Meadows, Inc. v. Hodson*, 13 Ill. App. 3d 24, 26 (3d Dist. 1973) (negligence claim against architect, based on allegation of duty to exercise ordinary and reasonable skill usually exercised by one in that profession, held insufficient).

Finally, Potter pleads no facts to support the claim that the Janus Investment Fund itself owes any duty *directly* to shareholders regarding share valuation. Under Massachusetts law, the directors and officers of a corporation owe fiduciary duties to both the corporation and the corporation's shareholders, *see Jessie v. Boynton*, 361 N.E.2d 1267, 1273 (Mass. 1977), *Prozinski v. Northeast Real Estate Services, LLC*, 797 N.E.2d 415, 424 (Mass. App. Ct. 2003), and their management decisions will be measured against the business judgment rule. *See Seidman v. Central Bancorp, Inc.*, No. 030547BLS, 2003 WL 21528509, at *9 (Mass. Super. June 30, 2003). Yet, in this case, Potter has sued the Fund itself—not its directors or officers—for supposed management failures, and seeks to apply a negligence standard, instead of the business judgment rule. Potter alleges no facts establishing that the Fund owes any such duty to plaintiff directly, or is otherwise a proper party to defend Potter's claims.[11] For these reasons the Complaint is substantially insufficient in law, and must be dismissed.

E. Potter's Claims Should Be Dismissed Under The *Moorman* Doctrine

The claims in the Complaint, which sound in negligence and gross negligence, seek recovery for purely economic loss in contravention of the economic loss doctrine articulated in *Moorman Manufacturing Company v. National Tank Company*, 91 Ill. 2d 69, 85 (1982), and many subsequent Illinois Supreme Court cases.[12] The legal principle articulated in *Moorman* and its progeny is that a plaintiff seeking to recover purely economic losses due to defeated expectations of a commercial bargain cannot recover in tort. *Id.* at 82. That is because "tort law affords a remedy for losses occasioned by personal injuries or damage to one's property, but contract law . . . offer[s] the appropriate remedy for economic losses occasioned by diminished commercial expectations not coupled with injury to person or property." *In re Chicago Flood Litig.*, 176 Ill. 2d 179, 200 (1997) (precluding economic loss portion of class claim for contractor's negligent supervision of pile-driving activity).

---

11 In a derivative suit it is permissible for a shareholder to sue a corporation for management failures, at least in a nominal capacity. *See, e.g., Smith v. Sperling*, 354 U.S. 91, 96-98 (1957) (citizenship of corporate defendant ignored for diversity purposes because corporation sued in nominal capacity only); *Abrams v. Koether*, No. 90 C 3204, 1990 WL 84536, at *1 (N.D. Ill. June 11, 1990) (same). In this case, however, Potter insists his claims are direct, not derivative.

12 The Complaint does not indicate whether it is purportedly brought under the law of Illinois or some other state, but the Janus defendants assume that because this action was filed in Illinois, Potter intends to invoke the law of this State. By addressing the sufficiency of the claims alleged in the Complaint under Illinois law, the Janus defendants in no way concede or agree that Illinois law is applicable to the claims of plaintiff or any other member of the putative class alleged in the Complaint. In this regard, the Janus defendants also cite in this memorandum Massachusetts authorities recognizing and applying the economic loss doctrine under the law of that state.

Although *Moorman* involved the sale of goods, the Illinois Supreme Court repeatedly has held that this doctrine applies to preclude tort claims seeking recovery for economic loss in myriad contexts. *See, e.g., Fireman's Fund Ins. Co. v. SEC Donohue, Inc.*, 176 Ill. 2d 160, 168-70 (1997) (economic loss rule barred claim against engineer for negligent design); *2314 Lincoln Park West Condo. Ass'n v. Mann, Gin, Ebel & Frazier, Ltd.*, 136 Ill. 2d 302, 312 (1990) (economic loss rule barred negligence claim for architectural malpractice); *Anderson Elec., Inc. v. Ledbetter Erection Corp.*, 115 Ill. 2d 146, 153 (1986) (economic loss doctrine extended to the furnishing of services).[13]

The Complaint alleges that allowance of market timed trading causes dilution of fund assets and increased fund costs while allowing market timers to obtain "excess profits" ("a profitable trading strategy"). Compl. ¶¶ 29-36. The Complaint alleges that this "market timing strategy" is contrary to the expectations of plaintiff shareholders as to the "advantages of long term ownership of funds over direct investment ...." Compl. ¶ 12. Lost profits, inadequate value and disappointed expectations are exactly the types of damages barred under the economic loss doctrine. *Moorman*, 91 Ill. 2d at 82. Thus, Potter's state law claims against the Janus defendants, if they are not preempted by the ICA, may be pursued, if at all, only under contract law. *See Anderson Elec., Inc.*, 115 Ill. 2d at 153 (dismissal under the economic loss rule is "not conditioned upon the availability to the plaintiff of a contract or warranty remedy").

---

13 Massachusetts courts have similarly applied that state's economic loss doctrine to bar recovery in tort for purely economic injury. *See, e.g., FMR Corp. v. Boston Edison Co.*, 613 N.E.2d 902, 903 (Mass. 1993) (holding "purely economic losses are unrecoverable in tort and strict liability actions in the absence of personal injury or property damage") (citations omitted); *Bay State Spray & Provincetown Steamship, Inc. v. Caterpillar Tractor Co.*, 533 N.E.2d 1350, 1353 (Mass. 1989).

The limited exceptions to the economic loss doctrine do not apply here. For example, the doctrine may not apply in cases involving intentional or negligent misrepresentations. *Moorman*, 91 Ill. 2d at 89. But to avoid removal to federal court under SLUSA, Potter expressly disclaimed that the Complaint was based upon any alleged misrepresentation in connection with the purchase or sale of fund shares. Pltf's Memo. in Supp. of Remand Mot., at pp. 13-17. The other principal exception is for allegations of professional malpractice by an attorney or an accountant. *See Congregation of the Passion Holy Province v. Touche Ross & Co.*, 159 Ill. 2d 137, 164 (1994) (accountant); *Collins v. Reynard*, 154 Ill. 2d 48, 56 (1992) (attorney); *Weisblatt v. Chicago Bar Ass'n.*, 292 Ill. App. 3d 48, 54 (1st Dist. 1997) ("The only exceptions to [*Moorman*] are in the areas of fraudulent and negligent representations . . . and [attorney and accountant] malpractice"). No such allegations are made in this case.

There is no reported case establishing an exception to the *Moorman* doctrine for claims against a mutual fund or its investment advisor. The Illinois Supreme Court in other cases involving alleged "professionals," outside of the attorney or accountant context, has refused to adopt exceptions to the economic loss doctrine. *See, e.g., 2314 Lincoln Park West*, 136 Ill. 2d 302 (1990) (architect); *Firemen's Fund Ins. Co.*, 176 Ill. 2d at 168-70 (engineer); *see also Bulk Serv. Corp. v. Buick*, 203 Ill. App. 3d 739 (5th Dist. 1990) (insurance consultant).

The Northern District of Illinois, applying Illinois law, considered the *Moorman* issue in the context of negligence claims against an underwriter of securities in *Sliter v. Cruttenden Roth, Inc.*, No. 00 C 3845, 2000 WL 1745184, at *6 (N.D. Ill. Nov. 27, 2000). In *Sliter*, the defendant underwriter was hired to assist in the pricing of the defendant corporation's shares for an initial public offering. In dismissing the negligence claim, the court held that it was "satisfied" that

Illinois state courts would not extend the professional malpractice exception to the professional obligations of an underwriter. *Id.* at *6. *See also Ohio Cas. Ins. Co. v. Bank One*, No. 95 C 6613, 1996 WL 507292, at *10 (N.D. Ill. Sept. 5, 1996) (court distinguished bank-customer relationship from traditional duties in accountant-client relationship and held negligence claims barred); *Johnson v. Mut. Sav. Bank*, No. 95 C 2379, 1996 WL 79414, at *5 (N.D. Ill. Feb. 21, 1996) (shareholder's claim that bank breached duty of care to pursue stated investment policy dismissed).

In this case, Potter seeks recovery of economic loss allegedly resulting not from any misrepresentation, but rather from what he claims was negligence in the valuation of portfolio securities. That recovery is not available under plaintiff's tort-based theories.

F. Count II Fails To Plead Any Facts Necessary To State A "Willful and Wanton" Claim

In Count II, plaintiff seeks punitive damages for alleged "willful and wanton" breach of duties. Compl. ¶ 60. But a count for willful and wanton misconduct must plead *facts* demonstrating that the Janus defendants acted either with intentional or conscious disregard of their duties to Potter and other investors. *Oravek v. Cmty. Sch. Dist. 146*, 264 Ill. App. 3d 895, 898 (1st Dist. 1994). A complaint which, as here, simply contains "bare characterization[s]" without supporting factual allegations of willful conduct is properly stricken. *Id.*; *Kraft Chem. Co. v. Ill. Bell Tel. Co.*, 240 Ill. App. 3d 192, 198 (1st Dist. 1992) (plaintiff failed to state a claim where complaint did not contain sufficient facts to demonstrate defendants acts were deliberate).

Here, Potter has merely salted his breach of duty allegations with the words "willfully and wantonly." This is legally insufficient. *Pendowski v. Patent Scaffolding Co.*, 89 Ill. App. 3d 484, 493 (1st Dist. 1980) (holding that plaintiff's count for willful and wanton misconduct fails to state a cause of action because the addition of the language "conscious indifference" is too broad and "fails to sufficiently correlate [the defendants'] state of mind to a specific, recognizable duty owed to [plaintiff]"); *see also Oravek*, 264 Ill. App. 3d at 898 (plaintiff's mere characterization of acts or omissions as "willful and wanton" is insufficient to establish the conscious disregard necessary to support a claim); *Wait v. First Midwest Bank/Danville*, 142 Ill. App. 3d 703, 710 (4th Dist. 1986) ("[t]he mere addition of the phrase 'willful and wanton' . . . is insufficient to allege reckless misconduct necessary to support an allowance of punitive damages"); *Plocher v. City of Highland*, 59 Ill. App. 3d 697, 700-01 (5th Dist. 1978) (plaintiff's count for willful and wanton conduct dismissed because plaintiff's allegations that defendant's conduct was "willful, wanton and malicious" failed to state a claim). "A complaint may not rest upon conclusions of fact unsupported by allegations of specific facts from which such conclusions may be drawn." *Plocher*, 59 Ill. App. 3d at 701. No such facts are pleaded by Potter in Count II of the Complaint, and at minimum that count therefore should be dismissed or stricken.[14]

---

14 The Janus defendants also agree with defendants Scudder International Fund and Deutsche Investment Management Americas Inc. that the complaint should be dismissed for misjoinder of parties or that the claims of plaintiffs Potter and Luettinger should be severed.

IV. CONCLUSION

For the foregoing reasons, the Complaint should be dismissed with prejudice.

Respectfully submitted.

Dated: March 10, 2004.

Gordon R. Broom - 00308447
Gary A. Meadows - 06209493
BURROUGHS, HEPLER, BROOM,
MacDONALD, HEBRANK & TRUE, LLP
103 W. Vandalia St., Ste. 300
P. O. Box 510
Edwardsville, IL 62025
Telephone: (618) 656-0184
Fax: (618) 656-1364

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Fax: (202) 467-0539

Attorneys for Janus Capital Management, LLC

Kurt E. Reitz
THOMPSON COBURN LLP
525 West Main Street
Belleville, Illinois 62220-1547
(618) 277-4700

Dale R. Harris
DAVIS GRAHAM & STUBBS LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-9400

Attorneys for Janus Investment Fund

U.S. Securities and Exchange Commission

Division of Investment Management: April 2001 Letter to the ICI Regarding Valuation Issues

April 30, 2001

Mr. Craig S. Tyle
General Counsel
Investment Company Institute
1401 H Street, N.W.
Washington, D.C. 20005

Dear Mr. Tyle:

This letter follows up on our December 1999 letter[1] to you and addresses several topics for which further clarification and guidance appear to be necessary. We set forth our views on the obligations of funds and their directors under the Investment Company Act of 1940 (the "1940 Act") to determine, in good faith, the fair value of the funds' portfolio securities when market quotations are not readily available. We also provide our views on other topics, such as the valuation of securities traded on certain foreign exchanges and the inappropriate use of fair value pricing for securities for which market quotations are readily available.[2]

I. Fair Value Pricing And Significant Events

A. Background

The 1940 Act requires funds to calculate their net asset values ("NAVs") by using the market value of their portfolio securities when market quotations for those securities are "readily available."[3] When market quotations for a portfolio security are not readily available, a fund must calculate its NAV by using the fair value of that security, as determined in good faith by the fund's board.[4] The 1940 Act generally requires funds to compute their NAVs at least once daily, Monday through Friday, at a specific time or times as determined by their boards ("NAV calculation").[5] Typically, funds calculate their NAVs once each day at or near the close of the major U.S. securities exchanges and markets (usually 4:00 p.m., Eastern Time ("ET")).

Funds generally calculate their NAVs by using the closing prices of portfolio securities on the exchange or market (whether foreign or domestic) on which the securities principally trade. Many foreign markets, however, operate at times that do not coincide with those of the major U.S. markets. For example, Asian markets generally operate during the evening and nighttime in the United States and close before the opening of the major

U.S. markets.[6] As a result, the closing prices of securities that principally trade on foreign exchanges or markets ("foreign securities") may be as much as 12-15 hours old by the time of the funds' NAV calculation, and may not reflect the current market values of those securities at that time. In particular, the closing prices of foreign securities may not reflect their market values at a fund's NAV calculation if an event that will affect the value of those securities ("significant event") has occurred since the closing prices were established on the foreign exchange or market, but before the fund's NAV calculation.

B. The Failure to Determine the Fair Value of Portfolio Securities Following Significant Events May Result in Dilution

Funds may dilute the value of their shareholders' interests if they calculate their NAVs using closing prices that were established before a significant event has occurred. Dilution generally may occur, for example, if fund shares are overpriced because redeeming shareholders will receive a windfall at the expense of the shareholders that remain in the fund. Similarly, dilution may occur when a fund sells its shares at a price lower than its NAV. The risk of dilution increases when significant events occur because such events attract investors who are drawn to the possibility of arbitrage opportunities.[7] In such situations, short-term investors may attempt to exploit the discrepancies between market prices that are no longer current, and the values of a fund's portfolio securities.[8]

Fair value pricing can protect long-term fund investors from short-term investors who seek to take advantage of funds as a result of significant events occurring after a foreign exchange or market closes, but before the funds' NAV calculation. Attached as Exhibit 1 is an example that demonstrates how certain short-term investors, in two days and at no risk to their investments, could profit by more than $900,000, on a $10 million investment, from a small fund that does not use fair value pricing. These profits would dilute the share value of long-term investors in the fund. Although the value of the securities held by both funds in the example would remain the same after the market recovers from the short period of volatility, the NAV of the fund that does not use fair value pricing would decline from $10 to $9.82 -- a drop of nearly 20 cents per share for every remaining shareholder in the fund, which is a direct result of the actions taken by the aggressive short-term investors.

C. Availability of Market Quotations

The Commission previously has addressed the issue of whether market quotations are readily available under certain circumstances. In ASR No. 118, the Commission instructed funds to carefully consider various indications of the validity and reliability of market quotations. With regard to securities listed or traded on a national securities exchange, the Commission stated that:

> [i]f sales have been infrequent or there is a thin market in the security, further consideration should be given to whether "market quotations are readily available." If it is decided that they are not readily available, the alternative method of valuation prescribed by Section [2(a)(41)] -- "fair value as

determined in good faith by the board of directors" -- should be used.

The Commission reached the same conclusion with regard to over-the-counter securities, indicating that if the validity of quotations from broker-dealers appears to be questionable or if the number of quotations is such as to indicate that there is a thin market in the security, further consideration should be given to whether market quotations are readily available. With regard to foreign securities, a fund similarly must consider the reliability of market quotations. Low trading volume of securities in some foreign markets raises issues as to the reliability of the market quotations and can trigger the requirement to fair value price those securities.

Additionally, with regard to a foreign security, a fund must evaluate whether a significant event (*i.e.*, an event that will affect the value of a portfolio security) has occurred after the foreign exchange or market has closed, but before the fund's NAV calculation. If the fund determines that a significant event has occurred since the closing of the foreign exchange or market, but before the fund's NAV calculation, then the closing price for that security would not be considered a "readily available" market quotation, and the fund must value the security pursuant to a fair value pricing methodology.[9] This position is consistent with the views expressed by the Commission in Investment Company Act Release No. 14244 (Nov. 21, 1984).[10]

This position applies equally to domestic securities. If, for example, a U.S. market closes early on a given day, or if the market regularly closes before a fund's NAV calculation, and an event occurs that affects the value of a fund's portfolio security subsequent to that closing, but before the fund's NAV calculation, then the market's closing price for that security would no longer be considered a "readily available" market quotation. Likewise, if trading in a security is halted during the trading day, and trading in that security does not resume prior to the close of the exchange or market, the last quotations prior to the trading halt would not be considered "readily available."

D. Monitoring for Significant Events and Assessing the Availability of Market Quotations

Consistent with their obligations under the 1940 Act, funds should continuously monitor for events that might necessitate the use of fair value prices. Funds also should establish criteria for determining whether market quotations are readily available.

Whether a particular event is a significant event depends on whether the event will affect the value of a fund's portfolio securities. Such events may relate to a single issuer or to an entire market sector. Moreover, significant fluctuations in domestic or foreign markets may constitute a significant event. Significant events also may stem from occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts, or significant governmental actions.[11]

Recent advances in communications technology have increased the availability of financial and other news sources that funds can use to monitor for significant events.[12] Some funds have established milestones or trigger points which also may signal that significant events have occurred since the close of the foreign exchange or market on which their portfolio securities trade, such as a certain percentage rise or fall in the value of a basket of foreign securities that trade on another market, or a certain percentage change in a foreign futures index.[13]

More generally, funds should assess the availability of market quotations for their portfolio securities each day by reviewing various factors, including whether the securities are thinly traded, sales have been infrequent, or other data exist that may call into question the reliability of the market quotations.[14] Funds that automatically use market quotations to calculate their NAVs, without first verifying that the market quotations are readily available, cannot be assured that the resulting NAVs are accurate.

E. Disclosure of Pricing Policies

In 1997, some investors complained that they were unaware that funds could fair value price their portfolio securities. In response to these complaints, we reviewed the disclosure documents of a number of different funds and determined that the funds generally disclosed their valuation practices, including their ability to use fair value pricing. We further determined, however, that the disclosure would be enhanced if the funds followed the principles of plain English.[15]

In early 1998, the Commission adopted amendments to Form N-1A, the registration form for mutual funds.[16] In doing so, the Commission decided to retain the requirement that funds explain the method used to value their portfolio securities (*i.e.*, market value, fair value, or amortized cost). In light of our review of certain funds' disclosure relating to fair value, however, the Commission added an instruction to Form N-1A clarifying that funds that contemplate using fair value pricing also must briefly explain the circumstances and effects of its use.

We believe that funds and their shareholders would benefit from enhanced plain English disclosure of the use of fair value pricing and its effects. We also believe that funds that are more likely to use fair value pricing should consider providing additional information to their shareholders (*e.g.*, in shareholder reports) about the circumstances and effects of using fair value pricing.[17] Such disclosure may result in fewer shareholder complaints and also may discourage arbitrage activity.

II. Additional Matters Relating to Valuation

We also believe that it is appropriate to address the following valuation-related issues:

A. Ongoing Pricing Responsibilities

As the Commission previously has stated, boards must "continuously review the appropriateness of the method used in valuing" portfolio securities.[18] Funds should regularly evaluate whether their pricing methodologies continue to result in values that they might reasonably expect to receive upon a current sale. Funds should assess the availability and reliability of market quotations, and should regularly test the accuracy of their fair value prices by comparing them with values that are available from other sources, including actual trade prices, as well as quotations from pricing services and dealers. Funds also should make any appropriate adjustments to their fair valuation methodologies.[19] In addition, funds should evaluate the appropriateness of their fair value methodology for foreign securities by reviewing next-day opening prices or actual sales of the securities on the foreign exchange or market.[20]

B. The Good Faith Requirement

In the 1999 Letter, we discussed the requirement that fund boards must determine, in "good faith," the fair value of portfolio securities for which market quotations are not readily available.[21] We stated our view that the good faith requirement is a flexible concept that can accommodate many different considerations, and that the specific actions that a board must take will vary, depending on the nature of the particular fund, the context in which the board must fair value price, and the pricing procedures adopted by the board.[22]

Since we issued the 1999 Letter, we have been requested to provide additional guidance concerning the good faith requirement. In our view, a board acts in good faith when its fair value determination is the result of a sincere and honest assessment of the amount that the fund might reasonably expect to receive for a security upon its current sale, based upon all of the appropriate factors that are available to the fund.[23] Furthermore, we believe that a board acts in good faith when it "continuously review[s] the appropriateness of the method used" in determining the fair value of the fund's portfolio securities.[24] Compliance with the good faith standard generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund.

We believe, however, that a fund board generally would not be acting in good faith if, for example, the board knows or has reason to believe that its fair value determination does not reflect the amount that the fund might reasonably expect to receive for the security upon its current sale. In addition, a fund board generally would not be acting in good faith if it acts with reckless disregard for whether its fair value determination reflects the amount that the fund might reasonably expect to receive for the security upon its current sale. The Commission has instituted several enforcement actions against fund directors under these circumstances.[25]

C. Trading Limits on Individual Foreign Securities

We also have been asked to address the valuation of certain foreign securities that are subject to trading limits, or "collars," on the exchanges or markets on which they primarily trade. Certain foreign securities exchanges have mechanisms in place that confine any one day's price movement in an individual security to a pre-determined range, based on that day's opening price. The mechanisms prevent the price for that security from moving outside of two, pre-determined prices ("limit down" and "limit up") on any given day. These limitations may effectively end trading in a security on a given day because they restrict the price of the security from rising or falling beyond the limit up or limit down price.[26] The collars could prevent a security from trading for days or even weeks.

Under these circumstances, we believe that funds must determine the fair values of their portfolio securities if the limit up or limit down prices of those securities have been reached, and no trading has taken place at those prices. We believe that the fact that trading has not yet resumed and that no two-sided market exists demonstrates that market quotations are not readily available. If trading has taken place at the limit down or limit up price, funds should consider whether market quotations are readily available for those securities by evaluating, among other things, the frequency of those trades and other factors that may call into question the validity and reliability of the prices at which those trades occurred.[27]

D. The Inappropriate Use of Fair Values when Market Quotations are Readily Available

We also wish to set forth our views on the obligation of funds to value their portfolio securities for which market quotations are readily available. In such circumstances, funds are not permitted to ignore these quotations and fair value price the securities. This would not be consistent with a fund's obligation under the 1940 Act and could result in an incorrect NAV.

We believe that funds must exercise reasonable diligence to obtain market quotations for their portfolio securities before they may properly conclude that market quotations are not readily available. If, for example, a fund obtains market quotations for a portfolio security from one source and determines that they are unreliable, the fund should diligently seek to obtain market quotations from other sources, such as other dealers or other pricing services, before concluding that market quotations are not readily available.

* * * * *

We hope that this letter will assist funds and their directors to fulfill their valuation-related responsibilities under the 1940 Act. We would appreciate your sharing this letter with your members. If you have any questions, please contact me, Elizabeth Osterman, Evan Geldzahler, or Lily Chiu, at (202) 942-0660.

Very truly yours,

Douglas Scheidt
Associate Director and
Chief Counsel

Footnotes

1 *See* Letter to Craig S. Tyle, General Counsel, Investment Company Institute,

from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (Dec. 8, 1999) (the "1999 Letter").

2 The guidance provided in this letter and the 1999 Letter applies to all investment companies regardless of their classification (*e.g.*, open-end, closed-end) or investment objectives or strategies (*e.g.*, investing in a particular sector or tracking an index).

3 Section 2(a)(41)(B) of the 1940 Act defines "value" as: "(i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors." This definition also is used in Rule 2a-4 under the 1940 Act as the required basis for computing a fund's current NAV.

4 *Id.* As the Commission previously has noted, funds that fair value price their portfolio securities should document their decision making and retain the supporting data for inspection by the funds' independent accountants. *See* Accounting Series Release No. 118, Financial Reporting Codification (CCH) § 404.03 (Dec. 23, 1970) ("ASR No. 118").

5 Rule 22c-1(b) under the 1940 Act. Rule 22c-1(a) requires funds to sell and redeem their shares at the NAVs next computed after receipt of an order.

6 From November through March, for example, the Tokyo Stock Exchange is generally open for trading between 7:00 p.m. and 1:00 a.m., ET, while the Hong Kong Stock Exchange is open between 9:00 p.m. and 3:00 a.m., ET.

7 Investors are drawn to market conditions that allow them to "take advantage of an upswing in the market and an accompanying increase in the net asset value of investment company shares by purchasing such shares at a price which does not reflect the increase." Investment Company Act Release No. 5519 (Oct. 16, 1968) (Rule 22c-1 adopting release).

8 Arbitrage activity also may harm shareholders because it may cause funds to manage their portfolios in a disadvantageous manner. For example, a fund's investment adviser may maintain a larger percentage of its assets in cash or may be forced to prematurely liquidate certain portfolio securities to meet higher levels of redemptions due to arbitrage activity. This is particularly true for funds that invest primarily in foreign or emerging markets securities, which are often thinly traded. Funds also may incur increased brokerage and administrative costs related to the arbitrage activity.

9 A determination that market quotations are no longer "readily available" would not preclude a fund's board from concluding that the most recent closing market prices represent fair value. The most recent closing market prices generally should be considered, along with other appropriate factors, when determining the fair value of securities for which current market quotations are not readily available. *See* the 1999 Letter, *supra* n. 1, at n. 5.

10 In that release, the Commission affirmed that a fund whose portfolio contains foreign securities could continue to rely on the Division's no-action position in *Putnam Growth Fund and Putnam International Equities Fund, Inc.*, Division of Investment Management no-action letter (Feb. 23, 1981), with respect to the use of immediately preceding closing prices on foreign exchanges or markets when no significant event has occurred. Discussing *Putnam*, the Commission also stated that:

> [I]f an event does occur which will affect the value of portfolio securities after the market has closed, the fund must, to the best of its ability, determine the fair value of the securities, as of the time pricing is done under Rule 22c-1, by using appropriate indicia of value which, in certain cases, may include the opening price at which trading in the securities next begins.

Investment Company Act Release No. 14244, at n. 7 (proposing amendments to Rule 22c-1).

11 *See* the 1999 Letter, *supra* n. 1 (providing guidance with respect to pricing portfolio securities in certain emergency or unusual situations).

12 In our view, such monitoring generally should not be unduly burdensome because funds and their investment advisers typically monitor such data on a continuous basis in determining whether to buy, sell, or continue to hold portfolio securities.

13 In the 1999 Letter, we identified certain factors that boards may wish to consider when determining the fair values of fund portfolio securities. We believe that these same factors can assist funds in determining whether a significant event has occurred. *See* the 1999 Letter, *supra* n. 1, at text accompanying n. 14.

14 *See, e.g.*, ASR No. 118, *supra* n. 4.

15 *See* Investment Company Act Release No. 23064 (Mar. 13, 1998), at text accompanying n. 152 (adopting amendments to Form N-1A).

16 *Id.*

17 A fund, for example, could explain that it is required by law to use the fair values of its portfolio securities to calculate its NAV under certain circumstances, and could illustrate the effects of fair value pricing in a hypothetical situation. Such disclosure could help to educate shareholders about the effects of significant events on the fund's NAV, and explain why the fund's NAV may not correlate with the prevailing direction or magnitude of market movements on certain days.

18 ASR No. 118, *supra* n. 4.

19 Funds also should implement appropriate measures to ensure that when they use fair value prices provided by pricing services to calculate their NAVs, those prices reflect what the funds might reasonably expect to receive upon a current sale of the securities.

20 We recognize that the fair value prices of securities determined in accordance with a fund's fair valuation methodology may be different from the next-day opening or actual sales prices of the securities. Such discrepancies do not necessarily indicate that the fund's fair value prices are inappropriate. Instead, the fund should reevaluate its fair value methodology to determine what, if any, adjustments should be made to that methodology.

21 *See supra* n. 1.

22 In providing this guidance, we also stated that "different fund boards, or funds in the same complex with different boards, when fair value pricing identical securities, could reasonably arrive at prices that were not the same, consistent with the boards' obligations to fair value price in good faith." *See* the 1999 Letter, *supra* n. 1.

23 Consistent with the good faith requirement, boards may appoint persons to assist them in determining fair values and to make actual fair value calculations under the boards' direction. *See* ASR No. 118, *supra* n. 4. *See also* the 1999 Letter, *supra* n. 1.

24 *See* ASR No. 118, *supra* n. 4.

25 In one action, for example, the fund's directors continued to fair value a portfolio security at its last available NASDAQ market quotation for a significant period of time, notwithstanding that the directors knew, among

other things, that the security had been de-listed from the NASDAQ, the issuer had experienced continuing losses and repeatedly failed to meet income projections, and actual sales prices during the period were lower than the fair value used by the directors to calculate NAV. *Parnassus Investments, et al.*, Initial Dec. No. 131 (Sept. 3, 1998), *Initial dec. final* (Oct. 8, 1998). In another action, a fund's directors, among other things, fair valued certain of the fund's restricted portfolio securities as if they were not restricted. *In the Matter of the Rockies Fund, Inc., et al.*, Initial Dec. No. 181 (Mar. 9, 2001), Order Granting Petitions for Review (Apr. 10, 2001). *See also In the Matter of Lloyd Blonder*, Investment Company Act Release No. 19755 (Sept. 30, 1993) (director approved fair values of portfolio securities while knowing that they were insupportable, and without considering any of the factors that the board was required to consider); *In the Matter of Daniel D. Weston*, Investment Company Act Release No. 19754 (Sept. 30, 1993) (same); *In the Matter of Brewster B. Gallup*, Investment Company Act Release No. 20267 (May 3, 1994); and *In the Matter of William P. Hartl and Eric P. Lipman*, Investment Company Act Release No. 19840 (Nov. 8, 1993).

26 For example, if the foreign issuer released a report announcing poor financial results, the price of the issuer's securities might fall to the limit down price. If buyers believed that the limit down price did not reflect the security's market value, *i.e.*, that price was still too high, trading in that security would effectively end for the day. On the following day, trading in the security would open at the previous day's limit down price. If that price was still too high to attract buyers, the price would then drop to that day's limit down price. This scenario would be repeated until each day's incremental change allowed the price to fall to a level at which buyers would return to the market and normal trading could resume.

27 *See* ASR No. 118, *supra* n. 4.

Example: Fair Value Pricing

The following example illustrates how fair value pricing can safeguard long-term mutual fund investors. It is based entirely on hypothetical facts and does not take any fees into account. All numbers have been rounded off.

Assume that two different foreign-stock mutual funds - Fund A and Fund B - both own securities that are traded primarily on the same Asian foreign exchange. Both funds generally use closing market prices to value their portfolio securities, but Fund B determines the fair value of its portfolio securities if a significant event that would affect the value of those securities occurs after the close of the foreign exchange but before its NAV calculation. Each fund has total assets of $50 million, with 5 million shares outstanding and an NAV of $10 per share.

Day 1: Foreign market declines and investors buy fund shares

On Day 1, the Asian market closes (at 3:00 a.m. Eastern Time) significantly lower, causing the value of the securities held by both funds to decrease approximately 10 percent. During Day 1 in the United States, trading in other instruments (such as financial futures, depositary receipts, exchange-traded funds, and closed-end country funds) indicates a countervailing increase in value of approximately 10 percent, which strongly suggests that stock prices in the Asian market, when it opens, will increase to the same level as before the previous day's decrease. Knowing this, investors buy $10 million worth of shares of each fund to try to take advantage of potentially undervalued fund shares. At the end of Day 1, Fund A, using the share prices at the close of the Asian market, calculates its NAV at $9 per share. This is the price at which the investors buy shares of the fund. Fund B's NAV remains at $10 per share because, using fair value pricing, Fund B took into account the likely increase in share prices in the Asian market by evaluating the trading in other instruments.

Day 2: Foreign market recovers and investors redeem their shares

On Day 2, the Asian market rebounds to equal its original level before Day 1. The market closes on Day 2 at this level. The valuation of the securities in Fund A, using closing market prices, increases and offsets the losses from the previous day. The valuation of the securities in Fund B remains the same as it was at the end of Day 1.

Result: Investors profit at expense of long-term investors in Fund A

If the investors who bought fund shares on Day 1 redeem their shares on Day 2, the investors who bought shares of Fund A (which used closing market prices) have a profit of $911,110, which reflects their purchase of undervalued fund shares at $9 per share on Day 1. This profit is at the expense of long-term investors in Fund A, whose share value is reduced by $0.18 per share (even though the value of the fund's underlying assets is unchanged). This $0.18 represents profits taken by the short-term, redeeming investors. By contrast, the investors who bought shares of Fund B (which used fair value pricing) break even, because the value at which they redeem their shares on Day 2, $10 per share, is the same as the value at which they bought the shares on Day 1. The share value of long-term investors of Fund B also remains the same, and there is no loss to these investors.

The chart below illustrates this hypothetical example:

	Beginning	Day 1	Day 2	After Redemption By Investors
Fund A				
Closing Market Prices				
Total Assets	$50 million	$45 million[1]	$60 million[2]	$49.09 million[3]
Fund Shares	5 million	5 million	6.11 million[4]	5 million
Net Asset Value[5]	**$10/share**	**$9/share**	**$9.82/share**	**$9.82/share**
Profit taken by investors				**$911,110[6]**
Loss to long-term investors				**$911,110**

Fund B

Fair Value Pricing

Total Assets	$50 million	$50 million[7]	$60 million[8]	$50 million[9]
Fund Shares	5 million	5 million	6 million[10]	5 million
Net Asset Value	**$10/share**	**$10/share**	**$10/share**	**$10/share**
Profit taken by Investors				**0**
Loss to long-term Investors				**0**

Footnotes to Example

1. Total assets ($50 million) minus decrease in value of approximately 10 percent of securities held by the fund ($5 million).
2. Day 1 total assets ($45 million) plus increase in value of approximately 10 percent of securities held by the fund ($5 million) plus amount invested by investors ($10 million).
3. Day 2 total assets ($60 million) minus amount of assets redeemed by investors ($10.91 million = 1.11 million shares invested at $9.82 per share).
4. Day 1 fund shares outstanding (5 million) plus shares issued to investors (1.11 million = $10 million divided by $9 per share).
5. NAV = total assets divided by number of fund shares.
6. Beginning total assets ($50 million) minus total assets after redemption by investors ($49.09 million).
7. Total assets ($50 million) minus decrease in value of approximately 10 percent of securities held by the fund ($5 million) plus likely increase in value of approximately 10 percent of securities held by the fund under fair value pricing ($5 million).
8. Day 1 total assets ($50 million) plus amount invested by investors ($10 million).
9. Day 2 total assets ($60 million) minus amount of assets redeemed by investors ($10 million = 1 million shares invested at $10 per share).
10. Day 1 fund shares outstanding (5 million) plus shares issued to investors (1 million = $10 million divided by $10 per share).

http://www.sec.gov/divisions/investment/guidance/tyle043001.htm

---

Home | Previous Page Modified: 05/02/2001

INVESTMENT COMPANY INSTITUTE®

VALUATION AND LIQUIDITY ISSUES FOR MUTUAL FUNDS

2002 SUPPLEMENT

March 2002

INVESTMENT COMPANY INSTITUTE®

VALUATION AND LIQUIDITY ISSUES FOR MUTUAL FUNDS

2002 SUPPLEMENT

March 2002

TABLE OF CONTENTS

I. INTRODUCTION

In February 1997, the Institute published a paper to provide practical information to Institute members about the process of valuing portfolio securities and assessing their liquidity.[1] Since that time, the staff of the Securities and Exchange Commission's Division of Investment Management has issued two letters providing general guidance on the valuation of investment company portfolio securities.[2] This paper is intended to supplement the 1997 ICI Valuation Paper to take into account this recent guidance from the staff, particularly as it relates to the fair valuation of portfolio securities.

This supplement briefly reviews the statutory and regulatory framework for valuation described in greater detail in the 1997 ICI Valuation Paper and summarizes the 1999 and 2001 letters. The supplement then discusses the valuation of foreign and domestic portfolio securities in light of the recent guidance and the review of fair valuation methodologies used in that process. Finally, the supplement describes the responsibilities of fund boards in the valuation process.

The fair valuation process requires funds to make determinations as to the value of a particular security or group of securities depending on the particular facts and circumstances involved. As the SEC has recognized, there is no single standard for determining fair value in good faith.[3] Indeed, "different fund boards, or funds in the same complex with different boards, when fair value pricing identical securities, could reasonably arrive at prices that were not the same."[4] As a result, the SEC and the staff have refrained from prescribing standard valuation procedures and have focused instead on the need for funds to adopt and consistently

---

[1] Investment Company Institute, "Valuation and Liquidity Issues for Mutual Funds" (Feb. 1997) (the "1997 ICI Valuation Paper").

[2] Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, U.S. Securities and Exchange Commission, dated April 30, 2001 (the "2001 letter") and Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, U.S. Securities and Exchange Commission, dated December 8, 1999 (the "1999 letter"). These letters are available on the SEC's web site, *www.sec.gov*.

[3] Accounting Series Release No. 118, Inv. Co. Act Rel. No. 6295, [1937-1982 Accounting Series Release Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶72,140 (December 23, 1970) ("ASR 118"), at 62,296. *See also* 1999 letter at 5.

[4] 2001 letter, at n.22 (quoting the 1999 letter).

apply valuation procedures reasonably designed to ensure appropriate valuations for portfolio securities.

Reflecting this approach, this paper describes circumstances under which a fund may be required to fair value portfolio securities, the information that may be available to detect those circumstances and the factors that should be considered in developing valuation procedures. The paper does not attempt to set forth standard approaches or model procedures, given that the determination of what is appropriate for each fund rests with each fund and its officers and directors. Individual fund complexes should establish valuation policies and procedures that conform to their own particular circumstances and needs.

II. BACKGROUND

A. The Statutory Framework for Valuation

The fundamental rules governing valuation of fund portfolio securities are set forth in Section 2(a)(41) of the Investment Company Act of 1940 (the "1940 Act"), which defines the "value"[5] of fund assets in terms of a simple dichotomy:

- securities "for which market quotations are readily available" are to be valued at "market value;"

- all other securities are to be valued at "fair value as determined in good faith by the board of directors."

This statutory dichotomy recognizes that market prices generally are objective and accurate reflections of a security's value. It is only when market prices are not available that fair valuation must be considered.[6]

[5] Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder give meaning to the term "value" for these purposes.

[6] The 2001 letter notes that the 1940 Act's definition of "value" does not permit funds to ignore readily available market quotations where they exist. The staff believes funds must "exercise reasonable diligence to obtain market quotations for their portfolio securities before they may properly conclude that market quotations are not readily available." For example, if market quotations from one source are determined to be unreliable, the fund should

B. General SEC Guidance on Valuation

1. ASRs 113 and 118

In 1969 and 1970, the SEC issued two accounting series releases that offered guidance on proper valuation methodologies. ASR 113[7] principally addressed valuation practices with respect to restricted securities, but also offered guidance on certain other aspects of the valuation process. ASR 118 expanded upon ASR 113 and provided more general guidance. Notably, in addition to its other guidance, ASR 118 dealt with the use of fair value methodologies to price securities and set forth the general principle that the fair value of securities "would appear to be the amount which the owner might reasonably expect to receive for them upon their current sale."[8] ASRs 113 and 118 remain the primary SEC authority on permissible valuation practices.

2. Putnam No-Action Letter

In 1981, the staff issued a no-action letter to two funds with respect to the valuation of portfolio securities that were principally traded on foreign exchanges.[9] As described in the no-action request, the funds calculated their NAVs at 4 p.m. Eastern time and used the closing market prices established earlier in the foreign markets to value their foreign portfolio securities. The request letter noted, however, that if "some extraordinary event were to occur after the close" and the funds' pricing personnel determined that the securities' closing prices were "no longer a reasonable estimate of such securities values as of 4:00 p.m.," the funds would determine the fair value of those securities as of 4:00 p.m. "using other appropriate indicia of value," which may include the next day's opening market prices.

---

diligently seek to obtain market quotations from other sources before determining that market prices are not "readily available." 2001 letter at 9-10.

[7] Accounting Series Release No. 113, Inv. Co. Act Rel. No. 5847, [1937-1982 Accounting Series Release Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶72,135 (October 21, 1969) ("ASR 113").

[8] ASR 118 at 62,296.

[9] Putnam Growth Fund and Putnam International Equities Fund, Inc., 1981 SEC No-Act. LEXIS 3088 (pub. avail. February 23, 1981) ("Putnam Growth Fund").

In its response, while not using the term "extraordinary event," the staff stated that it would not recommend any enforcement action to the SEC under Rule 2a-4 if the funds value their foreign securities at 4:00 p.m. New York time using the earlier-established foreign closing market prices "except when an event has occurred since the time [those prices were] established that is likely to have resulted in a change in [their] value."[10] This no-action position, in effect, recognized that the 1940 Act's mandate to use market value as determined by readily available market quotations applies equally to securities traded principally on domestic and foreign exchanges.

The SEC has twice made reference in its releases to the staff's position in *Putnam Growth Fund*. First, in a footnote in a 1984 release proposing amendments to Rule 22c-1(b), the SEC stated:

> If the foreign exchange on which a portfolio security is principally traded is closed at the time a fund computes its current net asset value, then the fund may use the previous closing price on the foreign exchange to calculate the value of the security, except when an event has occurred since the time the value was established that is likely to have resulted in a change in such value. If an event does occur which will affect the value of portfolio securities after the market has closed, the fund must, to the best of its ability, determine the fair value of the securities, as of the time pricing is done under Rule 22c-1, by using appropriate indicia of value, which, in certain cases, may include the opening price at which trading in the securities next begins.[11]

Second, in 1998, in discussing the need for appropriate disclosure of fair valuation practices, the SEC stated that in fair valuing certain securities in response to volatility in Asian markets:

> [F]unds appear to have relied on a long-standing position of the SEC's staff that a fund may (but is not required to) value portfolio securities traded on a foreign exchange using fair value, rather than the closing price of the securities on the exchange, when an event occurs after the close of the exchange that is likely to have changed the value of the securities.[12]

---

[10] *Id.* at *12.

[11] *Pricing of Redeemable Securities for Distribution, Redemption and Repurchase*, Inv. Co. Act Rel. No. 14244, [1984-85 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,711 (Nov. 21, 1984), at n.7 (the "Rule 22c-1 Release").

[12] *Registration Form Used by Open-End Management Investment Companies*, Inv. Co. Act Rel. No. 23064 [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶86,014 (Mar. 13, 1998), at 80,318, *citing* Putnam Growth Fund.

C. Recent SEC Staff Guidance

Recent staff guidance in 1999 and 2001 has focused on funds' obligations to monitor events and determine when market quotations are not "readily available," thereby triggering the obligation to employ fair value pricing procedures in determining the value of portfolio securities.

1. The 1999 Letter

The staff issued the 1999 letter to provide guidance relating to funds' pricing responsibilities during emergency or unusual situations. The letter included guidance on valuing fund portfolio securities, both foreign and domestic, in situations where the exchanges or markets on which the securities trade do not open for trading for an "entire trading day" and no other market prices are available.[13] The 1999 letter also provided guidance on the fair value pricing process, particularly with respect to factors that may be taken into consideration when fair valuing a security, and the obligations of the fund's board with respect to that process.

2. The 2001 Letter

The staff followed the 1999 letter with a second letter that discussed the obligations of funds and their directors to determine, in good faith, the fair value of portfolio securities when market quotations are not readily available because of "significant events" that occur after closing market prices are established, but before the time set for the calculation of the fund's NAV. The 2001 letter focused primarily on the valuation of securities traded on foreign exchanges, but also provided guidance on the valuation of domestic securities, the good faith obligations of the fund's board with regard to fair value pricing and the inappropriate use of fair value pricing for securities for which market quotations are available.

---

[13] The staff noted that neither these types of situations nor situations involving market breaks, trading restrictions, internal fund failures, or natural disasters would allow a fund to suspend redemptions in the absence of certain determinations by the SEC. 1999 letter at n. 2 and accompanying text.

Although the SEC and staff previously had expressed the general concept that events that occur after the close of a foreign market but before the time set for the calculation of the fund's NAV may warrant fair valuation of fund portfolio securities,[24] the 2001 letter provided more detail on the staff's views in this area than had earlier been available. For example, the 2001 letter for the first time articulated in writing the staff's view that market volatility could constitute a "significant event" for valuation purposes.[25] As a result, funds should review their own valuation procedures in light of this most recent guidance, as described below.

III. VALUATION OF FOREIGN SECURITIES IN LIGHT OF RECENT GUIDANCE

A. In General

In issuing the 2001 letter, the staff sought to address, among other things, whether under certain circumstances the closing market prices for securities trading in overseas markets may no longer be "readily available" market quotations by the time a fund investing in those securities calculates its NAV. As noted in the 2001 letter, most funds calculate their NAVs once each day as of the close of the major U.S. securities exchanges, usually 4:00 p.m. Eastern time.[26] Many foreign markets close earlier than that, sometimes by as much as fifteen hours.[27] As stated in the 2001 letter, "the closing prices of foreign securities may not reflect their market values at a fund's NAV calculation if an event that will affect the value of those securities (a 'significant

---

[24] *See* the discussion of Putnam Growth Fund and the SEC's 1984 and 1998 releases *supra* Section II.B.2 (Putnam No-Action Letter), pp. 3-4.

[25] 2001 letter at p.5. *See infra* Section III.B.2.b (Events Relating to Multiple Issuers), pp. 14-18.

[26] In general, Rule 22c-1 under the 1940 Act requires funds to compute their NAVs at least once daily at a specific time or times as determined by their boards and to sell and redeem shares at a price based on the NAV that is next computed after receipt of a purchase order or redemption request. (The latter requirement is known as the "forward pricing" rule.)

[27] The Tokyo Stock Exchange, for example, closes at 3:00 p.m. local time (1:00 a.m. Eastern standard time). Selecting a time to price other than 4 p.m. Eastern time or the close of the major U.S. markets can reduce the period between the close of foreign markets and the time set for a fund's NAV calculation. However, there are a number of operational and practical issues that a fund should consider before making a decision to change the time for NAV calculation. For example, funds that offer exchange privileges would have to consider how exchange transactions will be handled if the fund group calculates the NAVs for different funds in the complex at different times. Funds, particularly those sold through intermediaries, also may face challenges with the implementation of multiple cut-off times for the receipt of purchase orders and redemption requests. As a result, most funds that have considered this option to date have not found it viable. Nevertheless, as back office and distribution systems evolve, this may become a more practical option for certain types of funds.

event") has occurred since the closing prices were established on the foreign exchange or market, but before the fund's NAV calculation."[18]

The 2001 letter also states that the use of closing prices that were established before a "significant event" occurred may cause dilution in the value of the interests of shareholders that remain in the fund.[19] It indicates that under these circumstances fair value pricing can protect long-term fund investors from short-term investors who seek to take advantage of funds as a result of significant events occurring after a foreign exchange or market closes, but before the funds' NAV calculation.

While this may be true, nothing in the 2001 letter warrants a conclusion that the elimination of arbitrage and the dilution that can result is an appropriate reason, in and of itself, to fair value fund portfolio securities.[20] Indeed, as noted above, the 1940 Act does not permit funds to use fair values unless market quotations are not "readily available." The existence of any particular market timing strategy involving a fund does not necessarily call into question the ready availability of market quotations for that fund's portfolio securities.

---

[18] 2001 letter at 2. For purposes of the 2001 letter, the term "NAV calculation" is defined as the specific time or times each day, as determined by a fund's board, at which the fund computes its NAV (usually 4:00 p.m. Eastern time). Significant events that occur after that specific time (*e.g.*, 4:00 p.m. Eastern time) but before the actual calculation of the fund's NAV (which typically occurs one to two hours later) should not be taken into account in that day's NAV. *See* "Paul Roye Speaks on Fund Valuation," THE INVESTMENT LAWYER, August 2001, at 11 (the "Roye Interview"). The same analysis would apply to trading that occurs after the time set for a fund's NAV calculation.

[19] The 2001 letter includes an exhibit with a hypothetical scenario designed to illustrate that fair value pricing can protect long-term shareholders from short-term investors who seek to take advantage of arbitrage opportunities when significant events occur after a foreign exchange or market closes but before the time set for a fund to calculate its NAV. While the hypothetical example is useful to demonstrate the dilution caused by a successful market timing transaction, the example makes a number of assumptions that are unlikely to apply in many instances. First, the example describes a major after-hours movement (more than 10%) in a foreign market that is evidenced by trading in financial instruments in the U.S. Those types of financial instruments may not exist or be traded in sufficient volume to be useful indicators for all markets. Second, the example describes an unusually large market timing transaction ($10 million) in a small fund ($45 million in total net assets at the time the purchase order is received). As a result, the example assumes that the fund receives a purchase order equal to 22.2% of its total net assets, and does not reject it as a market timing transaction or for some other reason. Funds often reject transactions of that magnitude for any of several reasons, including to prevent market timing abuses. Finally, the example assumes that the foreign market closes the next day in perfect correlation with the trading in the financial instruments in the U.S. This assumption led the staff to describe the market timing transaction as involving "no risk to [the market timer's] investments," but ignores any market activity that may have occurred during the next trading day in the foreign market. For example, U.S. markets on January 3, 2001 were significantly higher in response to a reduction in U.S. interest rates. The Japanese market opened higher the next day, but traded down throughout that day, ending slightly lower than its previous close. The possibility that the foreign market would reverse course during that next trading day introduces a significant degree of risk into this type of timing transaction.

[20] By the same token, a fund that is not the victim of arbitrage and the resulting dilution cannot, solely on that basis, avoid the need to fair value portfolio securities for which market prices are not readily available.

Moreover, while fair value pricing has the potential to reduce opportunities for short-term traders to take advantage of long-term fund investors, it cannot entirely eliminate the possibility that this will occur.[21] Arbitrageurs and other short-term traders attempt to predict whether a fund's NAV is likely to rise or fall the next day. For example, an arbitrageur may seek to take advantage of a perceived correlation between movements in different markets (*e.g.*, the theory that an increase in the U.S. market on Day 1 may suggest that a particular foreign market will rise on Day 2). Such a correlation does not necessarily indicate, however, that the value of fund portfolio securities trading on that foreign market has changed *as of the time the fund calculates its NAV* on Day 1, which is the critical factor in determining whether a "significant event" has occurred. Moreover, fair valuation is an inherently subjective process. By making clear that different funds could reasonably arrive at different prices for the same security, the staff has recognized that judgment is involved and that there is no one, "right" answer. This subjectivity makes it unlikely that fair valuation, in and of itself, can completely eliminate arbitrage opportunities.

Thus, while the use of fair valuation procedures can reduce a fund's exposure to arbitrage activities, a fund's decision to employ such procedures should be based upon the need to take reasonable steps to ensure that the prices of fund portfolio securities reflect their value as of the time set for NAV calculation. The resulting fund share prices, in turn, will be fair to purchasing, redeeming and existing shareholders, regardless of whether they have long-term or short-term investment horizons.[22]

B. "Significant Events"

The concept of a "significant event" is central to the 2001 letter. The letter provides that if a fund determines that the closing market prices of one or more of its portfolio securities no longer represent their current value at the time of the fund's NAV calculation because of an intervening "significant event," then that market quotation is no longer deemed to be "readily

[21] With this in mind, many funds have put in place other mechanisms designed to discourage or prevent abusive short-term trading practices, such as redemption fees and/or restrictions on exchange transactions.

[22] *See* 1997 ICI Valuation Paper at 1.

available" and the fund should value those securities using a fair value methodology. This section of the paper discusses various activities related to identifying significant events through the monitoring of external data, as well as a variety of fair valuation procedures that may be followed after a determination has been made that a significant event has occurred.

1. Definition of "Significant Event"

"Significant event" is defined in the 2001 letter as "an event that will affect the value" of a fund's portfolio securities. The 2001 letter does not elaborate on the precise meaning of the words "will affect." Consequently, funds will need to employ a degree of judgment in determining whether a significant event has occurred.

In some cases, it will be reasonably clear that an event has changed the value of fund portfolio securities from their closing market prices. For example, assume that a fund that holds stock in a Taiwanese company learns that, after the close of the Taiwanese market but before the time set for the calculation of the fund's NAV, the company unexpectedly announced that earnings had been substantially overstated in prior periods due to accounting irregularities. This likely would be a significant event with respect to that company, since this type of announcement, absent other news, generally will adversely affect a company's share price. By contrast, assume that (after the close of the foreign market but before the time set for calculation of the fund's NAV) the prime minister of a country in which a fund is invested resigns. Based on information reasonably available to it under its procedures to monitor for significant events,[23] the fund may not have an adequate basis to determine whether this event has affected the value of its portfolio securities as of the time of its NAV calculation. In such a circumstance, the resignation likely would not be a significant event in the sense contemplated by the 2001 letter.

Of course, events may occur that fall somewhere in between these two examples. In such cases, funds will need to make judgments regarding whether the events have affected the value of their portfolio securities. Funds should follow the parameters established under

---

[23] *See infra* Section III.B.2.a.2) (Monitoring), pp. 11-12.

authority of their boards in making these judgments,[24] and should consider documenting their determinations. Because of the degree of judgment involved, different fund groups may come to different conclusions about whether certain types of events require the use of fair valuation.

In addition, funds should periodically review these "significant event" determinations (for example, by examining next-day opening prices of the portfolio securities in question). Based on these reviews, funds may conclude that they should revise the criteria or standards they use for determining when an event would be considered a "significant event" for purposes of the 2001 letter.[25]

2. Types of Significant Events

As the staff notes in the 2001 letter:

> [Significant] events may relate to a single issuer or to an entire market sector. Moreover, significant fluctuations in domestic or foreign markets may constitute a significant event. Significant events also may stem from occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts, or significant governmental actions.[26]

The following two sections of the paper discuss single issuer and multiple issuer events, respectively.

a. Events Relating to Single Issuers

1) Identification

The 2001 letter states that a significant event may relate to a single issuer. Depending on the facts and circumstances involved, any of the following single issuer events could be

[24] *See infra* Section VI (Responsibilities of the Board in Light of Recent Guidance), pp. 23-26.

[25] *See infra* Section V (Reviewing Fair Methodologies), p. 22. As noted therein, next-day prices can be affected by events that occur in the period between the time for NAV calculation and the opening of the foreign market.

[26] 2001 letter at 5, n.11 and accompanying text.

significant in the sense contemplated by the 2001 letter: (i) corporate actions such as reorganizations, mergers, spin-offs, liquidations, acquisitions, and buyouts; (ii) corporate announcements on earnings; (iii) corporate announcements relating to products such as new product offerings, product recalls, or other product-related news; (iv) regulatory news such as government approvals (such as new patents or drug approvals); (v) news relating to natural disasters affecting the issuer's operations; or (vi) events relating to significant litigation involving the issuer. Of course, the need to assess the impact of events such as these on valuation arises only when the event occurs after the close of the relevant market or cessation of trading in the particular security but before time set for the calculation of a fund's NAV.

2) Monitoring

The 2001 letter states that "consistent with their obligations under the 1940 Act, funds should continuously monitor for events that might necessitate the use of fair value procedures."[27] The staff notes, however, that "monitoring should not be unduly burdensome because funds and their investment advisers typically monitor such data on a continuous basis in determining whether to buy, sell, or continue to hold portfolio securities."[28] This suggests that significant events often would be readily ascertainable by a fund in the course of the management of its portfolio, and that there is no duty to exhaust all possible sources of information in determining whether a significant event has occurred.[29] Nevertheless, monitoring in making investment decisions may differ in certain respects from monitoring for significant events. Consequently, funds should adopt procedures reasonably designed to monitor for significant events as part of the pricing process and employ reasonable diligence in monitoring sources of information.

In designing monitoring procedures, funds should consider using the general news and financial market information sources currently utilized in making investment decisions. To the extent practicable, funds also could consider using other sources of information, particularly with respect to foreign securities, such as trading and investment personnel located abroad,

---

[27] *Id.* at 5.

[28] *Id.* at n.12.

[29] *See also* 1999 letter at 5 ("during emergency situations, fund boards should evaluate as many relevant factors as they are able to under the circumstances").

foreign regional brokers, and/or foreign custodians.[30] Funds also should review their monitoring procedures periodically to satisfy themselves that the information sources being utilized remain appropriate and consider whether any new or different sources should be used. Funds should recognize that it is unlikely that any set of monitoring procedures will alert a fund to every significant event.

Although they may or may not have primary responsibility for monitoring for pricing-related developments, portfolio managers, traders, and global custodians most directly involved with a fund's portfolio securities often may be the first to learn that a significant event with respect to a single issuer has occurred. As a result, funds should encourage these persons to report significant post-close developments that come to their attention to designated fund pricing personnel.[31]

Regardless of the sources used, funds should take appropriate steps to ensure that the information they are receiving is reliable and timely. Procedures should retain the flexibility to determine that particular sources of information may not be reliable under all circumstances and need not be monitored and/or used.

3) Fair Valuation

If a fund determines that a significant event has occurred after the close of the foreign exchange or market, but before the fund's NAV calculation, then the closing prices for any security or securities affected by that event would not be considered "readily available" market quotations, and the fund must value those securities pursuant to a fair value pricing methodology.[32] However, funds may wish to consider the need for their valuation procedures to preserve flexibility to use closing market prices in situations where the impact of any fair

[30] There may be practical limitations on the use of trading and investment personnel located abroad, foreign regional brokers, and foreign custodians. These persons, for example, may be asleep or otherwise unable to be reached at or near the time set for a fund's NAV calculation. In addition, while foreign custodians may provide news alerts relating to market events, they may be less likely to do so with respect to events affecting individual issuers.

[31] Third-party service providers such as subadvisers and global custodians may have their own monitoring procedures in this regard to use as a basis for communication with their fund clients. Funds may wish to inquire whether their service providers have such procedures.

[32] 2001 letter, text accompanying n.9. As noted in the 2001 letter, this is consistent with the views expressed by the SEC in the Rule 22c-1 Release.

valuation determinations would not materially affect the fund's NAV. As the Director of the SEC's Division of Investment Management has confirmed, there is a materiality standard implicit in the 2001 letter.[33] If a fund determines that a significant event occurred but that the impact of that event on the affected portfolio securities would not materially affect the fund's NAV, as a practical matter, the fund could value those securities using their closing market prices.[34] If the cumulative impact of all fair valuation determinations made on a given day would materially affect the fund's NAV, however, then the fund would need to use those fair values.

The SEC consistently has recognized that no single standard exists for determining fair value in good faith. Instead, the SEC has adopted a more flexible standard, which requires fund directors to "satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security."[35] ASR 118 further states that "directors should take into account all indications of value available to them in determining the 'fair value' assigned to a particular security."[36]

The "factors relevant to the value of securities" and "indications of value" when a significant event has occurred will depend upon the particular fund and the facts and circumstances of the situation. The SEC has suggested a number of methodologies that can be used, and a number of factors that can be considered in making fair value determinations.[37] However, other factors also could be relevant in valuing securities as the result of a significant

---

[33] Roye Interview, *supra* note 18, at 11.

[34] *Id.*

[35] ASR 118, *supra* note 3, at 62,295-96.

[36] *Id.* at 62,296.

[37] *Id.* ASR 118 indicates that methodologies could be based upon: (1) a multiple of earnings; (2) a discount from market of a similar freely traded security; (3) with respect to debt instruments, the yield to maturity; or (4) a combination of the foregoing. The factors that ASR 118 indicates are among those that should be considered in determining fair value methods include: (a) fundamental analytical data; (b) the nature and duration of restrictions on disposition; (c) an evaluation of the forces that influence the market in which the securities are purchased and sold; and (d) specific factors, including (among others) the type of security, financial statements, cost, size of holding, analysts' reports, transactional information or offers, and public trading in similar securities of the issuer or comparable companies.

See also infra note 43, which discusses other factors that funds may need to consider, if relevant, when fair value pricing portfolio securities.

event. Fair valuation procedures should describe factors to be considered but should not preclude consideration of additional or different factors where warranted.

b. Events Relating to Multiple Issuers

1) Identification

The 2001 letter states that a significant event may relate to more than one issuer. These events could include, for example: (i) governmental actions that affect securities in one sector, country or region in a particular way; (ii) natural disasters or armed conflicts that affect a country or region; or (iii) significant market fluctuations. As with events relating to single issuers, whether such an event will be "significant" in the sense contemplated by the 2001 letter depends on the facts and circumstances involved.

Governmental Actions. An example of a governmental action that affected securities in one country occurred in September 1999, when the Malaysian government banned the repatriation of the proceeds from the sale of Malaysian securities by foreign investors, effectively trapping foreign investments in Malaysia. This action had the same effect on the value of all Malaysian securities, and many funds fair valued Malaysian securities in a "top down" manner, reducing the Malaysian ringgit/U.S. dollar exchange rate used in their NAV calculation.[38]

Natural Disasters, Armed Conflicts and Similar Situations. Significant events may stem from occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts, or other similar situations. These types of events could affect multiple issuers directly (*e.g.*, by disrupting business operations or causing damage to property) or indirectly (*e.g.*, by causing a stock market to close for an entire trading day or longer).[39]

[38] *See infra* Section III.B.2.b.3) (Fair Valuation), pp. 17-18.

[39] *See* 1999 letter at 3 (discussing a 1999 earthquake in Taiwan and other similar events that cause markets to be closed for an entire trading day).

<u>Significant Market Fluctuations.</u> The 2001 letter states that a significant fluctuation in domestic or foreign markets may constitute a significant event, and, thus, may require a fund to fair value some or all of its portfolio securities if the fluctuation occurs after the close of the markets on which those securities trade but before the time set for NAV calculation.[40] Although not specified in the letter, such fluctuations presumably could be evidenced by, among other things, changes in the value of:

- baskets of depository receipts relating to securities in the foreign market;
- futures contracts or other derivative securities based on indexes representative of the foreign market;
- baskets of securities from the foreign market or funds that are comprised of those securities, such as exchange-traded funds (ETFs) or closed-end country funds;[41] and/or
- the U.S. market, to the extent that the U.S. market may bear a correlation to the particular foreign market.

In light of the reference to market fluctuations in the 2001 letter, funds should consider whether their valuation procedures for foreign portfolio securities should treat movements in the values of one or more of these items as a significant event.

In making this determination, funds may wish to consider the extent to which, over a period of time, such movements on any given day are correlated with movements the following day in the foreign markets to which the item relates. Funds should take into account a number of factors regarding the use of historical correlations in this regard. First, while correlations between a change in either a financial instrument or the U.S. market and the next day's foreign market could indicate that the price of securities trading on that market has changed as of the time a fund calculates its NAV, this is not necessarily the case. Even if *future* prices in a foreign market tend to be correlated with either a particular financial instrument or the U.S. market, this

---

[40] For example, a significant fluctuation in the U.S. market that occurs prior to the close of the London market (typically 11:30 a.m. Eastern time) should not require fair valuation of securities principally traded in London, since it occurs *before* the time that the values of those securities were established.

[41] The staff noted in the 1999 letter that changes in the value of depository receipts, index futures contracts and other derivatives, and baskets of securities could possibly assist funds in valuing portfolio securities. *See infra* note 43. In the 2001 letter, the staff stated that it believes that the same factors it had described in the 1999 letter also can assist funds in determining whether a significant event has occurred. 2001 letter at n.13.

does not necessarily mean that prices in the foreign market as of the close of the U.S. market are similarly correlated. Second, correlations change over time. The fact that movements in a particular foreign market recently have followed the U.S. market or trading in certain financial instruments does not necessarily mean that they will do so in the future, or that they will do so on any given day.

Funds also should note other limitations in using movements in the value of a particular financial instrument or the U.S. market. For example, ADRs, index futures contracts, closed-end funds and ETFs each have their own ownership and trading characteristics, and may change in value for reasons unrelated to the value of securities in the foreign market (*e.g.*, differences in liquidity, ex-dividend dates, etc.). Nevertheless, movements in these instruments may be more probative of a change in the value of a fund's portfolio securities than broad market correlations. For example, changes in the price of a country-specific ETF may provide a better indication that the value of securities trading on the markets in that country has changed than movements in a broad market index, such as the S&P 500, even if the country's markets have tended to correlate to the S&P 500. Similarly, a fund may invest in specific securities whose prices are not necessarily correlated with those of other securities in the relevant foreign market, making correlations between the U.S. market and the foreign market less meaningful with respect to the value of the fund's portfolio securities.

To the extent that a fund decides to employ one or more of the items listed above to determine when a significant market fluctuation has occurred, it should consider the magnitude of a movement that will be deemed significant. The staff's guidance does not specifically define how large a market movement should be to be considered significant for these purposes.[a]

Given the many considerations and variables, different funds may reach different conclusions about whether and when to treat fluctuations in the value of a particular financial instrument or market as significant events, requiring the use of fair valuation procedures. Some funds may wish to treat these types of fluctuations as *indicators* that closing market prices for certain portfolio securities may no longer be reliable. Under this approach, designated pricing

[a] The 1999 and 2001 letters make reference to extreme market fluctuations, such as those experienced in Asia in 1997. However, neither letter suggests that these are the only types of market fluctuations that will affect the value of a fund's portfolio securities.

personnel would then be required to take additional steps to determine whether a significant event had occurred with respect to the affected securities and therefore whether fair valuation of those securities is warranted.

2) Monitoring

Procedures designed to monitor for significant events such as government actions, natural disasters, or armed conflicts should be similar to those designed for monitoring for significant events relating to single issuers discussed above.

Procedures to monitor for significant market fluctuations are likely to vary considerably from fund to fund. In general, such procedures should assign responsibility for monitoring for significant market fluctuations to appropriate personnel, which may include pricing personnel, portfolio managers or traders, depending on the fund's particular circumstances. If pricing personnel are not assigned this responsibility, the procedures should designate pricing personnel to be alerted when there is a market fluctuation that is considered significant under the fund's valuation procedures. The procedures also should specify the process to be followed in such an event.

3) Fair Valuation

Once a fund has determined that a significant event affecting multiple issuers has occurred, the fund may value each security pursuant to the methodologies described above with respect to significant events affecting single issuers[43] or, in appropriate circumstances, may make a uniform "top down" adjustment to the value of the affected securities (*i.e.*, apply a

---

[43] *See supra* Section III.B.2.a.3) (Fair Valuation), pp. 12-14. In addition to the factors in ASR 118, the staff listed a number of factors in the 1999 letter that funds may need to consider, if relevant, when fair value pricing portfolio securities including: the value of other financial instruments, including derivative securities, traded on other markets or among dealers; trading volumes on markets, exchanges, or among dealers; values of baskets of securities traded on other markets, exchanges, or among dealers; changes in interest rates; observations from financial institutions; government (domestic or foreign) actions or pronouncements; and other news events. With respect to securities traded on foreign markets, the staff noted that factors also might include the value of foreign securities traded on other foreign markets, ADR trading, closed-end fund trading, foreign currency exchange activity, and the trading prices of financial products that are tied to baskets of foreign securities, such as exchange-traded funds. The staff noted that these factors are merely illustrative and are not intended to preclude consideration of any other relevant factors. 1999 letter at text accompanying n.14.

percentage increase or decrease to every security). As noted above, however, if the impact of that event on the affected portfolio securities would not materially affect the fund's NAV, as a practical matter, the fund could value those securities using their closing market prices.[44]

A fund may wish to employ a "top down" approach if, having followed its procedures to monitor for significant events,[45] it has obtained no information leading it to conclude that individual portfolio securities have been affected differently by the event in question.[46] The "top down" approach could be applied to an entire portfolio or to any subset of portfolio securities, such as those from a particular region, country, exchange or market sector. The staff has stated, however, that at least with respect to certain types of significant events, such as natural disasters, funds should pay particular attention to whether all issuers are affected by these types of significant events similarly and should, to the extent possible, make efforts to determine whether a particular issuer has been affected by that event differently from the damage inflicted generally.[47] It should be noted that specific information often may be difficult to obtain in these situations, particularly in the first few days following the event, despite diligent efforts to do so.

C. Fair Valuation of Foreign Securities for Other Reasons

1. Low Trading Volume

The 2001 letter states that "low trading volume of securities in some foreign markets raises issues as to the reliability of the market quotations" (and, therefore, whether those market quotations are readily available) and "can trigger the requirement to fair value price those

---

[44] *See supra* text accompanying notes 33-34.

[45] *See supra* Section III.B.2.b.2) (Monitoring), p. 17.

[46] The Director of the SEC's Division of Investment Management recently noted that the staff takes the view that "it may be appropriate to employ a top down approach in certain instances, such as when there is a market event that indicates that stock prices in a foreign market generally would be significantly higher or lower at 4:00 p.m. as compared to the close of the foreign market because the event would widely impact securities held by the fund in that market. On the other hand, not all significant events will affect all portfolio securities equally, so a top down adjustment may not be appropriate." Roye Interview, *supra* note 18, at 10.

[47] 1999 letter at n.6.

securities."[48] This is the same principle that the SEC applies to thinly traded domestic securities.[49]

In light of this guidance, funds should consider adopting procedures to detect, where possible, instances where a foreign security is thinly traded, sales are infrequent, or other data exists that may call into question the reliability of market quotations. These procedures could include "stale price reports" or "stratification reports." Stale price reports identify securities whose last sale price has not changed from day to day, or over a period of several days. Stratification reports identify securities whose last sale price changed significantly from the prior day, or whose last sale price change from the prior day deviated significantly from the change in an appropriate benchmark index.

It should be noted, however, that neither low trading volume nor a report such as a stale price report or a stratification report, standing alone, implies that funds should disregard quotes that reflect actual transactions or pricing service evaluations.[50] In most cases, there should be other clear circumstances evidencing that prices are not reliable *in addition* to low volume or a significant fluctuation in a security's closing market prices before a fund employs fair valuation.[51] Moreover, the 2001 letter makes clear that a determination that market quotations are not "readily available" would not preclude a fund's board from concluding that the most recent closing market prices represent fair value; closing prices generally should be considered along with other appropriate factors when making fair value determinations.[52]

2. Trading Limits

The 2001 letter also addresses the valuation of securities that are subject to trading limits or "collars." If a security subject to a trading limit or "collar" on the exchange or market on

---

[48] 2001 letter at 4.

[49] ASR 118 at 62,295.

[50] *See* 2001 letter at 9-10 and *supra* note 6.

[51] *See* Roye Interview, *supra* note 18, at 11 (confirming that low volume, in and of itself, does not require funds to disregard quotes that reflect actual transactions and recommending that funds employ flagging mechanisms such as stale price reports to identify securities as to which further investigation may be warranted to determine the reliability of quotes).

[52] 2001 letter at n.9.

which it primarily trades reaches the "limit up" or "limit down" price and no trading has taken place at that price, the 2001 letter states that funds must determine the fair value of that security.[53] If trading has taken place at that price, funds must consider whether market quotations are "readily available" for that security. If a fund reaches the conclusion that, despite that trading, the "limit up" or "limit down" price does not represent a readily available market quotation for purposes of Section 2(a)(41) of the 1940 Act, then the fund must fair value price the security.[54]

With many foreign securities, information as to whether trading limits have been reached can be difficult or impossible to obtain. Nevertheless, funds should take reasonable steps to gain access to this information, which may include encouraging their portfolio managers and local traders to report instances where securities for which they are responsible have reached these types of trading limits.

IV. VALUATION OF DOMESTIC SECURITIES IN LIGHT OF RECENT GUIDANCE

The obligation to implement and maintain pricing procedures to identify whether a significant event has occurred, which would cause the closing market price of a security to no longer be a readily available market quotation, applies to domestic securities as well as foreign securities. In the 2001 letter, the staff indicated that this may occur with respect to scheduled market closings (*i.e.*, when domestic markets close earlier than the NAV calculation pursuant to advance notice, such as on or in advance of a holiday) and unscheduled market closings (*i.e.*, when market disruptions cause domestic markets to close early on a given day or when trading is halted in a domestic security).[55]

Many funds disclose in their prospectuses that their NAV is calculated as of the close of a major market, such as the NYSE, rather than stating a specific time for the NAV calculation. In such a case, the early close of that market (scheduled or unscheduled) automatically would cause the fund to calculate its NAV as of the earlier time. As a result, with respect to securities

---

[53] *Id.* at 9.

[54] *Id.*

[55] *Id.* at 4.

traded on that market, there would be no interim period between the market close and the NAV calculation and therefore no period of time during which a significant event could occur.

A. Scheduled Market Closings

The scheduled close of some domestic markets may be earlier than the time set for the calculation of a fund's NAV. Funds that are likely to hold portfolio securities that primarily trade on such markets should consider whether to implement procedures to monitor for significant events that occur with respect to those securities during the period between the close of those markets and the time specified for the calculation of the fund's NAV. The procedures also should address the fair valuation of those securities if a significant event occurs.

B. Unscheduled Market Closings

The unscheduled cessation of trading, either in the form of unscheduled market closings or trading halts in individual securities, can create a period between the closing (or last) market price and the calculation of a fund's NAV. Valuation procedures should address this possibility. Funds could consider, for example, implementing procedures that include mechanisms to alert the fund's pricing personnel that a market has closed early or that trading has been halted in a particular portfolio security.[56] Funds also should take steps to determine whether a significant event has occurred with respect to the security or securities whose trading is affected by the unscheduled closing or trading halt and, if so, to assess whether to value the security or securities using fair valuation methodologies.[57]

---

[56] An early market close does not necessarily require funds to fair value portfolio securities traded on that market. For example, funds should consider whether those securities continue to trade on other markets. *See* 1997 ICI Valuation Paper at n.7 and accompanying text.

[57] For example, suppose that a fund owns securities of a company that is involved in major litigation, and trading in those securities is halted on the primary exchange on which the securities trade in advance of an important ruling in the case. The fund would need to consider whether the ruling was a "significant event" for purposes of valuing that company's securities, requiring the implementation of a fair value pricing methodology. Depending on the nature of the litigation and the court's decision, the fund might not be able to assess whether the decision has affected the value of the securities as of the time of pricing. In these circumstances, the fund may determine that the last sale price of the securities is still the best indication of their value at that time. *See supra* Section III.B.1 (Definition of "Significant Event"), pp. 9-10.

V. REVIEWING FAIR VALUATION METHODOLOGIES

The 2001 letter states that "funds should regularly evaluate whether their pricing methodologies continue to result in values that they might reasonably expect to receive upon a current sale."[illegible] In order to do this, the staff suggests that funds should compare their fair value prices with values that are available from other sources (if there are any).

The next actual sales price of a security (foreign or domestic) might be one such source. With respect to foreign securities, fair value prices also might be compared to the next-day opening prices of the securities on the foreign exchange or market.[illegible] However, the next-day opening prices or next actual sales prices for a security may differ from the fair value of that security as of the time for NAV calculation, given the subjectivity inherent in fair valuation and the fact that events could occur in the intervening period between the time for NAV calculation and the opening of the foreign market.[illegible] Thus, discrepancies between fair values and next-day opening prices or next actual sales prices may occur on a regular and recurring basis. These discrepancies do not necessarily indicate that the fund's fair value procedures are inappropriate.

Nonetheless, systematic comparisons of fair values to the next-day opening prices or next actual sales prices may be useful to assist fund personnel with ongoing monitoring and evaluation of the appropriateness of the fund's fair value methodologies. Fund personnel may want to document the comparison of fair value prices to next-day opening prices or next actual sales prices so that this information can be considered in assessing the reliability of the fund's fair value methodologies and whether any changes in the methodologies should be considered.

[illegible] 2001 letter at 7.

[illegible] Indeed, the SEC has suggested that, in appropriate circumstances, funds may use the next day's opening price on the foreign exchange on which the security trades as an indicium of the fair value of the security. *See* Rule 22c-1 Release, *supra* note 11. Funds should note some of the practical consequences of using next day opening prices. For example, delaying the calculation and dissemination of an NAV to shareholders and third parties such as distributors, intermediaries and the media to wait for the open of a foreign market may cause processing and other systems problems and would cause the fund's NAV to appear as "not available" in newspapers the next day.

[illegible] For a fund that calculates its NAV at 4:00 p.m. Eastern time, the lag between the NAV calculation and the opening of the foreign markets ranges from three hours for securities traded on the Tokyo Stock Exchange, which opens at 9 a.m. local time (7 p.m. Eastern time) to twelve hours for securities traded on Euronext Paris, which opens at 10 a.m. local time (4 a.m. Eastern time). Fundamental economic developments or issuer specific developments during this gap in time may cause the value of securities traded on these markets to change.

VI. RESPONSIBILITIES OF THE BOARD IN LIGHT OF RECENT GUIDANCE

A. In General

Fund boards of directors or trustees have responsibilities under the 1940 Act with regard to the fair value pricing process. In setting forth the staff's views concerning the 1940 Act requirement that the board determine, "in good faith," the fair value of portfolio securities for which market quotations are not readily available, the 1999 and 2001 letters recognize three important, general points. First, there are practical limitations on the ability of fund boards to be involved in the day-to-day administration of pricing procedures. Second, fair value pricing necessarily involves making judgments. There is not one "right" way to fair value securities, and different funds (with different boards), consistent with the good faith standard, could arrive at different prices for the same security. Third, the letters underscore the importance of having well-considered, reasonable valuation procedures that have been approved by a fund's board, are consistently applied, and are reviewed on a regular basis.

Boards should examine whether valuation procedures for securities traded on foreign markets will reasonably ensure that that the prices of those securities will not be "stale" because they do not take into account significant events that occur subsequent to the time those foreign markets close. At the same time, boards should recognize that closing market prices generally provide an objective measure of the value of fund portfolio securities, whereas fair value prices necessarily involve some degree of subjectivity.[61] In the case of events whose effects upon the value of portfolio securities may be unclear, the objectivity provided by closing market prices may result in fairer and more accurate valuations. Conclusions regarding which valuation procedures appropriately balance these considerations, like other board determinations, ultimately are matters of business judgment.

The staff's specific guidance, as it relates to delegation and oversight by fund boards, is discussed below.

---

[61] Presumably, this is why funds are required to use market prices when they are readily available. *See supra* note 6 and accompanying text.

B. Board Delegation of Fair Value Pricing Responsibilities

In discussing the board's "good faith" responsibilities, the 1999 letter notes that fund boards typically are only indirectly involved in the day-to-day pricing of a fund's portfolio securities, and states that most boards fulfill their obligations by reviewing and approving pricing methodologies.[62] The letter indicates that while the board may formulate these methodologies, more typically they are recommended and applied by fund management.

The board practices described in the 1999 letter are used because of the practical reality that most fund directors (particularly independent directors) do not have the expertise to devise specific pricing methodologies themselves and cannot reasonably be expected to be available every time a valuation issue arises.[63] Likewise, although fund boards are generally apprised of the formulas or other methodologies that may be used by third party pricing sources, such as pricing services or dealers, they typically do not approve each specific formula or other methodology.[64]

The letter mentions that there are a number of techniques that funds may use to minimize the burdens of fair value pricing on directors, such as delegating certain responsibilities for fair value pricing decisions to a valuation committee.[65] As described in the 1997 ICI Valuation Paper, such committees may consist of designated fund management personnel.[66] Fund groups that have not already formed valuation committees may wish to consider whether the use of such a committee would facilitate or enhance their current pricing processes. Regardless of whether a committee is used, or whether that committee includes directors as members, the board retains oversight responsibilities with respect to fair valuation determinations.

---

[62] 1999 letter at 7.

[63] *See* 1997 ICI Valuation Paper at 10-11.

[64] *See id.* at 12-13.

[65] 1999 letter at 7. Along the same lines, the 2001 letter states that "[c]onsistent with the good faith requirement, boards may appoint persons to assist them in determining fair values and to make actual fair value calculations." 2001 letter at 8, n.23.

[66] *See* 1997 ICI Valuation Paper at 28-29 for a discussion of the possible functions of fund management valuation committees.

According to the 1999 letter, the degree of fund board involvement in the fair value pricing process necessary to satisfy the "good faith" standard depends on the comprehensiveness of the pricing procedures adopted for the fund. If a fund's board has approved comprehensive procedures governing the process by which fund management should fair value price portfolio securities, it would need to have comparatively little involvement in the day-to-day valuation process in order to satisfy its good faith obligation.[67] On the other hand, the board's involvement may need to be "greater and more immediate" when pricing procedures are relatively less comprehensive.[68]

Based on the foregoing, funds and their boards may wish to adopt pricing procedures that are as comprehensive as is feasible,[69] and that are implemented by fund management or a qualified third party. However, because it is not possible to anticipate every valuation issue that might arise, procedures should remain flexible enough to allow pricing personnel to take appropriate action in a timely manner in fair value pricing situations not specifically covered by the fund's valuation procedures. Thus, the board-approved valuation procedures should set out procedures to be followed by pricing personnel in such situations, including when it may be appropriate to seek board ratification promptly following any fair value determination.

C. Board Oversight Responsibilities

Fund boards retain ongoing oversight responsibility for the valuation of fund assets, whether they delegate valuation functions or not. Accordingly, citing earlier SEC guidance, the 2001 letter reminds fund boards that they must "continuously review the appropriateness of the method used in valuing" portfolio securities.[70] In the context of this review, fund boards should receive periodic reports from fund management or a qualified third party that discuss the

---

[67] Some fund boards follow a practice of reviewing periodically (*e.g.* quarterly) determinations made by fund management.

[68] 1999 letter at 8.

[69] In this regard, funds may wish to consider whether their procedures should specifically reference factors to be considered in fair value pricing situations. *See* 1999 letter at 5; 2001 letter at 8 (discussing the need for fund boards, in making fair value determinations consistent with the good faith standard, to consider all of the appropriate factors that are available to them). *See also supra* notes 35-37 and accompanying text.

[70] 2001 letter at 7 and 8.

functioning of the valuation process and that focus on issues and valuation problems that have arisen.[71] Regular communication between fund management and a fund's board on valuation issues – particularly issues involving fair value pricing – should minimize the possibility of a finding that the board failed to act in good faith in connection with a fair value determination for a fund portfolio security.

VII. CONCLUSION

The critical role that daily pricing plays in the mutual fund business makes valuation a continuing subject of regulatory and public focus. The staff's recent guidance reconfirms the importance of adopting and implementing reasonable procedures for valuing fund portfolio securities, including in particular securities for which market quotations are not "readily available." Fund groups should continue to devote careful attention and adequate resources to the appropriate handling of these matters.

---

[71] 1999 Letter at 8.

Growth
- Janus Fund
- Janus Enterprise Fund
- Janus Mercury Fund
- Janus Olympus Fund
- Janus Orion Fund

International/Global
- Janus Global Life Sciences Fund
- Janus Global Technology Fund
- Janus Global Value Fund
- Janus Overseas Fund
- Janus Worldwide Fund

Core
- Janus Balanced Fund
- Janus Core Equity Fund
- Janus Growth and Income Fund
- Janus Special Equity Fund

Risk-Managed
- Janus Risk-Managed Stock Fund

Value
- Janus Mid Cap Value Fund — Investor Shares

Janus Equity Funds

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports and statements at **www.janus.com.**

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

if they have the ability to guarantee a signature. *A signature guarantee cannot be provided by a notary public.*

If you live outside the United States, a foreign bank properly authorized to do business in your country of residence or a U.S. consulate may be able to authenticate your signature.

Pricing of Fund Shares

All purchases, sales and exchanges will be processed at the NAV next calculated after your request is received in good order by a Fund (or a Fund's agent). A Fund's NAV is calculated at the close of the regular trading session of the NYSE (normally 4:00 p.m. New York time) each day that the NYSE is open. In order to receive a day's price, your order must be received by the close of the regular trading session of the NYSE. Securities are valued at market value or, if a market quotation is not readily available, or if events or circumstances that may affect the value of portfolio securities are identified between the closing of their principal markets and the time the NAV is determined, at their fair value determined in good faith under procedures established by and under the supervision of the Trustees. Short-term instruments maturing within 60 days are valued at amortized cost, which approximates market value.

Because foreign securities markets may operate on days that are not business days in the United States, the value of the Funds' holdings may change on days when you will not be able to purchase or redeem the Funds' shares.

Portfolio Holdings Disclosure Policy

Effective December 31, 2003, the Funds' full portfolio holdings, as well as industry, security, and regional breakdowns, will be published monthly, with a 30-day lag, on janus.com. In addition, the Funds' top portfolio holdings in order of position size will be published quarterly, with a 15-day lag, on janus.com. Most Funds will disclose their top ten portfolio holdings. However, Janus Orion Fund, Janus Global Technology Fund and Janus Global Life Sciences Fund will disclose only their top five portfolio holdings.

08948-N8955

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, Plaintiffs,	)	
vs.	)	Cause No. 03-L-1254
JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., Defendants.	)	

MOTION FOR LEAVE TO AMEND

COMES NOW Plaintiffs, ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through their undersigned counsel, move this Court for an Order allowing Plaintiffs to file *instanter*, an Amended Complaint adding a party plaintiff.

Respectfully submitted,

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
EUGENE BARASH #6280933
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing document was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 22nd day of March, 2004:

Robert H. Shultz, Jr.
Heyl, Royster, Voelker & Allen
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025
Tel: 618/656-4646
Fax: 618/656-7940
and
Christopher P. Hall
Francis Chlapowski
Morgan, Lewis & Bockius LLP
101 Park Avenue, 44th Floor
New York, New York 10178
Tel: 212/309-6000
Fax: 212/309-6001
Attorneys for Defendant Deutsche Investment Management Americas, Inc.

Kurt E. Reitz
Thompson Coburn LLP
525 West Main Street
P.O. Box 750
Belleville, Illinois 62222-0750
Tel: 618/277-4700
Fax: 618/236-3434
and
Dale R. Harris
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Tel: 303/892-9400
Fax: 303/893-1379
Attorneys for Defendant Janus Investment Fund

Gordon R. Broom
Burroughs, Hepler, Broom, MacDonald, Hebrank & True
Two Mark Twain Plaza, Suite 300
103 West Vandalia Street
P.O. Box 510
Edwardsville, IL 62025
Tel: 618/656-0184
Fax: 618/656-1364
and
Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Tel: 202/887-3667
Fax: 202/530-9696
Attorneys for Defendant Janus Capital Management, LLC

Robert H. Shultz, Jr.
Heyl, Royster, Voelker & Allen
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025
Tel: 618/656-4646
Fax: 618/656-7940
and
John D. Donovan, Jr.
Ropes & Gray LLP
One international Place
Boston, Massachusetts 02110-2624
Tel: 617/951-7000
Fax: 617/951-7050
Attorneys for Defendant Scudder International Fund, Inc.

08948 N8955

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, Plaintiffs, vs. JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., Defendants.	Cause No. 03-L-1254

ORDER

THIS CAUSE, coming on for hearing on Plaintiff's Motion For Leave to Amend, and the Court being fully advised in the premises, hereby grants Plaintiff's Motion for Leave to Amend. Plaintiffs' Amended Complaint is hereby filed, *instanter.*

DATED:____________

____
Judge

08948-N8955
RHS-BKW (RMH)

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER, EDNA GRENCH, and DOROTHY LUETTINGER, individually and on behalf of all of all others similarly siutated, Plaintiffs, vs. JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., Defendants.	Cause No. 03-L-1254 ENTERED MAR 24 2004 IAM

FIRST AMENDED COMPLAINT

COME NOW Plaintiffs, ROBERT POTTER, EDNA GRENCH and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants, JANUS INVESTMENT FUND, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., state as follows:

1. Plaintiff ROBERT POTTER is a resident of Edwardsville, Madison County, Illinois.

2. Plaintiff EDNA GRENCH is a resident of Edwardsville, Madison County, Illinois.

3. Plaintiff DOROTHY LUETTINGER is a resident of Trenton, Clinton County, Illinois.

4. Defendant JANUS INVESTMENT FUND ("JANUS FUNDS") is a Massachusetts business trust with its principal place of business in Denver, Colorado. JANUS FUNDS is the sponsor of the Janus Overseas Fund ("Janus Overseas"). Defendant JANUS FUNDS does business in the State of

Illinois and is registered as a mutual fund in the state of Illinois. Defendant JANUS FUNDS has consented to the jurisdiction of Illinois courts. Defendant JANUS FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant JANUS FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant JANUS FUNDS has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

5. Defendant JANUS CAPITAL MANAGEMENT, LLC ("JANUS FUNDS MANAGER") is a Delaware limited liability company with its principal place of business in Denver, Colorado. The day-to-day tasks associated with running the business of Janus Overseas Fund, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant JANUS FUNDS MANAGER has been contracted to serve as the investment manager for the Janus Overseas Fund. As the investment manager for Janus Overseas Fund, Defendant JANUS FUNDS MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant JANUS FUNDS MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Janus Overseas Fund business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant JANUS FUNDS MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

6. Defendant SCUDDER INTERNATIONAL FUND, INC. ("SCUDDER FUNDS") is a Maryland corporation with its principal place of business in New York, New York. SCUDDER FUNDS is the sponsor of the Scudder International Fund ("Scudder International"). Defendant SCUDDER FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant SCUDDER FUNDS has consented to the jurisdiction of Illinois courts. Defendant SCUDDER FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant SCUDDER FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant SCUDDER FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

7. Defendant DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC. ("SCUDDER FUND MANAGER") is a Delaware corporation with its principal place of business in New York, New York. The day-to-day tasks associated with running the business of Scudder International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant SCUDDER FUND MANAGER has been contracted to serve as the investment manager for Scudder International. As the investment manager for Scudder International, Defendant SCUDDER FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant SCUDDER FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Scudder International business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois.

Defendant SCUDDER FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

8. At all times relevant herein, Plaintiff ROBERT POTTER has owned and held shares of Janus Overseas for the purpose of long term investing in international securities.

9. At all times relevant herein, Plaintiff DOROTHY LUETTINGER has owned and held shares of Scudder International for the purpose of long term investing in international securities.

10. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

11. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

12. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

13. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

14. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

15. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

16. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

17. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

18. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the

closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

19. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

20. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

21. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

22. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities

markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

23. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

24. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

25. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

26. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

27. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

28. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

29. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

30. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

31. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices

for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

32. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

33. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

34. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in

the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

35. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

36. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

37. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

38. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

39. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

40. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

41. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

42. Plaintiffs bring this complaint as a class action against Defendants JANUS FUNDS, JANUS FUNDS MANAGER, SCUDDER FUNDS and SCUDDER FUND MANAGER, and pursuant to § 5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares in Janus Overseas or Scudder International for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants,

and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

43. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

44. Members of the class are so numerous that joinder of all members is impracticable.

45. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas and Scudder International's and portfolio of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement Janus Overseas and Scudder International's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect Janus Overseas and Scudder International's long term shareholders from market timing traders of fund shares who use Janus Overseas and Scudder International's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of JANUS FUNDS, JANUS FUNDS MANAGER, SCUDDER FUNDS, and SCUDDER FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii. the extent of such damages.

46. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

47. The class action method is appropriate for the fair and efficient prosecution of this action.

48. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

49. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff, ROBERT POTTER, individually and on behalf of all others similarly situation, by and through his undersigned counsel, and for Count I of his Complaint against Defendants JANUS FUNDS and JANUS FUNDS MANAGER, states as follows:

50. Plaintiff repeats and incorporates by reference paragraphs 1 through 49 as if fully set forth herein.

51. Defendant JANUS FUNDS operates Janus Overseas as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

52. Defendant JANUS FUNDS MANAGER serves as the investment manager for Janus Overseas. Defendant JANUS FUNDS MANAGER provides, among other things, portfolio management services and selects the securities for Janus Overseas to buy, hold or sell. Janus Overseas pays Defendant JANUS FUNDS MANAGER set fees based on the percentage of assets under management for managing Janus Overseas' assets. Defendant JANUS FUNDS MANAGER's compensation and management of the Janus Overseas Fund are required to be reviewed and approved by Defendant Janus Fund's board of trustees.

53. At all times relevant hereto, Plaintiff POTTER has owned shares in Janus Overseas.

54. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

55. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

56. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Janus Overseas Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

57. Defendants breached their duties of due care owed to Plaintiff Potter and similarly situated owners of the Janus Overseas Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Janus Overseas' portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas shares' at the expense of long term shareholders.

58. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff POTTER and the class have suffered damages in the amount to be proven at trial, but less than $75,000

per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against defendants JANUS INVESTMENT FUND and JANUS CAPITAL MANAGEMENT LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff, ROBERT POTTER, individually and on behalf of all others similarly situation, by and through his undersigned counsel, and for Count II of his Complaint against Defendants JANUS FUNDS and JANUS FUNDS MANAGER, states as follows:

59. Plaintiff repeats and incorporates by reference paragraphs 1 through 49 and 51 through 56 as if fully set forth herein.

60. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Janus Overseas Fund might occur daily after the closing of the New York Stock Exchange.

61. With utter indifference and conscious disregard for Plaintiff POTTER'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff POTTER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Janus Overseas' portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Janus Overseas' portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Janus Overseas' shares at the expense of long term shareholders.

62. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Potter and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants JANUS INVESTMENT FUND and JANUS CAPITAL MANAGEMENT LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them from the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COME NOW Plaintiffs, EDNA GRENCH and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count III of their Complaint against Defendants SCUDDER FUNDS and SCUDDER FUND MANAGER, state as follows:

63. Plaintiffs repeat and incorporate by reference paragraphs 1 through 49 as if fully set forth herein.

64. Defendant SCUDDER FUNDS operates Scudder International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

65. Defendant SCUDDER FUND MANAGER serves as the investment manager for Scudder International. Defendant SCUDDER FUND MANAGER provides, among other things, portfolio management services and selects the securities for Scudder International to buy, hold or sell.

Scudder International pays Defendant SCUDDER FUND MANAGER set fees based on the percentage of assets under management for managing Scudder International's assets. Defendant SCUDDER FUND MANAGER's compensation and management of the Scudder International Fund are required to be reviewed and approved by Defendant SCUDDER FUNDS' board of directors.

66. At all times relevant hereto, Plaintiffs GRENCH and LUETTINGER have owned shares in Scudder International.

67. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

68. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

69. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Scudder International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

70. Defendants breached their duties of due care owed to Plaintiffs GRENCH and LUETTINGER and similarly situated owners of the Scudder International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Scudder International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Scudder International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Scudder International's shares at the expense of long term shareholders.

71. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs GRENCH and LUETTINGER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the class pray that the Court enter judgment in their favor and against Defendants SCUDDER INTERNATIONAL FUND, INC. and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COME NOW Plaintiffs, EDNA GRENCH and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count IV of their Complaint against Defendants SCUDDER FUNDS and SCUDDER FUND MANAGER, state as follows:

72. Plaintiffs repeat and incorporate by reference paragraphs 1 through 49 and 64 through 69 as if fully set forth herein.

73. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Scudder International Fund might occur daily after the closing of the New York Stock Exchange

74. With utter indifference and conscious disregard for Plaintiffs' investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs GRENCH and LUETTINGER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Scudder International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Scudder International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Scudder International's shares at the expense of long term shareholders.

75. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs GRENCH and LUETTINGER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive

damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants SCUDDER INTERNATIONAL FUND, INC. and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Janus Overseas Fund or Scudder International Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning five years prior to the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
710 Market Street, Suite 300
Saint Louis, MO 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing document was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 22nd day of March, 2004:

Robert H. Shultz, Jr.
Heyl, Royster, Voelker & Allen
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025
Tel: 618/656-4646
Fax: 618/656-7940
and
Christopher P. Hall
Francis Chlapowski
Morgan, Lewis & Bockius LLP
101 Park Avenue, 44th Floor
New York, New York 10178
Tel: 212/309-6000
Fax: 212/309-6001
Attorneys for Defendant Deutsche Investment Management Americas, Inc.

Kurt E. Reitz
Thompson Coburn LLP
525 West Main Street
P.O. Box 750
Belleville, Illinois 62222-0750
Tel: 618/277-4700
Fax: 618/236-3434
and
Dale R. Harris
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Tel: 303/892-9400
Fax: 303/893-1379
Attorneys for Defendant Janus Investment Fund

Gordon R. Broom
Burroughs, Hepler, Broom, MacDonald, Hebrank & True
Two Mark Twain Plaza, Suite 300
103 West Vandalia Street
P.O. Box 510
Edwardsville, IL 62025
Tel: 618/656-0184
Fax: 618/656-1364
and
Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Tel: 202/887-3667
Fax: 202/530-9696
Attorneys for Defendant Janus Capital Management, LLC

Robert H. Shultz, Jr.
Heyl, Royster, Voelker & Allen
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025
Tel: 618/656-4646
Fax: 618/656-7940
and
John D. Donovan, Jr.
Ropes & Gray LLP
One international Place
Boston, Massachusetts 02110-2624
Tel: 617/951-7000
Fax: 617/951-7050
Attorneys for Defendant Scudder International Fund, Inc.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE SCHEINDLIN

MICHAEL SMITH, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER

Civil Action No.:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED

04 CV 00520

[Caption continues on next page]

RETIREMENT FUND SERIES V, SCUDDER :
RETIREMENT FUND SERIES VI, SCUDDER :
RETIREMENT FUND SERIES VII, SCUDDER :
TARGET 2010 FUND, SCUDDER TARGET 2011 :
FUND, SCUDDER TARGET 2012 FUND, SCUDDER :
TARGET 2013 FUND, SCUDDER TOTAL RETURN :
FUND, SCUDDER EMERGING MARKETS :
GROWTH FUND, SCUDDER EMERGING :
MARKETS INCOME FUND, SCUDDER EUROPEAN :
EQUITY FUND, SCUDDER GLOBAL FUND, :
SCUDDER GLOBAL BOND FUND, SCUDDER :
GLOBAL DISCOVERY FUND, SCUDDER :
GREATER EUROPE GROWTH FUND, SCUDDER :
INTERNATIONAL FUND, SCUDDER :
INTERNATIONAL EQUITY FUND, SCUDDER :
INTERNATIONAL SELECT EQUITY FUND, :
SCUDDER JAPANESE EQUITY FUND, SCUDDER :
LATIN AMERICA FUND, SCUDDER NEW EUROPE :
FUND, SCUDDER PACIFIC OPPORTUNITIES :
FUND, SCUDDER WORLDWIDE 2004 FUND, :
SCUDDER FIXED INCOME FUND, SCUDDER :
HIGH INCOME PLUS FUND, SCUDDER HIGH :
INCOME FUND, SCUDDER HIGH INCOME :
OPPORTUNITY FUND, SCUDDER INCOME FUND, :
SCUDDER PRESERVATIONPLUS FUND, :
SCUDDER PRESERVATIONPLUS INCOME FUND, :
SCUDDER SHORT TERM BOND FUND, SCUDDER :
SHORT DURATION FUND, SCUDDER STRATEGIC :
INCOME FUND, SCUDDER US GOVERNMENT :
SECURITIES FUND, SCUDDER CALIFORNIA :
TAX-FREE INCOME FUND, SCUDDER FLORIDA :
TAX-FREE INCOME FUND, SCUDDER HIGH :
YIELD TAX-FREE FUND, SCUDDER :
INTERMEDIATE TAX/AMT FREE FUND, :
SCUDDER MANAGED MUNICIPAL BOND FUND, :
SCUDDER MASSACHUSETTS TAX-FREE FUND, :
SCUDDER MUNICIPAL BOND FUND, SCUDDER :
NEW YORK TAX-FREE INCOME FUND, :
SCUDDER SHORT TERM MUNICIPAL BOND :
FUND, SCUDDER EAFE ® EQUITY INDEX FUND, :
SCUDDER EQUITY 500 INDEX FUND, SCUDDER :
S&P 500 STOCK FUND, SCUDDER SELECT 500 :
FUND, SCUDDER US BOND INDEX FUND, :
SCUDDER CASH RESERVES FUND (collectively :
known as "SCUDDER FUNDS"); :

[Caption continues on next page]

SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR :
FUNDS II, SCUDDER ADVISOR FUNDS III, :
SCUDDER AGGRESSIVE GROWTH FUND, :
SCUDDER BLUE CHIP FUND, SCUDDER :
CALIFORNIA TAX FREE TRUST, SCUDDER CASH :
INVESTMENT TRUST, SCUDDER CASH :
MANAGEMENT PORTFOLIO, SCUDDER :
SECURITIES TRUST, SCUDDER DYNAMIC :
GROWTH FUND, SCUDDER EQUITY 500 INDEX :
PORTFOLIO, VALUE EQUITY TRUST, SCUDDER :
EQUITY TRUST/IL, SCUDDER FLAG INVESTORS :
COMMUNICATIONS FUND INC., SCUDDER FLAG :
EQUITY PARTNERS FUND INC., SCUDDER FLAG :
INVESTORS VALUE BUILDER FUND, INC., :
SCUDDER FLOATING RATE FUND /MA/, :
SCUDDER FOCUS VALUE PLUS GROWTH FUND, :
SCUDDER MONEY MARKET TRUST, SCUDDER :
FUNDS TRUST, GLOBAL/INTERNATIONAL FUND :
INC., SCUDDER GNMA FUND, SCUDDER :
GROWTH TRUST, SCUDDER HIGH INCOME :
SERIES, SCUDDER INCOME TRUST, SCUDDER :
INSTITUTIONAL FUNDS, SCUDDER :
INTERNATIONAL FUNDS INC., SCUDDER :
INTERNATIONAL RESEARCH FUND INC., :
SCUDDER INVESTMENT PORTFOLIOS, :
INVESTMENT TRUST, SCUDDER INVESTMENTS :
VIT FUNDS, SCUDDER INVESTORS FUNDS INC., :
SCUDDER INVESTORS PORTFOLIOS TRUST, :
SCUDDER INVESTORS TRUST, SCUDDER MG :
INVESTMENTS TRUST, SCUDDER MONEY :
FUNDS, SCUDDER MUNICIPAL TRUST, :
SCUDDER MUTUAL FUNDS INC., SCUDDER :
PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO :
TRUST, SCUDDER PORTFOLIOS, SCUDDER :
RREEF SECURITIES TRUST, SCUDDER STATE :
TAX FREE TRUST, SCUDDER STATE TAX-FREE :
INCOME SERIES, SCUDDER STRATEGIC INCOME :
FUND, SCUDDER TARGET FUND, SCUDDER TAX :
FREE MONEY FUND, SCUDDER TAX FREE :
TRUST, SCUDDER TECHNOLOGY FUND, :
SCUDDER TOTAL RETURN FUND, SCUDDER :
TREASURY MONEY PORTFOLIO, SCUDDER U.S. :
GOVERNMENT SECURITIES FUND, SCUDDER :
U.S. TREASURY MONEY FUND, SCUDDER :

[Caption continues on next page]

VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Michael Smith, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder Dreman High Return Equity Fund and Scudder Technology Fund during the Class Period and has been damaged thereby.

8. Scudder Dreman High Return Equity Fund and Scudder Technology Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at ***4 p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that

will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and

the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and

allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent

and manipulative practices of the defendants with the particularity that had resulted from a full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which

> certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has***

> ***identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds.*** The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased

management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder Dreman High Return Equity Fund and Scudder Technology Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.,* they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule l0b-5 Promulgated Thereunder Against All Defendants

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds) For Violations of Section 20(a) of the Exchange Act

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 22, 2004

Respectfully submitted,

MILBERG WEISS BERSHAD HYNES & LERACH, LLP

By ______________________

Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Sharon M. Lee (SL-5612)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

ABRAHAM & ASSOCIATES
Jeffrey S. Abraham
One Pennsylvania Plaza, Suite 1910
New York , New York 10119
(212) 714-2444

FRUCHTER & TWERSKY
Jack Fruchter
Mitchell M.Z. Twersky
One Pennsylvania Plaza, Suite 1910
New York , New York 10119
(212) 279-5050

Attorneys for Plaintiff

CERTIFICATION

I, Mike Smith hereby certify as follows:

1. I did not purchase Scudder Mutual Funds shares at the direction of counsel or in order to participate in any private action under the federal securities laws;

2. I reviewed a complaint prepared against Scudder Mutual Funds alleging violations of the securities laws and I am willing to serve as a lead plaintiff in this matter, including providing testimony at deposition and trial, if necessary;

3. The following includes all of my transactions in shares of the Scudder Mutual Funds during the Class Period as defined in the Complaint:

Mutual Fund	Transaction (PURCHASE, SALE, EXCHANGE, CALL, PUT, ETC.)	Trade Date	Price	Quantity
Scudder Dreman High Return Eq B (KDHBX)	Purchase	5/16/03	$31.16	3.209
Scudder Technology A (KTCAX)	Purchase	12/14/99	$26.66	35.035

4. I have not sought to serve as a lead plaintiff in any class action under the federal securities laws during the last three years.

5. I will not accept payment for serving as a lead plaintiff beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

I declare that the foregoing is true and correct to the best of my knowledge, information and belief.

Dated: January 21, 2004

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MICHAEL MALONE, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER	Civil Action No.: 04 CV 00578 CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

[Caption continues on next page]

RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE ® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS");

[Caption continues on next page]

SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER :

[Caption continues on next page]

VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Michael Malone, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder International Fund during the Class Period and has been damaged thereby.

8. Scudder International Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with

Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would

not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is

monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be***

> ***a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a

full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly

> exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of***

funds. The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.

> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary – are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder Dreman High Return Equity Fund and Scudder Technology Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds) For Violations of Section 20(a) of the Exchange Act

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 23, 2004
New York, New York

RABIN, MURRAY & FRANK LLP

By: Eric J. Belfi
Eric J. Belfi (EB-8895)
275 Madison Avenue
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

GLANCY & BINKOW LLP
Michael Goldberg
1801 Avenue of the Starts, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

REINHARDT, WENDORF & BLANCHFIELD
Garrett Blanchfield
E-1250 First National Bank Building
St. Paul, MN 55101
Telephone: (651) 287-2100
Facsimile: (651) 287-2103

EMERSON POYNTER LLP
John G. Emerson
Scott E. Poynter
P.O. Box 164810
Little Rock, AR 72216-4810
Telephone: (501) 907-2555
Facsimile: (501) 907-2556

Attorneys for Plaintiff

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 23, 2004
New York, New York

RABIN, MURRAY & FRANK LLP

By: Eric J. Belfi

Eric J. Belfi (EB-8895)
275 Madison Avenue
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

GLANCY BINKOW & GOLDBERG LLP
Michael Goldberg
1801 Avenue of the Starts, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

REINHARDT, WENDORF
& BLANCHFIELD
Garrett Blanchfield
E-1250 First National Bank Building
St. Paul, MN 55101
Telephone: (651) 287-2100
Facsimile: (651) 287-2103

EMERSON POYNTER LLP
John G. Emerson
Scott E. Poynter
P.O. Box 164810
Little Rock, AR 72216-4810
Telephone: (501) 907-2555
Facsimile: (501) 907-2556

Attorneys for Plaintiff

04 CV 00605

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JOHN DRISCOLL, Individually and On Behalf of All Others Similarly Situated, Plaintiff,	CIVIL ACTION NO.
vs.	CLASS ACTION COMPLAINT
DEUTSCHE BANK AG, SCUDDER INVESTMENTS, DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC., DEUTSCHE ASSET MANAGEMENT, INC., SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND,	**JURY TRIAL DEMANDED**

[CAPTION CONTINUED ON NEXT PAGE]

SCUDDER TAX ADVANTAGED DIVIDEND)
FUND, SCUDDER FLAG INVESTORS VALUE)
BUILDER FUND, SCUDDER FOCUS)
VALUE+GROWTH FUND, SCUDDER)
LIFECYCLE MID RANGE FUND, SCUDDER)
LIFECYCLE LONG RANGE FUND, SCUDDER)
LIFECYCLE SHORT RANGE FUND, SCUDDER)
PATHWAY CONSERVATIVE PORTFOLIO,)
SCUDDER PATHWAY GROWTH PORTFOLIO,)
SCUDDER PATHWAY MODERATE)
PORTFOLIO, SCUDDER RETIREMENT FUND)
SERIES V, SCUDDER RETIREMENT FUND)
SERIES VI , SCUDDER RETIREMENT FUND)
SERIES VII, SCUDDER TARGET 2010 FUND,)
SCUDDER TARGET 2012 FUND, SCUDDER)
TARGET 2013 FUND, SCUDDER TOTAL)
RETURN FUND, SCUDDER EMERGING)
MARKETS GROWTH FUND, SCUDDER)
EMERGING MARKETS INCOME FUND,)
SCUDDER EUROPEAN EQUITY FUND,)
SCUDDER GLOBAL FUND, SCUDDER)
GLOBAL BOND FUND, SCUDDER GLOBAL)
DISCOVERY FUND, SCUDDER GREATER)
EUROPE GROWTH FUND, SCUDDER)
INTERNATIONAL FUND, SCUDDER)
INTERNATIONAL EQUITY FUND, SCUDDER)
INTERNATIONAL SELECT EQUITY FUND,)
SCUDDER JAPANESE EQUITY FUND,)
SCUDDER LATIN AMERICA FUND, SCUDDER)
NEW EUROPE FUND, SCUDDER PACIFIC)
OPPORTUNITIES FUND, SCUDDER)
WORLDWIDE 2004 FUND, SCUDDER FIXED)
INCOME FUND, SCUDDER HIGH INCOME)
PLUS FUND, SCUDDER HIGH INCOME FUND,)
SCUDDER HIGH INCOME OPPORTUNITY)
FUND, SCUDDER INCOME FUND, SCUDDER)
PRESERVATIONPLUS FUND, SCUDDER)
PRESERVATIONPLUS INCOME FUND,)
SCUDDER SHORT TERM BOND FUND,)
SCUDDER SHORT DURATION FUND,)
SCUDDER STRATEGIC INCOME FUND,)
SCUDDER US GOVERNMENT SECURITIES)
FUND, SCUDDER CALIFORNIA TAX-FREE)
INCOME FUND,)
[CAPTION CONTINUED ON NEXT PAGE])

SCUDDER FLORIDA TAX-FREE INCOME)
FUND, SCUDDER HIGH YIELD TAX-FREE)
FUND, SCUDDER INTERMEDIATE TAX/AMT)
FREE FUND, SCUDDER MANAGED)
MUNICIPAL BOND FUND, SCUDDER)
MASSACHUSETTS TAX-FREE FUND,)
SCUDDER MUNICIPAL BOND FUND,)
SCUDDER NEW YORK TAX-FREE INCOME)
FUND, SCUDDER SHORT TERM MUNICIPAL)
BOND FUND, SCUDDER EAFE (R) EQUITY)
INDEX FUND, SCUDDER EQUITY 500 INDEX)
FUND, SCUDDER S&P 500 STOCK FUND,)
SCUDDER SELECT 500 FUND, SCUDDER US)
BOND INDEX FUND, SCUDDER CASH)
RESERVES FUND, SCUDDER ADVISOR)
FUNDS, SCUDDER ADVISOR, FUNDS II,)
SCUDDER ADVISOR FUNDS III, SCUDDER)
AGGRESSIVE GROWTH FUND, SCUDDER)
BLUE CHIP FUND, SCUDDER CALIFORNIA)
TAX FREE TRUST, SCUDDER CASH)
INVESTMENT TRUST, SCUDDER CASH)
MANAGEMENT PORTFOLIO, SCUDDER)
SECURITIES TRUST, SCUDDER DYNAMIC)
GROWTH FUND, SCUDDER EQUITY 500)
INDEX PORTFOLIO, VALUE EQUITY TRUST,)
SCUDDER EQUITY TRUST/IL, SCUDDER)
FLAG INVESTORS COMMUNICATIONS FUND)
INC., SCUDDER FLAG EQUITY PARTNERS)
FUND INC., SCUDDER FLAG INVESTORS)
VALUE BUILDER FUND, INC., SCUDDER)
FLOATING RATE FUND /MA/, SCUDDER)
FOCUS VALUE PLUS GROWTH FUND,)
SCUDDER MONEY MARKET TRUST,)
SCUDDER FUNDS TRUST,)
GLOBAL/INTERNATIONAL FUND INC.,)
SCUDDER GNMA FUND, SCUDDER GROWTH)
TRUST, SCUDDER HIGH INCOME SERIES,)
SCUDDER INCOME TRUST, SCUDDER)
INSTITUTIONAL FUNDS, SCUDDER)
INTERNATIONAL FUNDS INC.,)
SCUDDER INTERNATIONAL RESEARCH)
FUND INC., SCUDDER INVESTMENT)
PORTFOLIOS, INVESTMENT TRUST,)
SCUDDER INVESTMENTS VIT FUNDS,)
[CAPTION CONTINUED ON NEXT PAGE])

SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS and DOES 1 - 100,

Defendants.

Plaintiff, John Driscoll ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the Scudder Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the Scudder family of funds (as defined below), who purchased, held, or otherwise acquired shares between January 22, 1999 and January 12, 2004 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §§ 34 and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited

to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff John Driscoll bought and held shares of Scudder-Dreman High Return Equity Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

8. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

9. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

10. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "DB Advisors."

11. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

12. Defendants Scudder Advisor Funds, Scudder Advisor, Funds II, Scudder Advisor Funds Iii, Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder California Tax Free Trust, Scudder Cash Investment Trust, Scudder Cash Management Portfolio, Scudder Securities Trust, Scudder Dynamic Growth Fund, Scudder Equity 500 Index Portfolio, Value Equity Trust, Scudder Equity Trust/IL, Scudder Flag Investors Communications Fund Inc., Scudder Flag Equity Partners Fund Inc., Scudder Flag Investors Value Builder Fund, Inc., Scudder Floating Rate Fund /Ma/, Scudder Focus Value plus Growth Fund, Scudder Money Market Trust, Scudder Funds Trust, Global/international Fund Inc., Scudder GNMA Fund, Scudder Growth Trust, Scudder High Income Series, Scudder Income Trust, Scudder Institutional Funds, Scudder International Funds Inc.,

Scudder International Research Fund Inc., Scudder Investment Portfolios, Investment Trust, Scudder Investments Vit Funds, Scudder Investors Funds Inc., Scudder Investors Portfolios Trust, Scudder Investors Trust, Scudder MG Investments Trust, Scudder Money Funds, Scudder Municipal Trust, Scudder Mutual Funds Inc., Scudder Pathway Series /New/, Scudder Portfolio Trust, Scudder Portfolios, Scudder RREEF Securities Trust, Scudder State Tax Free Trust, Scudder State Tax-free Income Series, Scudder Strategic Income Fund, Scudder Target Fund, Scudder Tax Free Money Fund, Scudder Tax Free Trust, Scudder Technology Fund, Scudder Total Return Fund, Scudder Treasury Money Portfolio, Scudder U.S. Government Securities Fund, Scudder U.S. Treasury Money Fund, Scudder Value Series Inc., Scudder Yieldwise Funds (collectively known as the "Fund Registrants") are the registrants of the Scudder Family of Mutual Funds.

13. Defendants Scudder 21st Century Growth Fund, Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder Capital Growth Fund, Scudder Dynamic Growth Fund, Scudder Flag Investors Communications Fund, Scudder Global Biotechnology Fund, Scudder Gold & Precious Metals Fund, Scudder Growth Fund, Scudder Health Care Fund, Scudder Large Company Growth Fund, Scudder Micro Cap Fund, Scudder Mid Cap Fund, Scudder Small Cap Fund, Scudder Strategic Growth Fund, Scudder Technology Fund, Scudder Technology Innovation Fund, Scudder Top 50 US Fund, Scudder Contrarian Fund, Scudder-Dreman Financial Services Fund, Scudder-Dreman High Return Equity Fund, Scudder-Dreman Small Cap Value Fund, Scudder Flag Investors Equity Partners Fund, Scudder Growth & Income Fund, Scudder Large Company Value Fund, Scudder-RREEF Real Estate Securities Fund, Scudder Small Company Stock Fund, Scudder Small Company Value Fund, Scudder Tax Advantaged Dividend Fund, Scudder Flag Investors Value Builder Fund, Scudder Focus Value+Growth Fund, Scudder Lifecycle Mid Range Fund,

Scudder Lifecycle Long Range Fund, Scudder Lifecycle Short Range Fund, Scudder Pathway Conservative Portfolio, Scudder Pathway Growth Portfolio, Scudder Pathway Moderate Portfolio, Scudder Retirement Fund Series V, Scudder Retirement Fund Series VI, Scudder Retirement Fund Series VII, Scudder Target 2010 Fund, Scudder Target 2012 Fund, Scudder Target 2013 Fund, Scudder Total Return Fund, Scudder Emerging Markets Growth Fund, Scudder Emerging Markets Income Fund, Scudder European Equity Fund, Scudder Global Fund, Scudder Global Bond Fund, Scudder Global Discovery Fund, Scudder Greater Europe Growth Fund, Scudder International Fund, Scudder International Equity Fund, Scudder International Select Equity Fund, Scudder Japanese Equity Fund, Scudder Latin America Fund, Scudder New Europe Fund, Scudder Pacific Opportunities Fund, Scudder Worldwide 2004 Fund, Scudder Fixed Income Fund, Scudder High Income Plus Fund, Scudder High Income Fund, Scudder High Income Opportunity Fund, Scudder Income Fund, Scudder PreservationPlus Fund, Scudder PreservationPlus Income Fund, Scudder Short Term Bond Fund, Scudder Short Duration Fund, Scudder Strategic Income Fund, Scudder US Government Securities Fund, Scudder California Tax-Free Income Fund, Scudder Florida Tax-Free Income Fund, Scudder High Yield Tax-Free Fund, Scudder Intermediate Tax/AMT Free Fund, Scudder Managed Municipal Bond Fund, Scudder Massachusetts Tax-Free Fund, Scudder Municipal Bond Fund, Scudder New York Tax-Free Income Fund, Scudder Short Term Municipal Bond Fund, Scudder EAFE (R) Equity Index Fund, Scudder Equity 500 Index Fund, Scudder S&P 500 Stock Fund, Scudder Select 500 Fund, Scudder US Bond Index Fund, and Scudder Cash Reserves Fund (collectively referred to as the "Scudder Funds") are mutual funds that are registered under the Investment Company Act and managed by Scudder.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the Scudder mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors.

In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of the "timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Doe

Defendants did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds's assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge-fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE SCUDDER FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward J. Stern ("Stern") and Canary Capital Partners ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On January 12, 2004, Deutsche Asset Management announced that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. More specifically, Deutsche Asset Management stated:

> **As part of a review that is not yet complete, Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds. The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement. We have provided the preliminary results of this review to the appropriate regulators and the fund boards.** (Emphasis added.)

40. On the same day, the defendants filed with the SEC prospectus supplements for various funds and disclosed that the funds were subject to the market timing referenced in ¶ 39. More specifically, defendants stated:

> Regulatory Update. As are many other mutual fund complexes, *Scudder is conducting an ongoing review of market timing in the* Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies. **Scudder has identified an investment advisory firm that had an arrangement with the** *organization that resulted in frequent trading, including trading* **in your fund, inconsistent with registration statement policies. We are currently investigating the extent of such trading and whether it caused dilution.** The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your

> **fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses. The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information.** (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE SCUDDER FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. More specifically, the Scudder Prospectuses stated that frequent trading **is harmful to shareholders and is discouraged by the imposition of redemption fees: The Scudder Funds may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.** (Emphasis added.)

44. Moreover, the Prospectuses represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year:

> **Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders, for these or other reasons.** (Emphasis added.)

45. Given that the defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time its trading of the Scudder Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Scudder Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs; thereby reducing the Scudder Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of Scudder Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

46. The market for the Scudder Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the Scudder Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the Scudder Funds relying upon the integrity of the NAV for the Scudder Funds and market information relating to the Scudder Funds, and have been damaged thereby.

47. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the Scudder Funds, by allowing the Doe Defendants to time the Scudder Funds.

48. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

49. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Scudder Funds, their control over, and/or receipt and/or modification of the Scudder Funds allegedly materially misleading misstatements and/or their

associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

50. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

51. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
<u>Fraud-On-The-Market Doctrine</u>

52. At all relevant times, the market for the Scudder Funds was an efficient market for the following reasons, among others:

(a) The Scudder Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the Scudder Funds filed periodic public reports with the SEC;

(c) The Scudder Funds regularly communicated with public investors <u>via</u> established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Scudder Funds were followed by several mutual fund analysts who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

53. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding the Scudder Funds from all publicly available sources and reflected such information in the Scudder Funds' NAV. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase of the Scudder Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

54. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

55. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

56. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Fund Registrants.

57. The Fund Registrants are the registrants for the Scudder Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

58. Plaintiff was provided with the Scudder-Dreman High Return Equity Fund Prospectus and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Scudder Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

59. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as

defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time its trading of the Scudder Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Scudder Funds; (c) that, contrary to the representations in the Prospectuses, the Scudder Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs; thereby reducing the Scudder Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of Scudder Funds' investors including plaintiff and other members of the Class.

60. At the time they purchased the Scudder Funds' shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST DEUTSCHE BANK, SCUDDER INVESTMENTS AND DB ADVISORS, AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

61. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

62. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and DB Advisors as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the actions of Deutsche Bank, Scudder Investments, and DB Advisors

63. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

64. Deutsche Bank, Scudder Investments, and DB Advisors are a "control person" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the Scudder Funds, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

65. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and DB Advisors are liable to plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

66. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Deutsche Bank, Scudder Investments, and DB Advisors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

67. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

68. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Scudder Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

69. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

70. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

71. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

72. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

73. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Scudder Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

74. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the Scudder Funds'

operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

75. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

76. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

COUNT FOUR
AGAINST DEUTSCHE BANK, SCUDDER INVESTMENTS, DB ADVISORS, AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

78. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank as a control person of Scudder Investments, DB Advisors, Fund Registrants, and the Scudder Funds; Scudder Investments as control person of DB Advisors, Fund Registrants, and the Scudder Funds; DB Advisors as control person of the Fund Registrants and the Scudder Funds; and the Fund Registrants as control person of the Scudder Funds.

79. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants.

80. Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants are controlling persons of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

81. In particular, Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

82. As set forth above, Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Deutsche Banks, Scudder Investments, DB Advisors, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

83. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

84. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

85. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

86. Here, defendants have made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)].

87. As such, Plaintiffs and other class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

88. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

89. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

90. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

91. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the Scudder Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

92. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing the Doe Defendants to engage in timing of the Scudder Funds named herein in return for substantial fees and other income.

93. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

94. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

95. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

96. Plaintiff and the Class placed their trust and confidence in defendants to manage the assets they invested in the Scudder Funds.

97. Plaintiff and the Class reasonably expected that the defendants would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the Scudder Funds' prospectuses.

98. The defendants aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the Scudder Funds' prospectuses for the benefit of the Scudder Funds and each of the other defendants.

99. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

100. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

101. The defendants aided and abetted by the other defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

102. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

103. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: January 26, 2004

Respectfully submitted,

CAULEY GELLER BOWMAN & RUDMAN, LLP

Samuel H. Rudman (SR-7957)
David A. Rosenfeld (DR-7564)
Mario Alba Jr. (MA-7240)
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiff

SERVICE LIST
SCUDDER INVESTMENTS

Counsel for Plaintiffs

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
David A. Rosenfeld
Mario Alba Jr.
200 Broadhollow Road, Suite 406
Melville, NY 11747

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

FRUCHTER & TWERSKY
Jack G. Fruchter
Mitchell M.Z. Twersky
One Pennsylvania Plaza, Suite 1910
New York, NY 10119

ABRAHAM & ASSOCIATES
Jeffrey S. Abraham
One Pennsylvania Plaza
New York, NY 10119

MILBERG WEISS BERSHAD HYNES &LERACH, LLP
Melvin I Weiss
Peter E. Seidman
Sharon M. Lee
Steven G. Schulman
One Pennsylvania Plaza
New York, NY 10119

Defendants

DEUTSCHE BANK
60 Wall Street
New York, NY10005

DEUTSCHE INVESTMENT MANAGEMENT
280 Park Avenue
New York, NY 10017.

DEUTSCHE INVESTMENT MANAGEMENT
345 Park Avenue
New York, NY 10154.

SCUDDER INVESTMENTS ("SCUDDER FUNDS")
222 South Riverside Plaza
Chicago, Illinois 60606.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MIKE ATASSI, Individually and on behalf of All Others Similarly Situated,	X	Civil Action No.
Plaintiff,	:	04 CV 00687
	:	CLASS ACTION COMPLAINT
vs.	:	
SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND,	: X	JURY TRIAL DEMANDED

SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUNDS, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGES DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH **[Captions continued on next page]**,

FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE

[Captions continued on next page]

TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS"), SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND/MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/ INTERNATIONAL FUND INC. SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER

[Captions continued on next page]

INVESTORS PORTFOLIO TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES/NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF, SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC., and JOHN DOES 1-100

Defendants.

Plaintiff alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.* the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to 'time" their mutual fund trade sin exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Mike Atassi, as set forth in the certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder 21st Century Growth Fund during the Class Period and has been damaged thereby.

8. Scudder 21st Century Growth Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units

that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc. and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment bank and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name of "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management was registered as an investment adviser under the Investment Advisers Act and acted as an investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, New York 10017.

11. Defendant Deutsche Investment Management was registered as an investment advisers under the Investment Advisers Act and acted as an investment advisor, along with

Deutsche Asset Management, Inc. to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is located at 345 Park Avenue, New York, New York 10154.

12. Defendants Deutsche Asset Management and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder registrants and the Scudder Funds are referred to collectively herein as the "Fund Defendants.

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefor the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at *2 a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time

can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that he Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed

Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statement regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledge that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectus similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other

> fund, ***particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Scudder Funds shares;

b. That, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. That, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies.

d. That the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charring a hedge fund ("Canary") with fraud in connection with the unlawful mutual practices alleged herein and exposing the fraudulent and

manipulative practices of the defendants with the particularity that had resulted from a full-scale confidential investigation. timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Canary engaged in the late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. IN the process, Canary became one of bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003, *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared the after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors
>
> **For such long term investors, rapid trading in and out of funds raises trading coss and lower returns; one study published this year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (Emphasis added.)

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office has subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media

statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds***. The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to be appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update: As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds - including trading by clients, employees an ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your funds' board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.

> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faci;tugsb.stanford.edu/zitzewitz/Research/arbitrage 1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds - like those made by Canary - are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased or otherwise acquired shares or like interests in any of the Scudder Funds between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws were violated by defendants' acts as alleged herein;

b. whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For For Violations of Section 11 of the Securities Act

46. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section

11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

49. Prior to purchasing units of the Scudder 21st Century Growth Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and the John Doe Defendants benefitted financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against the Deutsche Bank, Scudder Investments, and the Advisors as control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

54. This claim is brought pursuant to Section 15 of the Securities Act against the Deutsche Bank, Scudder Investments and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to

presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly or indirectly, had the power, and exercised the same, to cause Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Deutsche bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for the Scudder Funds was an efficient market for the following reasons, among others:

(a) The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

(c) Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such

securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

For Violations of Section 10(b) of the Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase Scudder Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act

and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about Scudder Funds' operations, as specified herein

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or

recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds); the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds)
For Violations of Section 20(a) of the Exchange Act

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against all Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of their employees. Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period

FOURTH CLAIM
For Violations of Section 205 of The Investment Advisers Act of 1940 Against the Advisors
[15 U.S.C. § 80b-6 and 15 U.S.C. §80b-15]

77. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act,

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engaged in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practices and courses of conduct was to enrich the Advisors, among other defendants at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and the members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors breaches of fiduciary duties including:

a. Increasing their profitability at plaintiff's and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. Placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action, appointing plaintiff as Lead Plaintiff and plaintiff's counsel as Lead Counsel for the Class and certifying plaintiff as a class representative under Rule 23(a) of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: January 29, 2004

Respectfully submitted,

STULL, STULL & BRODY

By______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Mike ATASSi ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **Scudder Family of Mutual Funds** during the class period specified in the complaint:

SECURITY (Name of Scudder Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
Scudder 21st	PURchase	3/8/00	38.05	65.703
Century Growth	Bought			
fund. SCTGX				

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below: Pilgrim Baxter + Associates, NTC

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 28 day of January, 2004.

Mike Atassi

Signature

Trading Day & Numbers			Trading Day & Numbers					DAILY TRANSACTIONS OF GAIN OR LOSSES						DAILY & MONTHLY CARRY OVER PROFIT OR LOSS		
SYMBOLS	DATE PLACED	# OF SHARES	BUY LIMIT	FILED PRICE	DATE FILLED	BUY COST	SELL LIMIT	FILLED PRICE	DATE SOLD		TOTAL PURCHASE	TOTAL SALE	GAIN LOSS	DAILY TOTAL PROFIT/LOSS	MONTH TOTAL PROFIT/LOSS	Cancel
FDSGX	2/9/00	126.6020	63.19	63.19	2/10/00	63.19	30.08	30.08	2/28/01	FI	$8,000.00	$3,808.19	-$4,191.81	-$4,191.81		
TYFOX	3/7/00	36.0650	138.64	138.64	3/8/00	138.64	90.59	90.59	11/24/00	FI	$5,000.00	$3,267.13	-$1,732.87	-$5,924.68		
IWWDX	3/8/00	185.1850	13.5	13.5	3/8/00	13.50	6.28	6.28	3/6/01	FI	$2,500.00	$1,162.96	-$1,337.04	-$7,261.72	IWIRX	name chan
JAGTX	3/7/00	121.1530	41.27	41.27	3/8/00	41.27	16.18	16.18	3/6/01	FI	$5,000.00	$1,960.26	-$3,039.74	-$10,301.46		
JAGLX	2/29/00	93.1100	26.85	26.85	3/1/00	26.85	20.59	20.59	11/28/00	FI	$2,500.00	$1,917.13	-$582.87	-$10,884.33		
JAOLX	2/9/00	172.5030	57.97	57.97	2/10/00	57.970	39.17	39.17	12/20/00	FI	$10,000.00	$6,756.94	-$3,243.06	-$14,127.39		
JAENX	2/9/00	69.2840	86.60	86.60	2/10/00	86.600	44.64	44.64	2/28/01	FI	$6,000.00	$3,092.84	-$2,907.16	-$17,034.55		
PBTCX	3/8/00	22.4900	111.16	111.16	3/8/00	111.161	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$19,534.55		
PBTCX	3/7/00	22.6860	110.15	110.15	3/7/00	110.152	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$22,034.55		
PBTCX	0	45.1860	0	0	0	110.654	26.48	26.48	3/7/01	FI	$0.00	$1,196.53	$1,196.53	-$20,838.02		
PLCPX	2/9/00	203.0970	39.39	39.39	2/10/00	39.390	21.32	21.32	2/28/01	FI	$8,000.00	$4,330.03	-$3,669.97	-$24,507.99		
RYOIX	3/1/00	61.0800	40.93	40.93	3/2/00	40.930	29.87	29.87	11/24/00	FI	$2,500.00	$1,824.46	-$675.54	-$25,183.53		
SCTGX	3/3/00	65.7030	38.05	38.05	3/8/00	38.050	18.92	18.92	3/6/01	FI	$2,500.00	$1,230.67	-$1,269.33	-$26,452.86		
WVCCX	2/8/00	195.8860	30.63	30.63	2/10/00	30.630	23.07	23.07	11/20/00	FI	$6,000.00	$4,519.09	-$1,480.91	-$27,933.77	Aquired by	
Suddenraik Century Growth Fund															Credit	Swiss
																X

Mike Atassi 858-5?A-7830

ORIGINAL

#1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

AARON WALKER and JENNIFER WALKER, On Behalf of Themselves and All Others Similarly Situated,	Civil Action No.:
Plaintiffs,	CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS
vs.	
SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER	JURY TRIAL DEMANDED 04 CV 01101

[Caption continues on next page]

PATHWAY MODERATE PORTFOLIO, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE ® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, :

[Caption continues on next page]

SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS"); SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, *SCUDDER CASH MANAGEMENT PORTFOLIO*, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER :

[Caption continues on next page]

U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

---x

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiffs and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiffs Aaron and Jennifer Walker, as set forth in their certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder Blue Chip Fund during the Class Period and has been damaged thereby.

8. Scudder Blue Chip Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with

Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiffs and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would

not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is

monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiffs and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiffs and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiffs and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be***

> ***a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a

full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly

> exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of***

> *funds.* The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

40. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder Blue Chip Fund, plaintiffs were provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiffs and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiffs and other members of the Class.

51. Plaintiffs and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiffs and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiffs and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and caused plaintiffs and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds) For Violations of Section 20(a) of the Exchange Act

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors
[15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiffs and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiffs and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiffs' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiffs and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

86. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiffs and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: February 10, 2004

Respectfully submitted,

MILBERG WEISS BERSHAD HYNES & LERACH, LLP

By ______________________
Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Sharon M. Lee (SL-5612)
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles Piven
The World Trade Center-Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202
Telephone: (410) 332-0030

Attorneys for Plaintiff

JUDGE

04 CV 1235

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

KAREN M. McKENNA, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND,	Civil Action No. **CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

[Caption continues on next page]

SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND,

Caption continues on next page]

SCUDDER PRESERVATIONPLUS INCOME
FUND, SCUDDER SHORT TERM BOND
FUND, SCUDDER SHORT DURATION FUND,
SCUDDER STRATEGIC INCOME FUND,
SCUDDER US GOVERNMENT SECURITIES
FUND, SCUDDER CALIFORNIA
TAX-FREE INCOME FUND, SCUDDER
MANAGED MUNICIPAL BOND FUND,
SCUDDER MASSACHUSETTS TAX-FREE
FUND, SCUDDER MUNICIPAL BOND FUND,
SCUDDER NEW YORK TAX-FREE INCOME
FUND, SCUDDER SHORT TERM MUNICIPAL
BOND FUND, SCUDDER EAFE ® EQUITY
INDEX FUND, SCUDDER EQUITY 500
INDEX FUND, SCUDDER S&P 500 STOCK
FUND, SCUDDER SELECT 500 FUND,
SCUDDER US BOND INDEX FUND,
SCUDDER CASH RESERVES FUND
(collectively known as "SCUDDER
FUNDS"), SCUDDER ADVISOR FUNDS,
SCUDDER ADVISOR FUNDS II, SCUDDER
ADVISOR FUNDS III, SCUDDER
AGGRESSIVE GROWTH FUND, SCUDDER
BLUE CHIP FUND, SCUDDER CALIFORNIA
TAX FREE TRUST, SCUDDER CASH
INVESTMENT TRUST, SCUDDER CASH
MANAGEMENT PORTFOLIO, SCUDDER
SECURITIES TRUST, SCUDDER DYNAMIC
GROWTH FUND, SCUDDER EQUITY 500
INDEX PORTFOLIO, VALUE EQUITY
TRUST, SCUDDER EQUITY TRUST/IL,
SCUDDER FLAG INVESTORS
COMMUNICATIONS FUND INC., SCUDDER
FLAG EQUITY PARTNERS FUND INC.,
SCUDDER FLAG INVESTORS VALUE
BUILDER FUND, INC., SCUDDER
FLOATING RATE FUND /MA/, SCUDDER
FOCUS VALUE PLUS GROWTH FUND,
SCUDDER MONEY MARKET TRUST,
SCUDDER FUNDS TRUST,
GLOBAL/INTERNATIONAL FUND INC.,
SCUDDER GNMA FUND, SCUDDER GROWTH
TRUST, SCUDDER HIGH INCOME SERIES,
SCUDDER INCOME TRUST, SCUDDER
INSTITUTIONAL FUNDS,

[Caption continues on next page]

SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (i.e., the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees

and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to explcit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder Global Fund, Scudder International Fund, Scudder Latin America Fund and Scudder Global Discovery Fund during the Class Period and has been damaged thereby.

8. The Scudder Global Fund, Scudder International Fund, Scudder Latin America Fund and Scudder Global Discovery Fund are mutual funds that are regulated under the Investment Company Act of 1940 and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name

herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period.

Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein

whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is

relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that 6 will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high- yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and- hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at

the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Scudder Global Fund, Scudder International Fund, Scudder Latin America Fund and Scudder Global Discovery Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent

trading by limiting the number of share exchanges a customer can engage in as limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders, for these or other reasons.

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a full-scale confidential investigation. The Spitzer Complaint alleged inter alia., with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided

> Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known, " but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after- hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> ***For such long -term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year***

> *estimated that such strategies cost long term investors $5 billion a year.*
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, *also hurts long-term shareholders because it* dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

As part of a review that is not yet complete, *Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds.* The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.

We have provided the preliminary results of this review to the appropriate regulators and the fund boards. (Emphasis added.)

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds - including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.

Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies. We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002.

> In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or

acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts: if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their

> funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Tsetses, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers. [Emphasis added.]

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 23, 1999 and January 13, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder Global Fund, Scudder International Fund, Scudder Latin America Fund and Scudder Global Discovery Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, i.e., they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefitted financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false

and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants
For Violations of Section 15 of the Securities Act

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. Te Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged

herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse

information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds) For Violations of Section 20(a) of the Exchange Act

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision- making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary

standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. § 80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of

the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 12, 2004

GAINEY & MCKENNA

Thomas J. McKenna (TJM 7109)
485 Fifth Avenue
3rd Floor
New York, New York 10017
Tel: (212) 983-1300
Fax: (212) 983-0383
Our File No. 100.013

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Karen M. McKenna ("Plaintiff") declare the following as to the claims asserted under the federal securities laws that:

Plaintiff reviewed the complaint filed in this matter and authorized the filing.

Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

Plaintiff's transactions in the security that is subject of this action during the Class Period are as follows:

No. of Shares	Stock Symbol	Buy/Sell	Date	Price Per Share
90.00	SCOBX	Buy	9-16-92	17.28
45.00	SCOBX	Buy	10-15-92	17.20
76.112	SCINX	Buy	9-16-92	34.26
25.00	SCINX	~~Buy~~ Sell	10-15-92	33.52
27.064	SCAFX	Buy	3-8-94	22.80
27.477	SCAFX	Buy	3-8-94	22.8.
58.311	SCAFX	Buy	2-20-96	18.89
61.387	SGSCX	Buy	3-25-94	16.29
25.277	SGSCX	Buy	3-30-94	15.92
6.337	SGSCX	Buy	4-6-94	15.78
59.677	SGSCX	Buy	2-20-96	17.87

Please list other transactions on a separate sheet of paper, if necessary.

Plaintiff has sought to serve as a class representative in the following cases within the last three years: NONE.

Plaintiff will not accept any payment serving as a representative party on behalf of the class beyond Plaintiff's *pro rata* share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 12th day of February, 2004

Karen M McKenna
Signature

Karen M McKenna
Print Name

291 Crestwood Ave
Address

Tuckahoe NY 10707
City, State, Zip

Phone

E-Mail

04 CV 1331 ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MIKE ATASSI, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER

[Caption continues on next page]

Civil Action No.:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED

RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE ® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS");

[Caption continues on next page]

SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER :

[Caption continues on next page]

VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

---x

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Mike Atassi, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder 21st Century Growth Fund during the Class Period and has been damaged thereby.

8. The Scudder 21st Century Growth Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with

Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

[illegible]

through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would

[illegible]

strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is

[illegible] statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
<u>Trading in Exchange for Fees and Other Remuneration</u>

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be***

> ***a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a

full-scale confidential investigation. The Spitzer Complaint alleged inter alia, with regard

to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly

> exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of***

> *funds.* The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder 21st Century Growth Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds)
For Violations of Section 20(a) of the Exchange Act

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

[illegible] the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

[illegible] advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 18, 2004

Respectfully submitted,

MILBERG WEISS BERSHAD HYNES & LERACH, LLP

By ______________________

Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Sharon M. Lee (SL-5612)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

SIEMION, HUCKABAY, BODARY, PADILLA, MORGANTI & BOWERMAN
Andrew J. Morganti
One Towne Square, Suite 1400
P.O. Box 5069
Southfield, MI 48086
(248) 357-1400

Attorneys for Plaintiff

[illegible]

I, Mike Atassi, hereby declare that:

1. I have reviewed the Scudder Complaint in this Action and have authorized the filing thereof.

2. I did not purchase or sell shares of the Scudder mutual funds, the subject of this Action, at the direction of my counsel or in hope to participate in any private action arising under the Securities Exchange Act of 1934.

3. I am willing to serve as a representative plaintiff on behalf of the class defined in the Complaint, including providing testimony at deposition and trial, if necessary.

4. I have engaged in the following transactions involving shares of the Scudder 21st Century Growth (SCTGX) mutual fund:

Date Purchased	Number of Shares	Price per Share	Cost Basis
March 8, 2000	65.70	38.05	$2,500
Date Sold	Number of Shares	Price per Share	
March 6, 2001	65.70	18.92	$1,230

5. During the last three years preceding the date of this Certification, I have sought to serve as a lead representative shareholder on behalf of a class in the following actions brought under the Securities Act of 1933 or the Securities Exchange Act of 1934:

6. I will not accept payment for serving as a representative shareholder on behalf of the class beyond my pro rata share of any recovery, except as ordered by the court.

7. Nothing herein shall be construed as a waiver of my attorney-client privilege.

I declare under penalty of law that the foregoing is true and correct.

Executed on the _17 day of February, 2004

Mike Atassi

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ALFRED DOIRON, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO; VALUE EQUITY TRUST; SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUNDS INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND/MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/ INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES/NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER PORTFOLIO TRUST, SCUDDER	CIVIL ACTION NO. **04 CV 01603** CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants.

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder

Funds" as defined below)[1] between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff

---

[1] Scudder 21st Century Growth Fund, Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder Capital Growth Fund, Scudder Dynamic Growth Fund, Scudder Flag Investors Communications Fund, Scudder Global Biotechnology Fund, Scudder Gold & Precious Metals Fund, Scudder Growth Fund, Scudder Health Care Fund, Scudder Large Company Growth Fund, Scudder Micro Cap Fund, Scudder mid Cap Fund, Scudder Small Cap Fund, Scudder Strategic Growth Fund, Scudder Technology Fund, Scudder Technology Innovation Fund, Scudder Top 50 Us Fund, Scudder Contrarian Fund, Scudder-Dreman Financial Services Fund, Scudder-Dreman High Return Equity Fund, Scudder-Dreman Small Cap Value Fund, Scudder Flag Investors Equity Partners Fund, Scudder Growth & Income Fund, Scudder Large Company Value Fund, Scudder-RREEF Real Estate Securities Fund, Scudder Small Company Stock Fund, Scudder Small Company Value Fund, Scudder Tax Advantaged Dividend Fund, Scudder FLAG Investors Value Builder Fund, Scudder Focus Value and Growth Fund, Scudder LifeCycle Mid Range Fund, Scudder LifeCycle Long Range Fund, Scudder LifeCycle Short Range Fund, Scudder Pathway Conservative Portfolio, Scudder Pathway Growth Portfolio, Scudder Pathway Moderate Portfolio, Scudder Retirement Fund Series V, Scudder Retirement Fund Series VI, Scudder Retirement Fund Series VII, Scudder Target 2010 Fund, Scudder Target 2011 Fund, Scudder Target 2012 Fund, Scudder Target 2013 Fund, Scudder Total Return Fund, Scudder Emerging Markets Growth Fund, Scudder Emerging Markets Income Fund, Scudder European Equity Fund, Scudder Global Fund, Scudder Global Bond Fund, Scudder GlobalDiscovery Fund, Scudder Greater Europe Growth Fund, Scudder International Fund, Scudder International Equity Fund, Scudder International Select Equity Fund, Scudder Japanese Equity Fund, Scudder Latin America Fund, Scudder New Europe Fund, Scudder Pacific Opportunities Fund, Scudder Worldwide 2004 Fund, Scudder Fixed Income Fund, Scudder High Income Plus Fund, Scudder High Income Fund, Scudder High Income Opportunity Fund, Scudder Income Fund, Scudder PreservationPlus Fund, Scudder PreservationPlus Income Fund, Scudder Short Term Bond Fund, Scudder Short Duration Fund, Scudder Strategic Income Fund, Scudder Us Government Securities Fund, Scudder California Tax-free Income Fund, Scudder Florida Tax-free Income Fund, Scudder High Yield Tax-free Fund, Scudder Intermediate Tax/AMT Free Fund, Scudder Managed Municipal Bond Fund, Scudder Massachusetts Tax-free Fund, Scudder Municipal Bond Fund, Scudder New York Tax-free Income Fund, Scudder Short Term Municipal Bond Fund, Scudder EAFE® Equity Index Fund, Scudder Equity 500 Index Fund, Scudder S&P 500 Stock Fund, Scudder Select 500 Fund, Scudder US Bond Index Fund, Scudder Cash Reserves Fund (collectively known as "Scudder Funds").

and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Al Doiron, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder-Dreman High-Return Equity Fund and has been damaged thereby.

8. Scudder-Dreman High Return Equity Fund, one of the Scudder Funds as defined above, is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. The Scudder Funds are not defendants in this action.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, New York 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, New York 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined above.

15. Deutsche Bank, the Advisors, Scudder Investments, and the Scudder Registrants are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to

rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds

(collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme : Secret Timed Trading in
Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Scudder-Dreman High-Return Equity Fund, plaintiff and each member of the Class were entitled to, and did receive, a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the April 1, 2003 Scudder Contrarian Fund, Scudder-Dreman High-Return Equity Fund, and Scudder-Dreman Small Cap Value Fund combined Prospectus represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in, stating:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales***. We may also reject or limit purchase orders, for these or other reasons.

29. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the

Scudder Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

30. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a full-scale confidential investigation. The Spitzer Complaint alleged inter alia, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

31. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known, " but he asserted that "the mutual- fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long -term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

32. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, The Wall Street Journal reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual- fund

shares could be widespread" and that the SEC, joining the investigation, plans to send letters to *mutual funds holding about 75% of assets under management in the U.S. to inquire about their* practices with respect to market-timing and fund-trading practices.

33. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds***. The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

34. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds -- including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies***. We are currently investigating the

> extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

35. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

36. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential

proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

37. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary – are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

38. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

45. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

46. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

47. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

48. Prior to purchasing units of the Scudder Dreman High Return Equity Fund and Scudder Technology Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

49. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed the ir trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, i.e., they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefitted financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

50. Plaintiff and the Class have sustained damages. The value of the Scudder Funds

shares decreased substantially subsequent to and due to defendants' violations.

51. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

52. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

53. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

54. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

55. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank,

Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

56. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

57. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

58. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others:

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

59. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

60. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

61. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or interests at

distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

62. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

63. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

64. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

65. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and

for the purpose and effect of concealing the truth.

66. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

67. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

68. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

69. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, and the Scudder Registrants); Scudder Investments (as a Control Person of the Advisors and the Scudder Registrants); and the Advisors (as a Control Person of the Scudder Registrants) For Violations of Section 20(a) of the Exchange Act

70. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

71. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments and the Scudder Registrants; Scudder Investments, as a control person of the Advisors and the Scudder Registrants; and the Advisors, as a control person of the Scudder Registrants.

72. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

73. Each of Deutsche Bank, Scudder Investments, and the Advisors, acted as a controlling person of the Scudder Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability

to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

74. In particular, each of Deutsche Bank, Scudder Investments, and the Advisors had direct and supervisory involvement in the operations of the Scudder Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

75. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, and the Advisors are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

77. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

78. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

79. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

80. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

81. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

82. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

83. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other

members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

84. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

85. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

86. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

87. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

88. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

89. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

90. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: February 25, 2004

Respectfully submitted,

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine A. Torell (CT-0905)
150 East 52nd Street
30th Floor
New York, New York 10022-6017
Telephone: (212) 838-7797
Facsimile: (212) 838-7745

Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
Marka A. Peterson
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Ave., N.W.
West Tower, Suite 500
Washington, D.C. 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, ALFRED J. DOIRON ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and wishes to join as a plaintiff.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transaction(s) in the Scudder Mutual Funds and the Scudder Family of Mutual Funds that are the subject of this action during the Class Period of 1/22/99 through 1/12/04 is/are as follows:

Security	# of shares	Transaction (buy/sell)	Date	Price Per Share
KDHBX	858.632	Buy	8-26-03	32.61
KDHBX	1.762	Buy	9.26-03	33.92
KDHBX	1.52	Buy	12-22-03	36.68

5. During the three years prior to the date of this Certificate, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws:

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 17 day of February, 2004.

Signed Alfred Doiron

04 CV 01603

CIVIL COVER SHEET

JS 44C/SDNY
REV. 1/97
WEB 12/02

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS	DEFENDANTS
ALFRED DOIRON, Individually and on Behalf of All Others Similarly Situated,	DEUTSCHE BANK, DEUTSCHE ASSET MANAGEMENT, INC., DEUTSCHE INVESTMENT MANAGEMENT, ET AL.
ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)	ATTORNEYS (IF KNOWN)
Catherine A. Torell (212) 838-7797 Cohen, Milstein, Hausfeld & Toll, P.L.L.C. 150 East 52nd Street, New York, NY 10022	Unknown

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)

Plaintiff seeks to pursue remedies under the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Has this or a similar case been previously filed in SDNY at any time? No___ Yes? [X] Judge Previously Assigned Castel

If yes, was this case Vol. ☐ Invol. ☐ Dismissed. No [X] Yes ☐ If yes, give date ____________ & Case No. ____________

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

CONTRACT

- [ ] 110 INSURANCE
- [ ] 120 MARINE
- [ ] 130 MILLER ACT
- [ ] 140 NEGOTIABLE INSTRUMENT
- [ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
- [ ] 151 MEDICARE ACT
- [ ] 152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
- [ ] 153 RECOVERY OF OVERPAYMENT OF VETERANS BENEFITS
- [ ] 160 STOCKHOLDERS SUITS
- [ ] 190 OTHER CONTRACT
- [ ] 195 CONTRACT PRODUCT LIABILITY

TORTS

PERSONAL INJURY

- [ ] 310 AIRPLANE
- [ ] 315 AIRPLANE PRODUCT LIABILITY
- [ ] 320 ASSAULT, LIBEL & SLANDER
- [ ] 330 FEDERAL EMPLOYERS' LIABILITY
- [ ] 340 MARINE
- [ ] 345 MARINE PRODUCT LIABILITY
- [ ] 350 MOTOR VEHICLE
- [ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
- [ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY

- [ ] 362 PERSONAL INJURY - MED MALPRACTICE
- [ ] 365 PERSONAL INJURY PRODUCT LIABILITY
- [ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

- [ ] 370 OTHER FRAUD
- [ ] 371 TRUTH IN LENDING
- [ ] 380 OTHER PERSONAL PROPERTY DAMAGE
- [ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

ACTIONS UNDER STATUTES

FORFEITURE/PENALTY

- [ ] 610 AGRICULTURE
- [ ] 620 FOOD & DRUG
- [ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
- [ ] 630 LIQUOR LAWS
- [ ] 640 RR & TRUCK
- [ ] 650 AIRLINE REGS
- [ ] 660 OCCUPATIONAL SAFETY/HEALTH
- [ ] 690 OTHER

LABOR

- [ ] 710 FAIR LABOR STANDARDS ACT
- [ ] 720 LABOR/MGMT RELATIONS
- [ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
- [ ] 740 RAILWAY LABOR ACT
- [ ] 790 OTHER LABOR LITIGATION
- [ ] 791 EMPL RET INC SECURITY ACT

BANKRUPTCY

- [ ] 422 APPEAL 28 USC 158
- [ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS

- [ ] 820 COPYRIGHTS
- [ ] 830 PATENT
- [ ] 840 TRADEMARK

SOCIAL SECURITY

- [ ] 861 HIA (1395ff)
- [ ] 862 BLACK LUNG (923)
- [ ] 863 DIWC (405(g))
- [ ] 863 DIWW (405(g))
- [ ] 864 SSID TITLE XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS

- [ ] 870 TAXES
- [ ] 871 IRS-THIRD PARTY 20 USC 7609

OTHER STATUTES

- [ ] 400 STATE REAPPORTIONMENT
- [ ] 410 ANTITRUST
- [ ] 430 BANKS & BANKING
- [ ] 450 COMMERCE/ICC RATES/ETC
- [ ] 460 DEPORTATION
- [ ] 470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
- [ ] 810 SELECTIVE SERVICE
- [X] 850 SECURITIES/ COMMODITIES/ EXCHANGE
- [ ] 875 CUSTOMER CHALLENGE 12 USC 3410
- [ ] 891 AGRICULTURE ACTS
- [ ] 892 ECONOMIC STABILIZATION ACT
- [ ] 893 ENVIRONMENTAL MATTERS
- [ ] 894 ENERGY ALLOCATION ACT
- [ ] 895 FREEDOM OF INFORMATION ACT
- [ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
- [ ] 950 CONSTITUTIONALITY OF STATE STATUTES
- [ ] 890 OTHER STATUTORY ACTIONS

ACTIONS UNDER STATUTES

REAL PROPERTY

- [ ] 210 LAND CONDEMNATION
- [ ] 220 FORECLOSURE
- [ ] 230 RENT LEASE & EJECTMENT
- [ ] 240 TORTS TO LAND
- [ ] 245 TORT PRODUCT LIABILITY
- [ ] 290 ALL OTHER REAL PROPERTY

CIVIL RIGHTS

- [ ] 441 VOTING
- [ ] 442 EMPLOYMENT
- [ ] 443 HOUSING ACCOMMODATIONS
- [ ] 444 WELFARE
- [ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS

- [ ] 510 MOTIONS TO VACATE SENTENCE 20 USC 2255
- [ ] 530 HABEAS CORPUS
- [ ] 535 DEATH PENALTY
- [ ] 540 MANDAMUS & OTHER
- [ ] 550 CIVIL RIGHTS
- [ ] 555 PRISON CONDITION

Check if demanded in complaint:

CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $__________ OTHER __________

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

JUDGE P.K. Castel DOCKET NUMBER 04cv0520

Check YES only if demanded in complaint
JURY DEMAND: [X] YES ☐ NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(SEE REVERSE)

DEFENDANTS' ADDRESSES

1. Deutsche Bank AG, 60 Wall Street, New York, New York 10005
2. Deutsche Asset Management, 280 Park Avenue, New York, New York 10017
3. Deutsche Investment Management, 345 Park Avenue, New York, New York 10154
4. Scudder Investments, 222 South Riverside Plaza, Chicago, Illinois 60606
5. Scudder Advisor Funds, 345 Park Avenue, New York, New York 10154
6. Scudder Advisor Funds II, 345 Park Avenue, New York, New York 10154
7. Scudder Advisor Funds III, 345 Park Avenue, New York, New York 10154
8. Scudder Aggressive Growth Fund, 345 Park Avenue, New York, New York 10154
9. Scudder Blue Chip Fund, 345 Park Avenue, New York, New York 10154
10. Scudder California Tax Free Trust, 345 Park Avenue, New York, New York 10154
11. Scudder Cash Investment Trust, 345 Park Avenue, New York, New York 10154
12. Scudder Cash Management Portfolio, 345 Park Avenue, New York, New York 10154
13. Scudder Securities Trust, 345 Park Avenue, New York, New York 10154
14. Scudder Dynamic Growth Fund, 345 Park Avenue, New York, New York 10154
15. Scudder Equity 500 Index Portfolio, 345 Park Avenue, New York, New York 10154
16. Value Equity Trust, 345 Park Avenue, New York, New York 10154
17. Scudder Equity Trust/II, 345 Park Avenue, New York, New York 10154
18. Scudder Flag Investors Communications Funds Inc., 345 Park Avenue, New York, New York 10154
19. Scudder Flag Investors Value Builder Fund, Inc., 345 Park Avenue, New York, New York 10154
20. Scudder Floating Rate Fund/MA/, 345 Park Avenue, New York, New York 10154

21. Scudder Focus Value plus Growth Fund, 345 Park Avenue, New York, New York 10154

22. Scudder Money Market Trust, 345 Park Avenue, New York, New York 10154

23. Scudder Funds Trust, 345 Park Avenue, New York, New York 10154

24. Global/International Fund Inc., 345 Park Avenue, New York, New York 10154

25. Scudder GNMA Fund, 345 Park Avenue, New York, New York 10154

26. Scudder Growth Trust, 345 Park Avenue, New York, New York 10154

27. Scudder High Income Series, 345 Park Avenue, New York, New York 10154

28. Scudder Income Trust, 345 Park Avenue, New York, New York 10154

29. Scudder Institutional Funds, 345 Park Avenue, New York, New York 10154

30. Scudder International Funds Inc., 345 Park Avenue, New York, New York 10154

31. Scudder International Research Fund Inc., 345 Park Avenue, New York, New York 10154

32. Scudder Investment Portfolios, 345 Park Avenue, New York, New York 10154

33. Investment Trust, 345 Park Avenue, New York, New York 10154

34. Scudder Investments VIT Funds, 345 Park Avenue, New York, New York 10154

35. Scudder Investors Funds Inc., 345 Park Avenue, New York, New York 10154

36. Scudder Investors Portfolios Trust, 345 Park Avenue, New York, New York 10154

37. Scudder Investors Trust, 345 Park Avenue, New York, New York 10154

38. Scudder Mg Investments Trust, 345 Park Avenue, New York, New York 10154

39. Scudder Money Funds, 345 Park Avenue, New York, New York 10154

40. Scudder Municipal Trust, 345 Park Avenue, New York, New York 10154

41. Scudder Mutual Funds Inc., 345 Park Avenue, New York, New York 10154

42. Scudder Pathway Series/New/, 345 Park Avenue, New York, New York 10154

43. Scudder Portfolio Trust, 345 Park Avenue, New York, New York 10154

44. Scudder Portfolios, 345 Park Avenue, New York, New York 10154

45 Scudder Portfolio Trust, 345 Park Avenue, New York, New York 10154

46. Scudder Portfolios, 345 Park Avenue, New York, New York 10154

47. Scudder RREEF Securities Trust, 345 Park Avenue, New York, New York 10154

48. Scudder State Tax Free Trust, 345 Park Avenue, New York, New York 10154

49. Scudder State Tax-free Income Series, 345 Park Avenue, New York, New York 10154

50. Scudder Strategic Income Fund, 345 Park Avenue, New York, New York 10154

51. Scudder Target Fund, 345 Park Avenue, New York, New York 10154

52. Scudder Tax Free Money Fund, 345 Park Avenue, New York, New York 10154

53. Scudder Tax Free Trust, 345 Park Avenue, New York, New York 10154

54. Scudder Technology Fund, 345 Park Avenue, New York, New York 10154

55. Scudder Total Return Fund, 345 Park Avenue, New York, New York 10154

56. Scudder Treasury Money Portfolio, 345 Park Avenue, New York, New York 10154

57. Scudder U.S. Government Securities Fund, 345 Park Avenue, New York, New York 10154

58. Scudder U.S. Treasury Money Fund, 345 Park Avenue, New York, New York 10154

59. Scudder Value Series Inc., 345 Park Avenue, New York, New York 10154

60. Scudder Yieldwise Funds, 345 Park Avenue, New York, New York 10154

04 CV . 1604

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JIMMY CHIN, On Behalf of Himself and All Others Similarly Situated, Plaintiffs,	Civil Action No.:
vs.	CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS
SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER	JURY TRIAL DEMANDED

[Caption continues on next page]

2/25/04 $150-

PATHWAY MODERATE PORTFOLIO, SCUDDER :
RETIREMENT FUND SERIES V, SCUDDER :
RETIREMENT FUND SERIES VI, SCUDDER :
RETIREMENT FUND SERIES VII, SCUDDER :
TARGET 2010 FUND, SCUDDER TARGET 2011 :
FUND, SCUDDER TARGET 2012 FUND, SCUDDER :
TARGET 2013 FUND, SCUDDER TOTAL RETURN :
FUND, SCUDDER EMERGING MARKETS :
GROWTH FUND, SCUDDER EMERGING :
MARKETS INCOME FUND, SCUDDER EUROPEAN :
EQUITY FUND, SCUDDER GLOBAL FUND, :
SCUDDER GLOBAL BOND FUND, SCUDDER :
GLOBAL DISCOVERY FUND, SCUDDER :
GREATER EUROPE GROWTH FUND, SCUDDER :
INTERNATIONAL FUND, SCUDDER :
INTERNATIONAL EQUITY FUND, SCUDDER :
INTERNATIONAL SELECT EQUITY FUND, :
SCUDDER JAPANESE EQUITY FUND, SCUDDER :
LATIN AMERICA FUND, SCUDDER NEW EUROPE :
FUND, SCUDDER PACIFIC OPPORTUNITIES :
FUND, SCUDDER WORLDWIDE 2004 FUND, :
SCUDDER FIXED INCOME FUND, SCUDDER :
HIGH INCOME PLUS FUND, SCUDDER HIGH :
INCOME FUND, SCUDDER HIGH INCOME :
OPPORTUNITY FUND, SCUDDER INCOME FUND, :
SCUDDER PRESERVATIONPLUS FUND, :
SCUDDER PRESERVATIONPLUS INCOME FUND, :
SCUDDER SHORT TERM BOND FUND, SCUDDER :
SHORT DURATION FUND, SCUDDER STRATEGIC :
INCOME FUND, SCUDDER US GOVERNMENT :
SECURITIES FUND, SCUDDER CALIFORNIA :
TAX-FREE INCOME FUND, SCUDDER FLORIDA :
TAX-FREE INCOME FUND, SCUDDER HIGH :
YIELD TAX-FREE FUND, SCUDDER :
INTERMEDIATE TAX/AMT FREE FUND, :
SCUDDER MANAGED MUNICIPAL BOND FUND, :
SCUDDER MASSACHUSETTS TAX-FREE FUND, :
SCUDDER MUNICIPAL BOND FUND, SCUDDER :
NEW YORK TAX-FREE INCOME FUND, :
SCUDDER SHORT TERM MUNICIPAL BOND :
FUND, SCUDDER EAFE ® EQUITY INDEX FUND, :
SCUDDER EQUITY 500 INDEX FUND, SCUDDER :
S&P 500 STOCK FUND, SCUDDER SELECT 500 :
FUND, SCUDDER US BOND INDEX FUND, :

[Caption continues on next page]

SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS"); SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER :

[Caption continues on next page]

U.S. TREASURY MONEY FUND, SCUDDER VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiffs and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Jimmy Chin, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder Technology Innovation Fund and Capital Growth Fund during the Class Period and has been damaged thereby.

8. Scudder Technology Innovation, and Capital Growth Funds are mutual funds that are regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with

Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiffs and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would

not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is

monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiffs and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiffs and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiffs and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of freqnent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be***

> ***a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

<u>THE SCHEME BEGINS TO BE REVEALED</u>

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a

full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly

> exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of***

> *funds.* The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary – are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

40. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder Blue Chip Fund, plaintiffs were provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiffs and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiffs and other members of the Class.

51. Plaintiffs and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors
as Control Persons of the Scudder Registrants
For Violations of Section 15 of the Securities Act

53. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiffs and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiffs and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and caused plaintiffs and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds)
For Violations of Section 20(a) of the Exchange Act

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors
[15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiffs and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiffs and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiffs' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiffs and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

86. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiffs and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: February 25, 2004

Respectfully submitted,

LAW OFFICES OF MARC S. HENZEL

Marc S. Henzel, Esq (MH-9273)
335 Central Ave.
Lawrence, NY 11559
Phone: (516) 374-0707
Fax: (516) 295-3473

LAW OFFICES OF MARC S. HENZEL
Marc S. Henzel
273 Montgomery Avenue, Suite 202
Bala Cynwyd, PA 19004
Phone: (610) 660-8000
Fax: (610) 660-8080

Attorney for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Jimmy K. V. Chin ('' plaintiff '') declares, as to the claims asserted under the Federal Securities Laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel and is willing to serve as a lead or named plaintiff in the Action on the basis of the allegations in that complaint or a substantively similar complaint or amended complaint to be filed. Plaintiff retains the Law Offices of Marc S. Henzel and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the Security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the Federal Securities Laws.

3. Plaintiff is willing to serve as a lead or representative party, either individually or as part of a group on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff has made the following transactions during the Class Period in the stock of Scudder Family of Funds that are subject of this action:

DATE	BUY OR SALE	AMOUNT OF SHARES	PRICE PER SHARE
See attached	Page A.		

5. In the past three years, plaintiff has not sought to serve as a representative party on behalf of a class except for PSi Technology. (PSIT).

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

7. I declare under penalty of perjury that the foregoing Is true and correct. Executed this 16th day of FEBRUARY 2004.

[signature]
Signature

Page A

SCUDDER FUNDS – ALL ARE IN CLASS S

DATE		BUY OR SALE & FUNDS' NAMES	AMOUNT OF SHARES	PRICE PER SHARE	TOTAL PRICE
10/07/99		SALE EMERGING MARKETS GROWTH (SEMGX)	377.901	$11.70	$4,375
10/07/99		SALE FINANCIAL SERVICES (SCFSX)	842.256	$12.84	$10,815
3/07/00		SALE CLASSIC GROWTH (SCCGX) THIS BECAME CAPITAL GROWTH (SCGCX) on 06/22/01	216.622	$25.17	$5,452
3/07/00		SALE MICROCAP (SCMCX)	436.061	$15.71	$6,851
3/07/00		BUY TECHNOLOGY INNOVATION (SCUTX)	212.192	$57.98	$12,303
6/22/01	*	BUY CAPITAL GROWTH (SCGCX)	89.426	$50.11	$4,481
6/22/01	*	SALE CLASSIC GROWTH (SCCGX)	230.925	$19.40	$4,481

* ATTN: SCUDDER DOES NOT RECOGNIZE THIS AS A TAXABLE TRADE, BUT RATHER, A MERGER WHEN CLASSIC GROWTH (SCCGX) WAS DISSOLVED AND EXCHANGED TO CAPITAL GROWTH (SCGCX) ON 6/22/01.

[signature]
Jimmy K. V. Chin.

ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PAUL CHORNE, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH FUND, SCUDDER LIFECYCLE MID RANGE FUND, SCUDDER LIFECYCLE LONG RANGE FUND, SCUDDER LIFECYCLE SHORT RANGE FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER	04 CV 02119 Civil Action No.: CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

[Caption continues on next page]

RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TOTAL RETURN FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER GLOBAL FUND, SCUDDER GLOBAL BOND FUND, SCUDDER GLOBAL DISCOVERY FUND, SCUDDER GREATER EUROPE GROWTH FUND, SCUDDER INTERNATIONAL FUND, SCUDDER INTERNATIONAL EQUITY FUND, SCUDDER INTERNATIONAL SELECT EQUITY FUND, SCUDDER JAPANESE EQUITY FUND, SCUDDER LATIN AMERICA FUND, SCUDDER NEW EUROPE FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER FIXED INCOME FUND, SCUDDER HIGH INCOME PLUS FUND, SCUDDER HIGH INCOME FUND, SCUDDER HIGH INCOME OPPORTUNITY FUND, SCUDDER INCOME FUND, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT DURATION FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER FLORIDA TAX-FREE INCOME FUND, SCUDDER HIGH YIELD TAX-FREE FUND, SCUDDER INTERMEDIATE TAX/AMT FREE FUND, SCUDDER MANAGED MUNICIPAL BOND FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER EAFE ® EQUITY INDEX FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER US BOND INDEX FUND, SCUDDER CASH RESERVES FUND (collectively known as "SCUDDER FUNDS");

[Caption continues on next page]

SCUDDER ADVISOR FUNDS, SCUDDER ADVISOR FUNDS II, SCUDDER ADVISOR FUNDS III, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX FREE TRUST, SCUDDER CASH INVESTMENT TRUST, SCUDDER CASH MANAGEMENT PORTFOLIO, SCUDDER SECURITIES TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EQUITY 500 INDEX PORTFOLIO, VALUE EQUITY TRUST, SCUDDER EQUITY TRUST/IL, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND INC., SCUDDER FLAG EQUITY PARTNERS FUND INC., SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC., SCUDDER FLOATING RATE FUND /MA/, SCUDDER FOCUS VALUE PLUS GROWTH FUND, SCUDDER MONEY MARKET TRUST, SCUDDER FUNDS TRUST, GLOBAL/INTERNATIONAL FUND INC., SCUDDER GNMA FUND, SCUDDER GROWTH TRUST, SCUDDER HIGH INCOME SERIES, SCUDDER INCOME TRUST, SCUDDER INSTITUTIONAL FUNDS, SCUDDER INTERNATIONAL FUNDS INC., SCUDDER INTERNATIONAL RESEARCH FUND INC., SCUDDER INVESTMENT PORTFOLIOS, INVESTMENT TRUST, SCUDDER INVESTMENTS VIT FUNDS, SCUDDER INVESTORS FUNDS INC., SCUDDER INVESTORS PORTFOLIOS TRUST, SCUDDER INVESTORS TRUST, SCUDDER MG INVESTMENTS TRUST, SCUDDER MONEY FUNDS, SCUDDER MUNICIPAL TRUST, SCUDDER MUTUAL FUNDS INC., SCUDDER PATHWAY SERIES /NEW/, SCUDDER PORTFOLIO TRUST, SCUDDER PORTFOLIOS, SCUDDER RREEF SECURITIES TRUST, SCUDDER STATE TAX FREE TRUST, SCUDDER STATE TAX-FREE INCOME SERIES, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET FUND, SCUDDER TAX FREE MONEY FUND, SCUDDER TAX FREE TRUST, SCUDDER TECHNOLOGY FUND, SCUDDER TOTAL RETURN FUND, SCUDDER TREASURY MONEY PORTFOLIO, SCUDDER U.S. GOVERNMENT SECURITIES FUND, SCUDDER U.S. TREASURY MONEY FUND, SCUDDER :

[Caption continues on next page]

VALUE SERIES INC., SCUDDER YIELDWISE FUNDS (collectively known as "SCUDDER REGISTRANTS"); DEUTSCHE BANK AG; SCUDDER INVESTMENTS; DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.; DEUTSCHE ASSET MANAGEMENT, INC.; and JOHN DOES 1-100,

Defendants

---x

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.*, the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment

of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Paul Chorne, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder High income Fund during the Class Period and has been damaged thereby.

8. The Scudder High income Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with

Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

11. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

12. Defendants Deutsche Asset Management, Inc. and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would

not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is

monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectuses similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, ***particularly when there appears to be***

> ***a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a

full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly

exploit market swings in ways that harm ordinary long-term investors."

For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.

The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of***

> *funds.* The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to the appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary – are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Scudder Funds, between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For Violations of Section 11 Of The Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

49. Prior to purchasing units of the Scudder High income Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Deutsche Bank, Scudder Investments, and the Advisors as Control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

54. This Claim is brought pursuant to Section 15 of the Securities Act against Deutsche Bank, Scudder Investments, and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the

Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Deutsche Bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for Scudder Funds was an efficient market for the following reasons, among others

a. The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

c. Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services

and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Scudder Funds shares or

interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Scudder Funds' operations, as specified herein.

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds), the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds) For Violations of Section 20(a) of the Exchange Act

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic

involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors, and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Scudder Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

77. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 17, 2004

Respectfully submitted,

MILBERG WEISS BERSHAD HYNES & LERACH, LLP

By ______________________
Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Sharon M. Lee (SL-5612)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

LAW OFFICES OF CURTIS V. TRINKO, LLP
Curtis V. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036
(212) 490-9550

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, PAUL CHORNE, hereby certify as follows:

1. I have reviewed the complaint filed in the action entitled Aaron Walker, et ano. vs. Scudder 21st Century Growth Fund, et al., pending in the United States District Court for the Southern District of New York, concerning the Scudder Family of Mutual Funds, brought under the federal securities laws, and have authorized the filing of such an action on my behalf and/or my inclusion in an amended complaint in this action.

2. Plaintiff did not purchase, or otherwise acquire, the securities of the Scudder Family of Mutual Funds that are the subject of this action, at the direction of plaintiff's counsel, or in order to participate in any private action arising under the federal securities laws.

3. I am willing to serve as a representative party on behalf of the class, and will provide testimony at a deposition and/or at trial, if necessary.

4. Plaintiff's transactions in the securities that are the subject of this litigation during the class period set forth in the complaint are, as follows:

a). Plaintiff purchased 974.659 shares of the Scudder High Income Fund on April 30, 2003 at $ 5.129 per share;

b). Plaintiff still holds the aforesaid shares.

5. During the three years prior to the date hereof, plaintiff has not filed an action in which he has sought to serve, or has served, as a representative party for a class in any action filed under the federal securities laws, except:

a). In re Janus Mutual Fund Investment Litigation, MDL Docket No. 1576, now pending before the Judicial Panel On Multi-District Litigation.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond his pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalties of perjury that the foregoing is true and correct to the best of my knowledge and belief. Executed this ____day of February, 2004 at Baldwin, New York.

PAUL CHORNE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ORIGINAL

ROBERT J. MOCOCK, Individually and on behalf of All Others Similarly Situated,	X	Civil Action No.
Plaintiff,	:	CLASS ACTION COMPLAINT
vs.	:	
SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CAPITAL GROWTH TRUST, SCUDDER DYNAMIC GROWTH FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER GLOBAL BIOTECHNOLOGY FUND, SCUDDER GOLD & PRECIOUS METALS FUND, SCUDDER GROWTH FUND, SCUDDER HEALTH CARE FUND, SCUDDER LARGE COMPANY GROWTH FUNDS, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER SMALL CAP FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER CONTRARIAN FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER GROWTH & INCOME FUND, SCUDDER LARGE COMPANY VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER TAX ADVANTAGES DIVIDEND FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, SCUDDER FOCUS VALUE AND GROWTH	:	JURY TRIAL DEMANDED 04 CV 2170

[Captions continued on next page],

FUND, SCUDDER LIFECYCLE MID RANGE :
FUND, SCUDDER LIFECYCLE LONG RANGE :
FUND, SCUDDER LIFECYCLE SHORT :
RANGE FUND, SCUDDER PATHWAY :
CONSERVATIVE PORTFOLIO, SCUDDER :
PATHWAY GROWTH PORTFOLIO, SCUDDER :
PATHWAY MODERATE PORTFOLIO, :
SCUDDER RETIREMENT FUND SERIES V, :
SCUDDER RETIREMENT FUND SERIES VI, :
SCUDDER RETIREMENT FUND SERIES VII, :
SCUDDER TARGET 2010 FUND, SCUDDER :
TARGET 2011 FUND, SCUDDER TARGET 2012 :
FUND, SCUDDER TARGET 2013 FUND, :
SCUDDER TOTAL RETURN FUND, SCUDDER :
EMERGING MARKETS GROWTH FUND, :
SCUDDER EMERGING MARKETS INCOME :
FUND, SCUDDER EUROPEAN EQUITY FUND, :
SCUDDER GLOBAL FUND, SCUDDER GLOBAL :
BOND FUND, SCUDDER GLOBAL DISCOVERY :
FUND, SCUDDER GREATER EUROPE :
GROWTH FUND, SCUDDER INTERNATIONAL :
FUND, SCUDDER INTERNATIONAL EQUITY :
FUND, SCUDDER INTERNATIONAL SELECT :
EQUITY FUND, SCUDDER JAPANESE EQUITY :
FUND, SCUDDER LATIN AMERICA FUND, :
SCUDDER NEW EUROPE FUND, SCUDDER :
PACIFIC OPPORTUNITIES FUND, SCUDDER :
WORLDWIDE 2004 FUND, SCUDDER FIXED :
INCOME FUND, SCUDDER HIGH INCOME :
PLUS FUND, SCUDDER HIGH INCOME FUND, :
SCUDDER HIGH INCOME OPPORTUNITY :
FUND, SCUDDER INCOME FUND, SCUDDER :
PRESERVATIONPLUS FUND, SCUDDER :
PRESERVATIONPLUS INCOME FUND, :
SCUDDER SHORT TERM BOND FUND, :
SCUDDER SHORT DURATION FUND, :
SCUDDER STRATEGIC INCOME FUND, :
SCUDDER US GOVERNMENT SECURITIES :
FUND, SCUDDER CALIFORNIA TAX-FREE :
INCOME FUND, SCUDDER FLORIDA TAX- :
FREE INCOME FUND, SCUDDER HIGH YIELD :
TAX-FREE FUND, SCUDDER INTERMEDIATE :
[Captions continued on next page] :

TAX/AMT FREE FUND, SCUDDER MANAGED :
MUNICIPAL BOND FUND, SCUDDER :
MASSACHUSETTS TAX-FREE FUND, :
SCUDDER MUNICIPAL BOND FUND, :
SCUDDER NEW YORK TAX-FREE INCOME :
FUND, SCUDDER SHORT TERM MUNICIPAL :
BOND FUND, SCUDDER EAFE® EQUITY :
INDEX FUND, SCUDDER EQUITY 500 INDEX :
FUND, SCUDDER S&P 500 STOCK FUND, :
SCUDDER SELECT 500 FUND, SCUDDER US :
BOND INDEX FUND, SCUDDER CASH :
RESERVES FUND (collectively known as :
"SCUDDER FUNDS"), SCUDDER ADVISOR :
FUNDS, SCUDDER ADVISOR FUNDS II, :
SCUDDER ADVISOR FUNDS III, SCUDDER :
AGGRESSIVE GROWTH FUND, SCUDDER :
BLUE CHIP FUND, SCUDDER CALIFORNIA :
TAX FREE TRUST, SCUDDER CASH :
INVESTMENT TRUST, SCUDDER CASH :
MANAGEMENT PORTFOLIO, SCUDDER :
SECURITIES TRUST, SCUDDER DYNAMIC :
GROWTH FUND, SCUDDER EQUITY 500 :
INDEX PORTFOLIO, VALUE EQUITY TRUST, :
SCUDDER EQUITY TRUST/IL, SCUDDER FLAG :
INVESTORS COMMUNICATIONS FUND INC., :
SCUDDER FLAG EQUITY PARTNERS FUND :
INC., SCUDDER FLAG INVESTORS VALUE :
BUILDER FUND, INC., SCUDDER FLOATING :
RATE FUND/MA/, SCUDDER FOCUS VALUE :
PLUS GROWTH FUND, SCUDDER MONEY :
MARKET TRUST, SCUDDER FUNDS TRUST, :
GLOBAL/ INTERNATIONAL FUND INC. :
SCUDDER GNMA FUND, SCUDDER GROWTH :
TRUST, SCUDDER HIGH INCOME SERIES, :
SCUDDER INCOME TRUST, SCUDDER :
INSTITUTIONAL FUNDS, SCUDDER :
INTERNATIONAL FUNDS INC., SCUDDER :
INTERNATIONAL RESEARCH FUND INC., :
SCUDDER INVESTMENT PORTFOLIOS, :
INVESTMENT TRUST, SCUDDER :
INVESTMENTS VIT FUNDS, SCUDDER :
INVESTORS FUNDS INC., SCUDDER :
[Captions continued on next page] :

INVESTORS PORTFOLIO TRUST, SCUDDER :
INVESTORS TRUST, SCUDDER MG :
INVESTMENTS TRUST, SCUDDER MONEY :
FUNDS, SCUDDER MUNICIPAL TRUST, :
SCUDDER MUTUAL FUNDS INC., SCUDDER :
PATHWAY SERIES/NEW/, SCUDDER :
PORTFOLIO TRUST, SCUDDER PORTFOLIOS, :
SCUDDER RREEF, SECURITIES TRUST, :
SCUDDER STATE TAX FREE TRUST, :
SCUDDER STATE TAX FREE TRUST, :
SCUDDER STATE TAX-FREE INCOME SERIES, :
SCUDDER STRATEGIC INCOME FUND, :
SCUDDER TARGET FUND, SCUDDER TAX :
FREE MONEY FUND, SCUDDER :
TECHNOLOGY FUND, SCUDDER TOTAL :
RETURN FUND, SCUDDER TREASURY :
MONEY PORTFOLIO, SCUDDER U.S. :
GOVERNMENT SECURITIES FUND, SCUDDER :
U.S. TREASURY MONEY FUND, SCUDDER :
VALUE SERIES INC., SCUDDER YIELDWISE :
FUNDS (collectively known as "SCUDDER :
REGISTRANTS"); DEUTSCHE BANK AG; :
SCUDDER INVESTMENTS; DEUTSCHE :
INVESTMENT MANAGEMENT AMERICAS :
INC.; DEUTSCHE ASSET MANAGEMENT, INC., :
and JOHN DOES 1-100 :
:
:
Defendants. :
X

Plaintiff alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Scudder Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Scudder Funds family of funds (*i.e.* the "Scudder Funds" as defined in the caption above) between January 22, 1999 and January 12, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to 'time" their mutual fund trade sin exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Many of the Defendants maintain their principal place of business within this District. Defendants Deutsche Bank AG, Deutsche Asset Management, Inc., and Deutsche Investment Management Americas Inc. maintain their United States corporate headquarters in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Robert J. Mocock, as set forth in the certification, which is attached hereto and incorporated by reference herein, purchased units of the Scudder Technology Fund during the Class Period and has been damaged thereby.

8. The Scudder Technology Fund is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units

that are subject to the misconduct alleged in this complaint. The Scudder Funds are managed by defendants Scudder Investments, Deutsche Asset Management, Inc. and Deutsche Investment Management Americas Inc.

9. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment bank and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein, and conducts its asset management activities in the United States under the marketing name of "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

10. Defendant Deutsche Asset Management was registered as an investment adviser under the Investment Advisers Act and acted as an investment advisor, along with Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), to the Scudder Funds during this period. Deutsche Asset Management, along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, New York 10017.

11. Defendant Deutsche Investment Management was registered as an investment advisers under the Investment Advisers Act and acted as an investment advisor, along with

Deutsche Asset Management, Inc. to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is located at 345 Park Avenue, New York, New York 10154.

12. Defendants Deutsche Asset Management and Deutsche Investment Management are collectively referred to herein as the "Advisors."

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendants Scudder Registrants, as defined in the above caption, are the registrants and issuers of the shares of the Scudder Funds, as defined in the above caption.

15. Deutsche Bank, the Advisors, Scudder Investments, the Scudder registrants and the Scudder Funds are referred to collectively herein as the "Fund Defendants.

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Scudder Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

17. Mutual funds, including the Scudder Funds, are meant to be long-term investments and are therefor the favored savings vehicles for many Americans' retirement and college funds.

18. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at *2 a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at *4 p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

19. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Scudder Funds' underlying securities may not have traded for hours before the New York closing time

can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

21. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

22. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Scudder Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that he Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Scudder Funds shares.

Defendants' Fraudulent Scheme: Secret Timed

Trading in Exchange for Fees and Other Remuneration

23. Unknown to investors, from at least as early as January 22, 1999 and until January 12, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

24. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Scudder Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Scudder Funds that were measured as a percentage of the fees under management.

25. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Scudder Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Scudder Funds' management and the fees paid to Scudder Funds' managers.

26. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

27. Plaintiff and each of the Class members purchased shares or other ownership units in Scudder Funds pursuant to a Prospectus. Prior to investing in any of the Scudder Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statement regarding the Scudder Funds' policies on timed trading.

28. The Prospectuses falsely stated that the Scudder Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Scudder International Equity Fund and Scudder International Select Equity Fund Prospectuses acknowledge that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.

29. The Prospectus similarly represented that the Scudder Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other

> fund, ***particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales.*** We may also reject or limit purchase orders, for these or other reasons. [Emphasis added.]

30. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Scudder Funds shares;

b. That, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Scudder Funds shares;

c. That, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Scudder Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Scudder Funds' stated policies.

d. That the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds and/or increased the Scudder Funds' costs and thereby reduced the Scudder Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

31. On September 3, 2003, New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charring a hedge fund ("Canary") with fraud in connection with the unlawful mutual practices alleged herein and exposing the fraudulent and

manipulative practices of the defendants with the particularity that had resulted from a full-scale confidential investigation. timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Canary engaged in the late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. IN the process, Canary became one of bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

32. On September 4, 2003, *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared the after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

"The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."

In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors

For such long term investors, rapid trading in and out of funds raises trading coss and lower returns; one study published this year estimated that such strategies cost long-term investors $5 billion a year.

The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (Emphasis added.)

33. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office has subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until January 12, 2004 when Deutsche Asset Management issued a media

statement revealing that it had identified market timing arrangements with an investment advisory fund in Scudder Funds. In the media statement, Deutsche Asset Management stated as follows:

> As part of a review that is not yet complete, ***Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds.*** The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary results of this review to be appropriate regulators and the fund boards. [Emphasis added.]

35. On the same day, the Fund Defendants filed with the SEC prospectus supplements for various funds, including the Scudder European Equity Fund, Scudder International Equity Fund, and Scudder International Select Equity Funds, disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update: As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds - including trading by clients, employees an ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> ***Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.*** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your funds' board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.

> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. [Emphasis added.]

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Scudder Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Scudder Funds shares during the Class period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Scudder Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Scudder Funds, their control over, and/or receipt and/or modification of Scudder Funds' allegedly materially misleading misstatements and/or their associations with the Scudder Funds which made them privy to confidential proprietary information concerning the Scudder Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faci;tugsb.stanford.edu/zitzewitz/Research/arbitrage 1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds - like those made by Canary - are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

39. The John Doe defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased or otherwise acquired shares or like interests in any of the Scudder Funds between January 22, 1999 and January 12, 2004, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Scudder Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws were violated by defendants' acts as alleged herein;

b. whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Scudder Funds and the Fund Defendants; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Scudder Registrants For
For Violations of Section 11 of the Securities Act

46. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

47. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Scudder Registrants.

48. The Scudder Registrants are the registrants for one or more of the Scudder Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section

11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

49. Prior to purchasing units of the Scudder Technology Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Scudder Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Scudder Funds traceable to the false and misleading Prospectuses.

50. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Scudder Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Scudder Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Scudder Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Scudder Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Scudder Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and the John Doe Defendants benefitted financially at the expense of the Scudder Funds investors including plaintiff and other members of the Class.

51. Plaintiff and the Class have sustained damages. The value of the Scudder Funds shares decreased substantially subsequent to and due to defendants' violations.

52. At the time they purchased the Scudder Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against the Deutsche Bank, Scudder Investments, and the Advisors as control Persons of the Scudder Registrants For Violations of Section 15 of the Securities Act

53. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

54. This claim is brought pursuant to Section 15 of the Securities Act against the Deutsche Bank, Scudder Investments and the Advisors as control persons of the Scudder Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to

presume that the false, misleading, and incomplete information conveyed in the Scudder Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, and the Advisors.

55. The Scudder Registrants are liable under Section 11 of the Securities Act as set forth herein.

56. Each of Deutsche Bank, Scudder Investments, and the Advisors was a "control person" of the Scudder Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Deutsche Bank, Scudder Investments, and the Advisors directly or indirectly, had the power, and exercised the same, to cause Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Scudder Funds, Deutsche Bank, Scudder Investments, and the Advisors, by virtue of their positions of control and authority over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Deutsche Bank, Scudder Investments, and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

57. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Deutsche Bank, Scudder Investments, and the Advisors are liable to plaintiff and the Class to the same extent as are the Scudder Registrants for their primary violations of Section 11 of the Securities Act.

58. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Deutsche bank, Scudder Investments, and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

59. At all relevant times, the market for the Scudder Funds was an efficient market for the following reasons, among others:

(a) The Scudder Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Scudder Funds were regularly filed with the SEC;

(c) Persons associated with the Scudder Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Scudder Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

60. As a result of the foregoing, the market for the Scudder Funds promptly digested current information regarding Scudder Funds from all publicly available sources and reflected such information in the respective Scudder Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Scudder Funds relied on the integrity of the market for such

securities. Under these circumstances, all purchasers of the Scudder Funds during the Class Period suffered similar injury through their purchase or acquisition of Scudder Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

For Violations of Section 10(b) of the Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

62. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase Scudder Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein

63. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Scudder Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Scudder Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act

and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein

64. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about Scudder Funds' operations, as specified herein

65. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

66. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth

67. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Scudder Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or

recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Scudder Funds during the Class Period at distorted prices and were damaged thereby.

68. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Scudder Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid

69. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

70. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Scudder Funds shares during the Class Period.

FOURTH CLAIM

Against Deutsche Bank (as a Control Person of the Advisors, Scudder Investments, the Scudder Registrants, and the Scudder Funds); Scudder Investments (as a Control Person of the Advisors, the Scudder Registrants, and the Scudder Funds); the Advisors (as a Control Person of the Scudder Registrants and the Scudder Funds); and the Scudder Registrants (as a Control Person of the Scudder Funds)
For Violations of Section 20(a) of the Exchange Act

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

72. This Claim is brought pursuant to Section 20(a) of the Exchange Act against all Deutsche Bank, as a control person of the Advisors, Scudder Investments, the Scudder Registrants and the Scudder Funds; Scudder Investments, as a control person of the Advisors, the Scudder Registrants and the Scudder Funds; the Advisors, as a control person of the Scudder Registrants and the Scudder Funds; and the Scudder Registrants, as a control person of the Scudder Funds.

73. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Scudder Funds' public filings, press releases and other publications are the collective actions of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants.

74. Each of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants acted as a controlling person of the Scudder Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the Scudder Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of their employees. Scudder Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

75. In particular, each of Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants had direct and supervisory involvement in the operations of the Scudder Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

76. As set forth above, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Deutsche Bank, Scudder Investments, the Advisors and the Scudder Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period

FOURTH CLAIM
For Violations of Section 205 of The Investment Advisers Act of 1940 Against the Advisors
[15 U.S.C. § 80b-6 and 15 U.S.C. §80b-15]

77. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein

78. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

79. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

80. As fiduciaries pursuant to the Investment Advisers Act,

81. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engaged in timed trading of the Scudder Funds shares. The purposes and effect of said scheme, practices and courses of conduct was to enrich the Advisors, among other defendants at the expense of plaintiff and other members of the Class.

82. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

83. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Scudder Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Scudder Funds.

84. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and the members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors breaches of fiduciary duties including:

a. Increasing their profitability at plaintiff's and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Scudder Funds shares; and

b. Placing their interests ahead of the interests of plaintiff and other members of the Class.

85. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

86. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

87. Determining that this action is a proper class action, appointing plaintiff as Lead Plaintiff and plaintiff's counsel as Lead Counsel for the Class and certifying plaintiff as a class representative under Rule 23(a) of the Federal Rules of Civil Procedure;

88. Awarding compensatory damages in favor of plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

89. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

90. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

91. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: March 12, 2004

Respectfully submitted,

STULL, STULL & BRODY

By______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

ROBERT J. MOCOCK ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the Scudder Mutual Funds during the class period specified in the complaint:

SECURITY (Name of Scudder Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
KTCBX	PURCHASE	5-2-2000	26.780006	156.609
KTCBX	PURCHASE	7-18-2000	30.03	267.143
KTCBX	REINVLG	12-26-2000	1.219467	78.58
KTCBX	PURCHACE	7-31-2000	~~[illegible]~~ 27.62	89.432
KTCBX	REINVLG	12-26-2000	1.039946	14.895
KTCBX	PURCHACE	7-31-2000	27.62	75.757
KTCBX	REINVLG	12-26-2000	1.227611	12.618

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 7 day of MARCH, 2004

[signature]

Signature

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

DOUGLAS A. HINTON, derivatively on behalf of the SCUDDER CAPITAL GROWTH FUND, INVESTMENT TRUST, and the "SCUDDER FUNDS,"[1]

Plaintiff,

v.

DEUTSCHE BANK AG, DEUTSCHE ASSET MANAGEMENT, INC., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., SCUDDER INVESTMENTS, THOMAS F. EGGERS, RICHARD T. HALE, LINDA C. COUGHLIN, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, LOUIS E. LEVY, JEAN GLEASON STROMBERG, JEAN C. TEMPEL, CARL W. VOGT, JOHN DOES 1-50, and JOHN DOES 51-100,

Defendants,

and

INVESTMENT TRUST, SCUDDER CAPITAL GROWTH FUND and the "SCUDDER FUNDS,"

Nominal Defendants

CIVIL ACTION
NO.

FILED
IN CLERK'S OFFICE
U.S. DISTRICT COURT E.D.N.Y.
★ FEB 02 2004 ★
BROOKLYN OFFICE

JURY TRIAL DEMANDED

KORMAN, CH. J.

POLLAK, M.J.

DERIVATIVE COMPLAINT

[1] A list of the "Scudder Funds" is attached to this Derivative Complaint as Exhibit A hereto.

Plaintiff, Douglas A. Hinton, derivatively on behalf of the Investment Trust, Scudder Capital Growth Fund and the Scudder Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Douglas A. Hinton, a resident of Waukesha, Wisconsin, purchased shares of the Scudder Capital Growth Fund prior to 1999, and continues to hold such shares.

Scudder Defendants

6. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance. Deutsche Bank conducts its asset management activities under the Deutsche Asset Management and Scudder marketing name. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, NY 10005.

7. Deutsche Asset Management is a global asset management organization that offers a wide range of investment and financial services. As of December 31, 2003, Deutsche Asset Management has approximately $715 billion in assets under management globally. Deutsche Asset Management is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Fund Management, Inc., Deutsche Banc Alex. Brown Inc., Deutsche Asset Management, Inc. ("DeAM, Inc.") and Deutsche Asset Management Investment Services Limited ("DeAMIS"). Deutsche Asset Management is located at 280 Park Avenue, New York, NY 10017.

8. Defendant Deutsche Investment Management Americas, Inc. ("DEIM" or the "Advisor"), part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, was registered as an investment adviser under the Investment Advisers Act and was the advisor to the Scudder Funds during the period of misconduct alleged herein. DEIM and its predecessor organizations have more than 80 years of experience managing mutual funds and provides a full range of investment advisory services to institutional and retail clients. As the investment advisor to the Scudder Funds, DEIM directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DEIM provides the Scudder Funds with investment management and

related administrative services and facilities, including portfolio management and trade execution. For these services, DEIM pays itself a management fee from the assets of the Scudder Funds. DEIM is located at 345 Park Avenue, New York, NY 10154.

9. Defendant Scudder Investments is the US retail brand for Deutsche Asset Management. Scudder Investments is a financial instruments research organization that includes more than 600 portfolio managers and analysts. Scudder Investments offers various investment products and manages 95 retail mutual funds, including the Scudder Funds. Scudder is located at 222 S. Riverside Plaza 33rd Floor, Chicago, Illinois 60606.

10. Defendant Thomas F. Eggers ("Eggers"), located at 345 Park Avenue, New York, New York 10154-0010, is, and at all relevant times, was, Chief Executive Officer of DEIM, and in those capacities he is and was ultimately responsible for the actions of DEIM.

11. Defendant Linda C. Coughlin ("Coughlin), located at 7 Lancaster Street, Cambridge, Massachusetts 02140-2806, was a Trustee and Chair of the Board of the Scudder Funds for a majority of the period in which the illicit conduct alleged herein occurred.

<u>John Does 1-50</u>

12. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "Scudder Fiduciary Defendants"). Included as Scudder Fiduciary Defendants are insiders, i.e. employees and executives, of Deutsche Bank, Deutsche Asset Management , DEIM, Scudder Investments, and the Scudder Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the Scudder Funds had a fiduciary duty to the Scudder Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

<u>John Does 51-100</u>

13. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the Scudder Funds who participated, exploited and perpetrated the unlawful late trading in Scudder Funds and knowingly violated the policies established, though not enforced because of the breaches of the Scudder Fiduciary Defendants, by the Scudder Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Scudder defendants to make illicit trades in the Scudder Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating Scudder Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Scudder Defendants to breach the fiduciary duties owed to the Scudder Funds through numerous means including the deposit of assets in other Scudder financial vehicles in exchange for the right to make short-term and late trades in Scudder Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

14. The Individual Defendants named are each Trustees of the "Trust" (see below).

(a) Richard T. Hale, Chairman and Trustee (2002-present) and President of the Trust (2003-present)

Managing Director, Deutsche Investment Management Americas Inc. (2003–present); Managing Director, Deutsche Bank Securities Inc. (formerly Deutsche Banc Alex. Brown Inc.) and Deutsche Asset Management (1999 to present); Director and President, Investment Company Capital Corp. (registered investment advisor) (1996 to present); Director, Deutsche Global Funds, Ltd. (2000 to present), CABEI Fund (2000 to present), North American Income Fund (2000 to present) (registered investment companies); Director, Scudder Global Opportunities Fund (since 2003); Director/Officer Deutsche/Scudder Mutual Funds (various dates); President, Montgomery Street Income Securities, Inc. (2002 to present) (registered investment companies); Vice President, Deutsche Asset Management, Inc. (2000 to present); formerly, Director,

ISI Family of Funds (registered investment companies; 4 funds overseen) (1992–1999)

(b) Henry P. Becton, Jr.

(c) Dawn-Marie Driscoll

(d) Keith R. Fox

(e) Louis E. Levy

(f) Jean Gleason Stromberg

(g) Jean C. Tempel

(h) Carl W. Vogt

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee, except Hale, serves as a board member of 48 funds within the Scudder Funds. Defendant Hale serves as a trustee in 201 Scudder Funds. The address of each Trustee is c/o Deutsche Asset Management, Two International Place, Boston, Massachusetts 02110-4103.

<u>Nominal Defendants</u>

15. Nominal Defendant Investment Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust is managed in its entirety by employees and executives of Deutsche Investment Management. The Scudder Funds are a diversified series of the Trust. The Trust holds the assets of the Scudder Funds. The Trust is located at Two International Place, Boston, Massachusetts 02110-4103.

16. Nominal Defendants the Scudder Capital Growth Fund (the "Fund") is a mutual funds with assets held by the Trust with DEIM as its advisor and manager. The Scudder Capital Growth Fund seeks long-term growth of capital with reduced share price volatility compared

with other growth mutual funds. The Fund normally invests at least 65% of total assets in equities, mainly common stocks of U.S. companies. The fund generally focuses on established companies with market values of $3 billion or more reasonable current income and long-term growth of capital and income.

17. The defendants described in paragraphs 6-11 are sometimes referred to as the "Scudder Defendants." The defendants described in paragraphs 15-16 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 14 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 12 are sometimes referred to as the "Scudder Fiduciary Defendants."

PRELIMINARY STATEMENT

18. This derivative action is brought to recover damages for injuries to the Scudder Capital Growth Fund, the Investment Trust, and the Scudder Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Scudder Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

19. Each of the Scudder Defendants and the Trustee Defendants owed to the Scudder Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Scudder Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All Scudder Funds are held and governed by the Trust.

Manipulative Devices

20. Like all other mutual funds, Scudder Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

21. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

22. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

<u>Timing</u>

23. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

---

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

24. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

25. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

26. Continued *successful* late-trading or timing requires the complicity of a funds' management.

27. The Scudder Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from DEIM from at least as early as January 22, 1999 until January 12, 2004, inclusive. *By* failing to enforce and/or follow regulations and policies listed in Scudder Funds' prospectuses prohibiting late trading, DEIM allowed and encouraged John Does 51-100 to rapidly buy and sell DEIM Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by Scudder Funds prospectuses. This conduct continued for a substantial amount of time and was well known within Scudder and amongst the fiduciaries

responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervaded Scudder.

28. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the Scudder Funds are easily apparent.

29. Although such trading was explicitly prohibited pursuant to the Scudder Funds prospectus', Scudder Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

30. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. DEIM, are assisting the timer, or as here, are the active participants in the timing scheme.

31. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

32. From at least January 22, 1999 until January 12, 2004, John Does 51-100 through the assistance of DEIM and Scudder Fiduciary Defendants engaged in the illicit market timing scheme as described herein in various Scudder Funds.

33. In a filing with the Securities and Exchange Commission on January 12, 2004, Deutsche Asset Management disclosed that Scudder Investments had identified a frequent-trading agreement with an outside investment advisory firm in Scudder Funds. The discovery occurred while conducting an internal investigation at the behest of regulators who had issued Deutsche Asset Management subpoenas in November 2003 as part of the regulators' ongoing probe of trading abuses.

34. An example of the disclosure is that which was made the Revised Prospectus filed on January 12, 2004, for the Scudder European Equity Fund, among others, is as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual fund shares in order to take advantage of pricing inefficiencies.
>
> Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies. We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information.

35. In a separate media statement, Deutsche Asset Management stated, "As part of a review that is not yet complete, Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds."

36. Scudder Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the Scudder Funds, during the aforementioned time period with the complicity of the Scudder Defendants. The scheme, which had started and was actively being encouraged by 1999, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the Scudder Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Scudder Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of Scudder Funds shareholders.

37. DEIM is the manager and investment advisor for all of the Scudder Funds. The Trustees of the Scudder Funds elect the advisor for each Scudder Funds. The advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor, DEIM, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money DEIM makes. In what has unfortunately become a common mutual fund industry practice[3], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (DEIM) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the Scudder Capital Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets

[3] See *State of New York v. Canary Capital Partners et al.* (Supr. Ct. of N.Y. filed Sept. 3, 2003).

("sticky funds") in other Funds offered by the mutual fund company (Scudder), usually liquid asset funds.

38. The Scudder Fiduciary Defendants, employees, representatives, and fiduciaries inside Scudder and the Scudder Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Scudder Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from Scudder. By failing to enforce and/or follow regulations and policies listed in Scudder Funds' prospectuses prohibiting rapid trading, DEIM allowed and encouraged John Does 51-100 to engage in rapid short-term trading of the Scudder Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the Scudder Funds prospectus' and in breach of the fiduciary duties owed to the Scudder Funds. This conduct continued for a substantial amount of time and was well known within DEIM and amongst the fiduciaries responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervaded DEIM.

39. Throughout this same time period the Scudder Funds publicly maintained an excessive trading policy which limited the number of share exchanges a customer could engage in. For example, the "Policies about transactions" section of the December 1, 2003, Scudder Capital Growth Fund Prospectus states:

> **Exchanges are a shareholder privilege, not a right**: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders for these or other reasons. However, there is no assurance that these policies will be effective in limiting the practice of market timing in all cases.
> (Emphasis in original)

Identical language was contained in prospectuses for other Scudder Funds

40. Moreover, some Scudder Funds included short-term redemption fees to discourage short-term trading. For example, the February 28, 2003 Scudder International Equity Fund Prospectus states:

> The Scudder International Select Equity Fund may charge a **2.00% short-term redemption fee** of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facilitate portfolio management.** (Emphasis in Original)

Identical language was contained in prospectuses for other Scudder Funds including that of Scudder International Select Equity Fund. The February 7, 2003 prospectus for Scudder Greater Europe Growth Fund, Scudder Latin America Fund, and Scudder Pacific Opportunities Fund, also provides for a 2.00% "short-term redemption/exchange fee" although the rational for such was not provided.

41. In addition to the short-term redemption fees imposed in certain Scudder Funds, the Scudder Defendants awareness that short-term trading is harmful to the Scudder Funds, and the facilitation and active engagement in such trading a violation of its fiduciary duties, is implicated in the ethics code that applied to the Scudder Defendants. The Deutsche Asset Management Code of Ethics, which applies to all Scudder Defendants, requires, among other regulations:

> o There must be no conflict, or appearance of conflict, between the self-interest of any employee and the responsibility of that employee to Deutsche Bank, its shareholders or its clients.
>
> o Employees must never improperly use their position with Deutsche Bank for personal or private gain to themselves, their family or any other person.
>
> * * *
>
> Restrictions
>
> D. Short-Term Trading
>
> * * *

> Deutsche Bank generally discourages short-term trading strategies, and employees are cautioned that such strategies may inherently carry a higher risk of regulatory and other scrutiny. In any event, excessive or inappropriate trading that interferes with job performance, or compromises the duty that Deutsche Bank owes to its clients and shareholders, will not be tolerated.

42. In the face of such policies and their fiduciary duties, the Scudder Defendants knowingly, deceptively permitted and actively facilitated the Scudder Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the Scudder Funds to the detriment of the Scudder Funds.

43. Despite these representations in Scudder prospectuses and related documents filed with the SEC, and despite knowledge of those representations, John Does 51-100 also participated in a scheme with Scudder to engage in market timing that most other fund investors were not permitted to do. The Scudder Defendants as well as John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of Scudder Fund investors. John Does 51-100 made trading profits from their market timing in the Scudder Funds. The Scudder Defendants profited by way of increased advisory and other fees.

44. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

45. These events have had and will have a series of deleterious effects on the Scudder Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Scudder Funds, thereby resulting in the Scudder Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the Scudder Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Scudder Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Scudder Funds.

DEMAND EXCUSED ALLEGATIONS

46. The Plaintiff has not made demand upon the trustees of the Trust or the directors of the Scudder Funds to bring an action against the Scudder Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to DEIM.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Scudder Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Scudder Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Deutsche Asset Management management, and thus owe their positions as well as their loyalties solely to Deutsche Asset Management management and lack sufficient independence to exercise business judgment. Because the Trust oversees 48 separate funds, at a minimum, the Trustees derive substantial revenue and other benefits for their services.

(c) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC, the New York Attorney General and numerous other state regulators. In addition, the Trustees and DEIM acknowledge that they have been aware of the illicit conduct alleged herein as early as 2003. Consequently, the Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Scudder Funds. Moreover, the Scudder Defendants' lackadaisical response as demonstrated by the Trustees and DEIM's failure to take action to recover damages on behalf of the Scudder Funds despite awareness of the illicit conduct in early 2003, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the directors of DEIM and Trustees of the Scudder Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Scudder Defendants and the Trustees)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

49. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any

affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

50. As alleged above in this Complaint, each Scudder Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Scudder Funds or their shareholders.

51. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the Scudder Fiduciary Defendants and John Does 50-100 to time the Scudder Funds, the Scudder Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Scudder Funds and its shareholders.

52. By virtue of the foregoing, the Scudder Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

53. As a direct and proximate result of the Scudder Defendants' wrongful conduct, the assets and value (including the NAV) of the Scudder Funds have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted and the Scudder Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against DEIM and John Does 1-100)

54. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

55. DEIM directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Scudder Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct

was, among other things, to deceive and harm the Plaintiff and cause the Scudder Funds to sell securities at artificially deflated values as described in the Complaint.

56. The Scudder Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

57. By reason of the foregoing, Scudder has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Scudder Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against Deutsche Bank, DeAM, and the Individual Scudder Defendants)

58. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

59. Deutsche Bank and DeAM and the Individual Scudder Defendants acted as controlling persons of DEIM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of DEIM as an indirectly, wholly owned subsidy of Deutsche Bank and as a part of DeAM, as well as these entities and the Individual Scudder Defendants active participation in and/or awareness of DEIM's day-to-day operations, Deutsche Bank and DeAM and the Individual Scudder Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of DEIM. Deutsche Bank and DeAM and the Individual Scudder Defendants had unlimited access to DEIM's records of transactions and had the ability to prevent DEIM from engaging in the schemes and artifices to defraud complained of in this Complaint.

60. Deutsche Bank and DeAM and the Individual Scudder Defendants had direct and supervisory involvement over the day-to-day operations of DEIM and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

61. By virtue of its position as a controlling person, Deutsche Bank and DeAM and the Individual Scudder Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Scudder Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the Scudder Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

63. The Scudder Defendants and the Trustee Defendants and each of them owed to the Investment Trust, Scudder Capital Growth Fund and the Scudder Funds, and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Scudder Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Scudder Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

64. To discharge those duties, the Scudder Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Scudder Funds.

65. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

66. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Scudder Funds by permitting or incurring excess

charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against John Does 51-100)

67. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

68. Defendants John Does 51-100, knew of the existence of the fiduciary duty between the Scudder Defendants and the Trustee Defendants and the Scudder Funds and knew the extent of that duty. Defendants John Does 51-100, knew of the acts of late trading and timing made by them on the Scudder Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Scudder Defendants and the Trustee Defendants owed to the Scudder Funds. Defendants John Does 51-100, maliciously, without justification and through unlawful means, aided and abetted and conspired with the Scudder Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Scudder Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

69. Defendants John Does 51-100, are jointly and severally liable to the Scudder Funds for damages proximately caused by their aiding and abetting as alleged herein.

70. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Scudder Funds has been reduced and diminished and the corporate assets of the Scudder Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY (Against the Scudder Defendants, DEIM and John Does 1-100)

71. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

72. The Scudder Defendants, DEIM and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

73. The Scudder Defendants, DEIM and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

74. The Scudder Defendants, DEIM and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

75. The Scudder Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Scudder Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: New York, New York
January 30, 2004

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ______________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Exhibit A

The Scudder Funds

The Scudder Funds is comprised of portfolios that offer domestic and international equity and fixed-income investments which includes, but is not limited to, the following:

Scudder Funds

Growth Funds
- Scudder 21st Century Growth Fund
- Scudder Aggressive Growth Fund
- Scudder Blue Chip Fund
- Scudder Capital Growth Fund
- Scudder Development Fund
- Scudder Dynamic Growth Fund
- Scudder Flag Investors Communications Fund
- Scudder Gold & Precious Metals Fund
- Scudder Global Biotechnology Fund
- Scudder Growth Fund
- Scudder Health Care Fund
- Scudder Large Company Growth Fund
- Scudder Micro Cap Fund
- Scudder Mid Cap Fund
- Scudder Small Cap Fund
- Scudder Strategic Growth Fund
- Scudder Technology Fund
- Scudder Technology Innovation Fund
- Scudder Top 50 US Fund

Value Funds
- Scudder Contrarian Fund
- Scudder-Dreman Financial Services Fund
- Scudder-Dreman High Return Equity Fund
- Scudder-Dreman Small Cap Value Fund
- Scudder Flag Investors Equity Partners Fund
- Scudder Growth and Income Fund
- Scudder Large Company Value Fund
- Scudder-RREEF Real Estate Securities Fund
- Scudder Small Company Stock Fund
- Scudder Small Company Value Fund
- Scudder Tax Advantaged Dividend Fund

Multicategory/Asset Allocation Funds
- Scudder Balanced Fund
- Scudder Flag Investors Value Builder Fund
- Scudder Focus Value+Growth Fund
- Scudder Lifecycle Mid Range Fund
- Scudder Lifecycle Long Range Fund
- Scudder Lifecycle Short Range Fund
- Scudder Pathway Conservative Portfolio
- Scudder Pathway Growth Portfolio
- Scudder Pathway Moderate Portfolio
- Scudder Target 2013 Fund
- Scudder Total Return Fund

International/Global Funds
- Scudder Emerging Markets Growth Fund
- Scudder Emerging Markets Income Fund
- Scudder European Equity Fund
- Scudder Global Fund
- Scudder Global Bond Fund
- Scudder Global Discovery Fund
- Scudder Greater Europe Growth Fund
- Scudder International Fund
- Scudder International Equity Fund
- Scudder International Select Equity Fund
- Scudder Japanese Equity Fund
- Scudder Latin America Fund
- Scudder New Europe Fund
- Scudder Pacific Opportunities Fund

Income Funds
- Scudder Cash Reserves Fund
- Scudder Fixed Income Fund
- Scudder GNMA Fund
- Scudder High Income Plus Fund (formerly Deutsche High Yield Bond Fund)
- Scudder High Income Fund (formerly Scudder High Yield Fund)
- Scudder High Income Opportunity Fund (formerly Scudder High Yield Opportunity Fund)
- Scudder Income Fund
- Scudder PreservationPlus Fund
- Scudder PreservationPlus Income Fund
- Scudder Short Duration Fund (formerly Scudder Short-Term Fixed Income Fund)
- Scudder Short-Term Bond Fund
- Scudder Strategic Income Fund
- Scudder U.S. Government Securities Fund

Scudder Funds (continued)

Tax-Free Income Funds

- Scudder California Tax-Free Income Fund
- Scudder Florida Tax-Free Income Fund
- Scudder High Yield Tax-Free Fund
- Scudder Intermediate Tax/AMT Free Fund (formerly Scudder Medium Term Tax-Free Fund)
- Scudder Managed Municipal Bond Fund
- Scudder Massachusetts Tax-Free Fund
- Scudder Municipal Bond Fund
- Scudder New York Tax-Free Income Fund
- Scudder Short-Term Municipal Bond Fund

Index-Related Funds

- Scudder EAFE® Equity Index Fund
- Scudder Equity 500 Index Fund
- Scudder S&P 500 Index Fund
- Scudder S&P 500 Stock Fund
- Scudder Select 500 Fund
- Scudder US Bond Index Fund

Money Market

A large number of money market funds are available through Scudder Investments.

Retirement Programs and Education Accounts

Retirement Programs

- Traditional IRA
- Roth IRA
- SEP-IRA
- Inherited IRA
- Keogh Plan
- 401(k), 403(b) Plans
- Variable Annuities

Education Accounts

- Coverdell Education Savings Account
- UGMA/UTMA
- IRA for Minors

Closed-End Funds

- The Brazil Fund, Inc.
- The Korea Fund, Inc.
- Montgomery Street Income Securities, Inc.
- Scudder Global High Income Fund, Inc.
- Scudder New Asia Fund, Inc.
- Scudder High Income Trust
- Scudder Intermediate Government Trust
- Scudder Multi-Market Income Trust
- Scudder Municipal Income Trust
- Scudder RREEF Real Estate Fund, Inc.
- Scudder RREEF Real Estate Fund II, Inc.
- Scudder Strategic Income Trust
- Scudder Strategic Municipal Income Trust
- The Central Europe and Russia Fund, Inc. (formerly The Central European Equity Fund, Inc.)
- The Germany Fund, Inc.
- The New Germany Fund, Inc.

Not all funds are available in all share classes.

Scudder open-end funds are offered by prospectus only. For more complete information on any fund or variable annuity registered in your state, including information about a fund's objectives, strategies, risks, advisory fees, distribution charges, and other expenses, please order a free prospectus. Read the prospectus before investing in any fund to ensure the fund is appropriate for your goals and risk tolerance.

A money market mutual fund investment is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although a money market mutual fund seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in such a fund.

The products described should not be considered a solicitation to buy or an offer to sell a security to any person in any jurisdiction where such offer, solicitation, purchase, or sale would be unlawful under the securities laws of such jurisdiction.

VERIFICATION

I, Douglas A. Hinton, being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: January 26, 2004

[signature]

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

KENNETH CLARK, derivatively on behalf of the SCUDDER LARGE COMPANY GROWTH FUND and INVESTMENT TRUST, Plaintiff, v. DEUTSCHE BANK AG, DEUTSCHE ASSET MANAGEMENT, INC., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., SCUDDER INVESTMENTS, THOMAS F. EGGERS, RICHARD T. HALE, LINDA C. COUGHLIN, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, LOUIS E. LEVY, JEAN GLEASON STROMBERG, JEAN C. TAMPEL, CARL W. VOGT, JOHN DOES 1-50 and JOHN DOES 51-100, Defendants, and INVESTMENT TRUST AND SCUDDER LARGE COMPANY GROWTH FUND, Nominal Defendants.	CIVIL ACTION NO. CV 04 0954 GLASSER, J. JURY TRIAL DEMANDED MANN, M.J. FILED IN CLERK'S OFFICE U.S. DISTRICT COURT E.D.N.Y. ★ MAR 05 2004 BROOKLYN OFFICE

DERIVATIVE COMPLAINT

The Plaintiff, Kenneth Clark, derivatively on behalf of the Investment Trust and the Scudder Large Company Growth Fund, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in the district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff, Kenneth Clark, purchased shares of the Scudder Large Company Growth Fund and continues to hold such shares.

Scudder Defendants

6. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commerce banking, investment banking and insurance. Deutsche

Bank conducts its asset management activities under the Deutsche Asset Management and Scudder marketing name. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, NY 10005.

7. Deutsche Asset Management is a global asset management organization that offers a wide range of investment and financial services. As of December 31, 2003, Deutsche Asset Management has approximately $715 billion in assets under management globally Deutsche Asset Management is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Fund Management, Inc., Deutsche Banc Alex Brown, Inc., Deutsche Asset Management, Inc. ("DeAm, Inc.") and Deutsche Asset Management Investment Services Limited ("DeAMIS"). Deutsche Asset Management is located at 280 Park Avenue, New York, NY 10017.

8. Defendant Deutsche Investment Management Americas, Inc. ("DEIM" or the "Advisor"), part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, was registered as an investment adviser under the Investment Advisers Act and was the advisor to the family of funds collectively referred to as the "Scudder Funds" including the Scudder Aggressive Growth Funds and Scudder Large Company Growth Fund during the period of misconduct alleged herein. DEIM and its predecessor organizations have more than 80 years of experience managing mutual funds and provides a full range of investment advisory services to institutional and retail clients. As the investment advisor to the Scudder Funds, DEIM directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DEIM provides the Scudder Funds with investment management and related administrative services and facilities, including portfolio management and

trade execution. For these services, DEIM pays itself a management fee from the assets of the Scudder Funds. DEIM is located at 345 Park Avenue, New York, NY 10154.

9. Defendant Scudder Investments is the US retail brand for Deutsche Asset Management. Scudder Investments is a financial instruments research organization that includes more than 600 portfolio managers and analysts. Scudder Investments offers various investment products and manages 95 retail mutual funds, including the Scudder Funds. Scudder is located at 222 S. Riverside Plaza, 33rd Floor, Chicago, Illinois 60606.

10. Defendant Thomas F. Eggers ("Eggers"), located at 345 Park Avenue, New York, New York 10154-0010, is, and at all relevant times, was, Chief Executive Officer of DEIM, and in those capacities he is and was ultimately responsible for the actions of DEIM.

11. Defendant Linda C. Coughlin ("Coughlin"), located at 7 Lancaster Street, Cambridge, Massachusetts 02140-2806, was a Trustee and Chair of the Board of the Scudder Funds for a majority of the period in which the illicit conduct alleged herein occurred.

John Does 1-50

12. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "Scudder Fiduciary Defendants"). Included as Scudder Fiduciary Defendants are insiders, i.e. employees and executives, of Deutsche Bank, Deutsche Asset Management, DEIM, Scudder Investments, and the Scudder Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the Scudder Funds had a fiduciary duty to the Scudder Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

13. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the Scudder Funds who participated, exploited and perpetrated the unlawful late trade in Scudder Funds and knowingly violated the policies established, though not enforced because of the breaches of the Scudder Fiduciary Defendants, by the Scudder Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Scudder defendants to make illicit trades in the Scudder Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating Scudder Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Scudder Defendants to breach the fiduciary duties owed to the Scudder Funds through numerous means including the deposit of assets in other Scudder financial vehicles in exchange for the right to make short-term and late trades in Scudder Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

14. The individual Defendants named are each trustees of the "Trust" (see below).

(a) Richard T. Hale, Chairman and Trustee (2002 present) and President of the Trust (2003-present)

Managing Director, Deutsche Investment Management Americas Inc. (2003-present), Managing Director, Deutsche Bank Securities Inc. (formerly Deutsche Banc Alex Brown Inc.) and Deutsche Asset Management (1999 to present); Director and President, Investment Company Capital Corp. (registered investment advisor) (1996 to present); Director, Deutsche Global Funds, Ltd. (2000 to present), CABEI Fund (2000 to present), North American Income Fund (2000 to present) (registered investment companies); Director, Scudder Global Opportunities Fund (since 2003); Director/Officer Deutsche/Scudder Mutual Funds (various dates); President, Montgomery Street Income Securities, Inc. (2002 to present) (registered investment companies); Vice President, Deutsche Asset Management, Inc. (2000 to present); formerly, Director ISI Family of Funds (registered Investment companies; 4 funds overseen) (1992-1999)

(b) Henry P. Becton, Jr.

(c) Dawn-Marie Driscoll

(d) Keith R. Fox

(e) Louis E. Levy

(f) Jean Gleason Stomberg

(g) Jean C. Tempel

(h) Carl W. Vogt

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee, except Hale, serves as a board member of 48 funds within the Scudder Funds. Defendant Hale serves as a trustee in 201 Scudder Funds. The address of the Trustee is c/o Deutsche Asset Management, Two International Place, Boston, Massachusetts 02110-4103.

Nominal Defendants

15. Nominal Defendant Investment Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as Amended, as an open-end management investment company. The Trust is managed in its entirety by employees and executives of Deutsche Investment Management. The Scudder Funds are a diversified series of the

Trust. The Trust holds the assets of the Scudder Funds including the Scudder Aggressive Growth Fund and the Scudder Large Company Growth Fund. The Trust is located at Two International Place, Boston, Massachusetts 02110-4103.

16. Nominal Defendant the Scudder Aggressive Growth Fund (the "Fund") is a mutual fund with assets held by the Trust with DEIM as its advisor and manager.

17. The defendants described in paragraphs 6-11 are sometimes referred to as the "Scudder Defendants." The defendants described in paragraphs 15-16 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 14 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 12 are sometimes referred to as the "Scudder Fiduciary Defendants."

PRELIMINARY STATEMENT

18. This derivative action is brought to recover damages for injuries to the Investment Trust and the Fund and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Scudder Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereinafter together "Plaintiff")

Fiduciary Duty

19. Each of the Scudder Defendants and the Trustee Defendants owed to the Scudder Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Scudder Funds and their shareholders, and

owed the duty of full and candid disclosure of all material facts thereto. All Scudder Funds are held and governed by the Trust.

Manipulative Devices

20. Like all other mutual funds, Scudder Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at the day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

21. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares after 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise,

causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

22. "Late trading can be analogized to betting today on yesterday's horse races."[1] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand — stock and cash that used to belong in the fund* — to give the late trader his gain. The late trader's profit is revenue withheld from the mutual und. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

23. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual funds shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is

[1] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

24. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

25. The device of "timing" is inconsistent with an inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

26. Continued *successful* late-trading or timing requires the complicity of a funds' management.

27. The Scudder Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from DEIM from at least as early as January 22, 1999 until January 12, 2004, inclusive. By failing to enforce and/or follow regulations and policies listed in the Scudder Funds' prospectuses prohibiting late trading, DEIM allowed and encouraged John Does

51-100 to rapidly buy and sell DEIM Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by Scudder Funds prospectuses. The conduct continued for a substantial amount of time and was well known within Scudder and amongst the fiduciaries responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervaded Scudder.

28. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund manager to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the Scudder Funds are easily apparent.

29. Although such trading was explicitly prohibited pursuant to the Scudder Funds prospectus', Scudder Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

30. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. DEIM, are assisting the timer, or as here, are the active participants in the timing scheme.

31. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their bast efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

32. From at least January 22, 1999 until January 12, 2004, John Does 51-100 through the assistance of DEIM and Scudder Fiduciary Defendants engaged in the illicit market timing scheme as described herein in various Scudder Funds.

33. In a filing with the Securities and Exchange Commission on January 12, 2004, Deutsche Asset Management disclosed that Scudder Investments had identified a frequent-trading agreement with an outside investment advisory firm in Scudder Funds. The discovery occurred while conducting an internal investigation **at the behest** of regulators who had issued Deutsche Asset Management subpoenas in November 2003 as part of the regulators ongoing probe of trading abuses.

34. A typical example of the disclosure is the following made in the Revised Prospectus filed on January 12, 2004, for the Scudder European Equity Fund, among others:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual funds shares in order to take advantage of pricing inefficiencies.
>
> Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies. We are currently

> investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your funds board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information.

35. In a separate media statement, Deutsche Asset Management stated, "As part of a review that is not yet complete, Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds."

36. Scudder Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the Scudder Funds, during the aforementioned time period with the complicity of the Scudder Defendants. The scheme, which had started and was actively being encouraged by 1999, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the Scudder Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Scudder Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of Scudder Funds shareholders, including Scudder Aggressive Growth Fund and Scudder Large Company Growth Fund (the "Fund").

37. DEIM is the manager and investment advisor for all of the Scudder Funds. The Trustees of the Scudder Funds elect the advisor for each Scudder Funds. The Advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative

services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor, DEIM, makes its profit from fees it charges the funds for financial advise and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money DEIM makes. In what has unfortunately become a common mutual fund industry practice[2], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (DEIM) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the Scudder Large Company Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (Scudder), usually liquid asset funds.

38. The Scudder Fiduciary Defendants, employees, representatives, and fiduciaries inside Scudder and the Scudder Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Scudder Fiduciary Defendants and John Docs 51-100 obtained assistance to engage in the illicit scheme directly from Scudder. By failing to enforce and/or follow regulations and policies listed in Scudder Funds' prospectuses prohibiting rapid trading, DEIM allowed an encouraged John Does 51-100 to engage in rapid short-term trading of the Scudder Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee an protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the Scudder Funds prospectus' and in breach of the fiduciary duties owed to the Scudder Funds. This conduct continued for a substantial amount of time and was well known withing DEIM and amongst

---

[2] See *State of New York v. Canary Capital Partners et al.* (Supr. Ct. of N.Y. filed Sept. 3, 2003)

the fiduciaries responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervade DEIM.

39. Throughout the same time period the Scudder Funds publicly maintained an excessive trading policy which limited the number of share exchanges a customer could engage in. Typical of such prohibitive language is the following language from a Scudder Fund prospectus:

> **Exchanges are a shareholder privilege, not a right**: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders for these or other reasons. However, there is no assurance that these policies will be effective in limiting the practice of market timing in all cases.
> (Emphasis in original)

Identical language was contained in prospectuses for other Scudder Funds.

40. Moreover, some Scudder Funds include short-term redemption fees to discourage short-term trading. For example, the February 28, 2003 Scudder International Equity Fund Prospectus states:

> The Scudder International Select Equity Fund may charge a **2.00% short-term redemption fee** of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class shares and facilitate portfolio management.**
> (Emphasis in Original)

Identical language was contained in prospectuses for other Scudder Funds including that of Scudder International Select Equity Fund. The February 7, 2003 prospectus for Scudder Greater Europe Growth Fund, Scudder Latin America Fund, and Scudder Pacific Opportunities Fund, also provides for a 2.00% "short-term redemption/exchange fee" although the rational for such was not provided.

41. In addition to the short-term redemption fees imposed in certain Scudder Funds, the Scudder Defendants awareness that short-term trading is harmful to the Scudder Funds, and the facilitation and active engagement in such trading a violation of its fiduciary duties, is implicated in the ethics code that applied to the Scudder Defendants. The Deutsche Asset Management Code of Ethics, which applies to all Scudder Defendants, requires, among other regulations:

- There must be no conflict, or appearance of conflict, between the self-interest of any employee and the responsibility of that employee to Deutsche Bank, its shareholders or its clients.
- Employees must never improperly use their position with Deutsche Bank for personal or private gain to themselves, their family or any other person.

* * *

Restrictions

D. Short-Term Trading

* * *

> Deutsche Bank generally discourages short-term trading strategies, and employees are cautioned that such strategies may inherently carry a higher risk of regulatory and other scrutiny. In any event, excessive or inappropriate trading that interferes with job performance, or compromises the duty that Deutsche Bank owes to its clients and shares, will not be tolerated.

42. In the face of such policies and their fiduciary duties, the Scudder Defendants knowingly, deceptively permitted and actively facilitated the Scudder Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the Scudder Funds to the detriment of the Scudder Funds.

43. Despite these representations in Scudder Prospectuses and related documents filed with the SEC, and despite knowledge of those representations, John Does 51-100 also participated in a scheme with Scudder to engage in market timing that most other fund investors were not permitted to do. The Scudder Defendants as well as John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of Scudder Fund investors. John Does 51-100 made trading profits from their market timing in the Scudder Funds. The Scudder Defendants profited by way of increased advisory and other fees.

44. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

45. These events have had and will have a series of deleterious effects on the Scudder Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Scudder Funds, thereby resulting in the Scudder Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the Scudder Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Scudder Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Scudder Funds.

DEMAND EXCUSED ALLEGATIONS

46. The Plaintiff has not made demand upon the trustees of the Trust or the directors of the Scudder Funds to bring an action against the Scudder Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to DEIM.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Scudder Defendants and its directors and officers, who managed and control the day-to-day affairs of the Trust and the Scudder Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Deutsche Asset Management management, and thus owe their positions as well as their loyalties solely to Deutsche Asset Management management and lack sufficient independence to exercise business judgment. Because the Trust oversees 48 separate funds, at a minimum, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC, the New York Attorney General and numerous other state regulators. In addition, the Trustees and DEIM acknowledge that they have been aware of the illicit conduct alleged herein as early as

2003. Consequently, the Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Scudder Funds including the Fund. Moreover, the Scudder Defendants' lackadaisical response as demonstrated by the Trustees and DEIM's failure to take action to recover damages on behalf of the Scudder Funds, including the Fund, despite awareness of the illicit conduct in early 2003, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the directors of DEIM and Trustees of the Scudder Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act
(Against the Scudder Defendants and the Trustees)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

49. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

50. As alleged above in this Complaint, each Scudder Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Scudder Funds including the Fund or their shareholders.

51. By agreeing and/or conspiring amongst themselves with John Does 50-100 to permit and/or encourage the Scudder Fiduciary Defendants and John Does 50-100 to time the Scudder Funds, the Scudder Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Scudder Funds and its shareholders.

52. By virtue of the foregoing, the Scudder Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

53. As a direct and proximate result of the Scudder Defendants' wrongful conduct, the assets and value (including the NAV) of the Scudder Funds including the Fund have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted and the Scudder Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against DEIM and John Does 1-100)

54. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

55. DEIM directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Scudder Funds including the Fund. The purpose and effect of the scheme, plan, and unlawful course of conduct

was, among other things, to deceive and harm the Plaintiff and cause the Scudder Funds to sell securities at artificially deflated values as described in the Complaint.

56. The Scudder Funds including the Fund have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

57. By reason of the foregoing, Scudder has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Fund for damages which it suffered in connection with the purchase or sale of securities in that fund.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against Deutsche Bank, DeAM, and the Individual Scudder Defendants)

58. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

59. Deutsche Bank and DeAM and the Individual Scudder Defendants acted as controlling persons of DEIM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of DEIM as an indirectly, wholly owned subsidy of Deutsche Bank and as a part of DeAM, as well as these entities and the Individual Scudder Defendants active participation in and/or awareness of DEIM's day-to-day operations, Deutsche Bank and DeAm and the Individual Scudder Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of DEIM. Deutsche Bank and DeAM and the Individual Scudder Defendants had unlimited access to DEIM's record of transactions and had the ability to prevent DEIM from engaging in the schemes and artifices to defraud complained of in this Complaint.

60. Deutsche Bank and DeAM and the Individual Scudder Defendants had direct and supervisory involvement over the day-to-day operations of DEIM and, therefore, are presumed to

have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

61. By virtue of its position as a controlling person, Deutsche Bank and DeAM and the Individual Scudder Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Fund has suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the Scudder Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

63. The Scudder Defendants and the Trustee Defendants and each of them owed to the Investment Trust and the Fund and its shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of the Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Fund and its shareholders not to waste the fund's corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

64. To discharge those duties, the Scudder Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Fund.

65. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

66. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against John Does 51-100)

67. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

68. Defendants John Does 51-100, knew of the existence of the fiduciary duty between the Scudder Defendants and the Trustee Defendants and the Fund and knew the extent of that duty. Defendants John Does 51-100, knew of the acts of late trading and timing made by them on the Scudder Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties of Scudder Defendants and the Trustee Defendants owed to the Fund. Defendants John Does 51-100 maliciously without justification and through unlawful means, aided and abetted and conspired with the Scudder Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Scudder Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

69. Defendants John Does 51-100, are jointly and severally liable to the Fund for damages proximately caused by their aiding and abetting as alleged herein.

70. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the Scudder Defendants, DEIM and John Does 1-100)

71. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

72. The Scudder Defendants, DEIM and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

73. The Scudder Defendants, DEIM and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

74. The Scudder Defendants, DEIM and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

75. The Fund has suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Fund, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance for fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: New York, New York
March 5, 2004

FARUQI & FARUQI, LLP

By: ______________________
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian J. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

VERIFICATION

Kenneth Clark states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Kenneth Clark

03/04/04
Date

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

CV 04 0933

DAVID WEISER, derivatively on behalf of the SCUDDER AGGRESSIVE GROWTH FUND and INVESTMENT TRUST Plaintiff, v. DEUTSCHE BANK AG, DEUTSCHE ASSET MANAGEMENT, INC., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., SCUDDER INVESTMENTS, THOMAS F. EGGERS, RICHARD T. HALE, LINDA C. COUGHLIN, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, LOUIS E. LEVY, JEAN GLEASON STROMBERG, JEAN C. TAMPEL, CARL W. VOGT, JOHN DOES 1-50 and JOHN DOES 51-100, Defendants, and INVESTMENT TRUST AND SCUDDER AGGRESSIVE GROWTH FUND, Nominal Defendants.	CIVIL ACTION NO.__________ JURY TRIAL DEMANDED FILED IN CLERK'S OFFICE U.S. DISTRICT COURT E.D.N.Y. ★ MAR 0 3 2004 ★ BROOKLYN OFFICE M.J.

DERIVATIVE COMPLAINT

The Plaintiff, David Weiser, derivatively on behalf of the Investment Trust and the Scudder Aggressive Growth Fund, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in the district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff, David Weiser, purchased shares of the Scudder Aggressive Growth Fund and continues to hold such shares.

Scudder Defendants

6. Defendant Deutsche Bank AG ("Deutsche Bank") is a Germany-based banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commerce banking, investment banking and insurance. Deutsche

Bank conducts its asset management activities under the Deutsche Asset Management and Scudder marketing name. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, NY 10005.

7. Deutsche Asset Management is a global asset management organization that offers a wide range of investment and financial services. As of December 31, 2003, Deutsche Asset Management has approximately $715 billion in assets under management globally Deutsche Asset Management is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Fund Management, Inc., Deutsche Banc Alex Brown, Inc., Deutsche Asset Management, Inc. ("DeAm, Inc.") and Deutsche Asset Management Investment Services Limited ("DeAMIS"). Deutsche Asset Management is located at 280 Park Avenue, New York, NY 10017.

8. Defendant Deutsche Investment Management Americas, Inc. ("DEIM" or the "Advisor"), part of Deutsche Asset Management and an indirect, wholly owned subsidiary of Deutsche Bank, was registered as an investment adviser under the Investment Advisers Act and was the advisor to the family of funds collectively referred to as the "Scudder Funds" including the Scudder Aggressive Growth Funds and Scudder Large Company Growth Fund during the period of misconduct alleged herein. DEIM and its predecessor organizations have more than 80 years of experience managing mutual funds and provides a full range of investment advisory services to institutional and retail clients. As the investment advisor to the Scudder Funds, DEIM directs the investments of the Scudder Funds in accordance with each funds investment objectives, policies and restrictions. Directly, or through third parties, DEIM provides the Scudder Funds with investment management and related administrative services and facilities, including portfolio management and

trade execution. For these services, DEIM pays itself a management fee from the assets of the Scudder Funds. DEIM is located at 345 Park Avenue, New York, NY 10154.

9. Defendant Scudder Investments is the US retail brand for Deutsche Asset Management. Scudder Investments is a financial instruments research organization that includes more than 600 portfolio managers and analysts. Scudder Investments offers various investment products and manages 95 retail mutual funds, including the Scudder Funds. Scudder is located at 222 S. Riverside Plaza, 33rd Floor, Chicago, Illinois 60606.

10. Defendant Thomas F. Eggers ("Eggers"), located at 345 Park Avenue, New York, New York 10154-0010, is, and at all relevant times, was, Chief Executive Officer of DEIM, and in those capacities he is and was ultimately responsible for the actions of DEIM.

11. Defendant Linda C. Coughlin ("Coughlin"), located at 7 Lancaster Street, Cambridge, Massachusetts 02140-2806, was a Trustee and Chair of the Board of the Scudder Funds for a majority of the period in which the illicit conduct alleged herein occurred.

John Does 1-50

12. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "Scudder Fiduciary Defendants"). Included as Scudder Fiduciary Defendants are insiders, i.e. employees and executives, of Deutsche Bank, Deutsche Asset Management, DEIM, Scudder Investments, and the Scudder Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the Scudder Funds had a fiduciary duty to the Scudder Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

13. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the Scudder Funds who participated, exploited and perpetrated the unlawful late trade in Scudder Funds and knowingly violated the policies established, though not enforced because of the breaches of the Scudder Fiduciary Defendants, by the Scudder Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Scudder defendants to make illicit trades in the Scudder Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating Scudder Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Scudder Defendants to breach the fiduciary duties owed to the Scudder Funds through numerous means including the deposit of assets in other Scudder financial vehicles in exchange for the right to make short-term and late trades in Scudder Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

14. The individual Defendants named are each trustees of the "Trust" (see below).

(a) Richard T. Hale, Chairman and Trustee (2002 present) and President of the Trust (2003-present)

Managing Director, Deutsche Investment Management Americas Inc. (2003-present), Managing Director, Deutsche Bank Securities Inc. (formerly Deutsche Banc Alex Brown Inc.) and Deutsche Asset Management (1999 to present); Director and President, Investment Company Capital Corp. (registered investment advisor) (1996 to present); Director, Deutsche Global Funds, Ltd. (2000 to present), CABEI Fund (2000 to present), North American Income Fund (2000 to present) (registered investment companies); Director, Scudder Global Opportunities Fund (since 2003); Director/Officer Deutsche/Scudder Mutual Funds (various dates); President, Montgomery Street Income Securities, Inc. (2002 to present) (registered investment companies); Vice President, Deutsche Asset Management, Inc. (2000 to present); formerly, Director ISI Family of Funds (registered Investment companies; 4 funds overseen) (1992-1999)

(b) Henry P. Becton, Jr.

(c) Dawn-Marie Driscoll

(d) Keith R. Fox

(e) Louis E. Levy

(f) Jean Gleason Stomberg

(g) Jean C. Tempel

(h) Carl W. Vogt

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee, except Hale, serves as a board member of 48 funds within the Scudder Funds. Defendant Hale serves as a trustee in 201 Scudder Funds. The address of the Trustee is c/o Deutsche Asset Management, Two International Place, Boston, Massachusetts 02110-4103.

<u>Nominal Defendants</u>

15. Nominal Defendant Investment Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as Amended, as an open-end management investment company. The Trust is managed in its entirety by employees and executives of Deutsche Investment Management. The Scudder Funds are a diversified series of the

Trust. The Trust holds the assets of the Scudder Funds including the Scudder Aggressive Growth Fund and the Scudder Large Company Growth Fund. The Trust is located at Two International Place, Boston, Massachusetts 02110-4103.

16. Nominal Defendant the Scudder Aggressive Growth Fund (the "Fund") is a mutual fund with assets held by the Trust with DEIM as its advisor and manager.

17. The defendants described in paragraphs 6-11 are sometimes referred to as the "Scudder Defendants." The defendants described in paragraphs 15-16 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 14 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 12 are sometimes referred to as the "Scudder Fiduciary Defendants."

PRELIMINARY STATEMENT

18. This derivative action is brought to recover damages for injuries to the Investment Trust and the Fund and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Scudder Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereinafter together "Plaintiff")

Fiduciary Duty

19. Each of the Scudder Defendants and the Trustee Defendants owed to the Scudder Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Scudder Funds and their shareholders, and

owed the duty of full and candid disclosure of all material facts thereto. All Scudder Funds are held and governed by the Trust.

Manipulative Devices

20. Like all other mutual funds, Scudder Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at the day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

21. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares <u>after</u> 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise,

causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

22. "Late trading can be analogized to betting today on yesterday's horse races."[1] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand — stock and cash that used to belong in the fund* — to give the late trader his gain. The late trader's profit is revenue withheld from the mutual und. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

23. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual funds shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is

[1] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

24. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

25. The device of "timing" is inconsistent with an inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

26. Continued *successful* late-trading or timing requires the complicity of a funds' management.

27. The Scudder Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from DEIM from at least as early as January 22, 1999 until January 12, 2004, inclusive. By failing to enforce and/or follow regulations and policies listed in the Scudder Funds' prospectuses prohibiting late trading, DEIM allowed and encouraged John Does

51-100 to rapidly buy and sell DEIM Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by Scudder Funds prospectuses. The conduct continued for a substantial amount of time and was well known within Scudder and amongst the fiduciaries responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervaded Scudder.

28. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund manager to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade,* large movements in and out of funds, like those made by John Does 51-100 in the Scudder Funds are easily apparent.

29. Although such trading was explicitly prohibited pursuant to the Scudder Funds prospectus', Scudder Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

30. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. DEIM, are assisting the timer, or as here, are the active participants in the timing scheme.

31. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their bast efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

32. From at least January 22, 1999 until January 12, 2004, John Does 51-100 through the assistance of DEIM and Scudder Fiduciary Defendants engaged in the illicit market timing scheme as described herein in various Scudder Funds.

33. In a filing with the Securities and Exchange Commission on January 12, 2004, Deutsche Asset Management disclosed that Scudder Investments had identified a frequent-trading agreement with an outside investment advisory firm in Scudder Funds. The discovery occurred while conducting an internal investigation at the behest of regulators who had issued Deutsche Asset Management subpoenas in November 2003 as part of the regulators ongoing probe of trading abuses.

34. A typical example of the disclosure is the following made in the Revised Prospectus filed on January 12, 2004, for the Scudder European Equity Fund, among others:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing refers generally to the frequent trading in and out of mutual funds shares in order to take advantage of pricing inefficiencies.
>
> Scudder has identified an investment advisory firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies. We are currently

investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your funds board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimbursement for those losses.

The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information.

35. In a separate media statement, Deutsche Asset Management stated, "As part of a review that is not yet complete, Scudder has identified an arrangement with an outside investment advisory firm that traded frequently in a small number of funds."

36. Scudder Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the Scudder Funds, during the aforementioned time period with the complicity of the Scudder Defendants. The scheme, which had started and was actively being encouraged by 1999, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the Scudder Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Scudder Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of Scudder Funds shareholders, including Scudder Aggressive Growth Fund (the "Fund") and Scudder Large Company Growth Fund.

37. DEIM is the manager and investment advisor for all of the Scudder Funds. The Trustees of the Scudder Funds elect the advisor for each Scudder Funds. The Advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative

services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor, DEIM, makes its profit from fees it charges the funds for financial advise and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money DEIM makes. In what has unfortunately become a common mutual fund industry practice[2], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (DEIM) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the Scudder Aggressive Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (Scudder), usually liquid asset funds.

38. The Scudder Fiduciary Defendants, employees, representatives, and fiduciaries inside Scudder and the Scudder Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Scudder Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from Scudder. By failing to enforce and/or follow regulations and policies listed in Scudder Funds' prospectuses prohibiting rapid trading, DEIM allowed an encouraged John Does 51-100 to engage in rapid short-term trading of the Scudder Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee an protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the Scudder Funds prospectus' and in breach of the fiduciary duties owed to the Scudder Funds. This conduct continued for a substantial amount of time and was well known withing DEIM and amongst

---

[2] See *State of New York v. Canary Capital Partners et al.* (Supr. Ct. of N.Y. filed Sept. 3, 2003)

the fiduciaries responsible for the management of the Scudder Funds and was merely reflective of the self-dealing that pervade DEIM.

39. Throughout the same time period the Scudder Funds publicly maintained an excessive trading policy which limited the number of share exchanges a customer could engage in. Typical of such prohibitive language is the following language from a Scudder Fund prospectus:

> **Exchanges are a shareholder privilege, not a right**: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the order for the other fund, particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales. We may also reject or limit purchase orders for these or other reasons. However, there is no assurance that these policies will be effective in limiting the practice of market timing in all cases.
> (Emphasis in original)

Identical language was contained in prospectuses for other Scudder Funds.

40. Moreover, some Scudder Funds include short-term redemption fees to discourage short-term trading. For example, the February 28, 2003 Scudder International Equity Fund Prospectus states:

> The Scudder International Select Equity Fund may charge a **2.00% short-term redemption fee** of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class shares and facilitate portfolio management.**
> (Emphasis in Original)

Identical language was contained in prospectuses for other Scudder Funds including that of Scudder International Select Equity Fund. The February 7, 2003 prospectus for Scudder Greater Europe Growth Fund, Scudder Latin America Fund, and Scudder Pacific Opportunities Fund, also provides for a 2.00% "short-term redemption/exchange fee" although the rational for such was not provided.

41. In addition to the short-term redemption fees imposed in certain Scudder Funds, the Scudder Defendants awareness that short-term trading is harmful to the Scudder Funds, and the facilitation and active engagement in such trading a violation of its fiduciary duties, is implicated in the ethics code that applied to the Scudder Defendants. The Deutsche Asset Management Code of Ethics, which applies to all Scudder Defendants, requires, among other regulations:

> o There must be no conflict, or appearance of conflict, between the self-interest of any employee and the responsibility of that employee to Deutsche Bank, its shareholders or its clients.
>
> o Employees must never improperly use their position with Deutsche Bank for personal or private gain to themselves, their family or any other person.
>
> * * *
>
> Restrictions
>
> D. Short-Term Trading
>
> * * *
>
> Deutsche Bank generally discourages short-term trading strategies, and employees are cautioned that such strategies may inherently carry a higher risk of regulatory and other scrutiny. In any event, excessive or inappropriate trading that interferes with job performance, or compromises the duty that Deutsche Bank owes to its clients and shares, will not be tolerated.

42. In the face of such policies and their fiduciary duties, the Scudder Defendants knowingly, deceptively permitted and actively facilitated the Scudder Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the Scudder Funds to the detriment of the Scudder Funds.

43. Despite these representations in Scudder Prospectuses and related documents filed with the SEC, and despite knowledge of those representations, John Does 51-100 also participated in a scheme with Scudder to engage in market timing that most other fund investors were not permitted to do. The Scudder Defendants as well as John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of Scudder Fund investors. John Does 51-100 made trading profits from their market timing in the Scudder Funds. The Scudder Defendants profited by way of increased advisory and other fees.

44. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

45. These events have had and will have a series of deleterious effects on the Scudder Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Scudder Funds, thereby resulting in the Scudder Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the Scudder Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Scudder Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Scudder Funds.

DEMAND EXCUSED ALLEGATIONS

46. The Plaintiff has not made demand upon the trustees of the Trust or the directors of the Scudder Funds to bring an action against the Scudder Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to DEIM.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Scudder Defendants and its directors and officers, who managed and control the day-to-day affairs of the Trust and the Scudder Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all band-picked by Deutsche Asset Management management, and thus owe their positions as well as their loyalties solely to Deutsche Asset Management management and lack sufficient independence to exercise business judgment. Because the Trust oversees 48 separate funds, at a minimum, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC, the New York Attorney General and numerous other state regulators. In addition, the Trustees and DEIM acknowledge that they have been aware of the illicit conduct alleged herein as early as

2003. Consequently, the Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Scudder Funds including the Fund. Moreover, the Scudder Defendants' lackadaisical response as demonstrated by the Trustees and DEIM's failure to take action to recover damages on behalf of the Scudder Funds, including the Fund, despite awareness of the illicit conduct in early 2003, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the directors of DEIM and Trustees of the Scudder Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act
(Against the Scudder Defendants and the Trustees)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

49. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

50. As alleged above in this Complaint, each Scudder Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Scudder Funds including the Fund or their shareholders.

51. By agreeing and/or conspiring amongst themselves with John Does 50-100 to permit and/or encourage the Scudder Fiduciary Defendants and John Does 50-100 to time the Scudder Funds, the Scudder Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Scudder Funds and its shareholders.

52. By virtue of the foregoing, the Scudder Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

53. As a direct and proximate result of the Scudder Defendants' wrongful conduct, the assets and value (including the NAV) of the Scudder Funds including the Fund have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted and the Scudder Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against DEIM and John Does 1-100)

54. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

55. DEIM directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Scudder Funds including the Fund. The purpose and effect of the scheme, plan, and unlawful course of conduct

was, among other things, to deceive and harm the Plaintiff and cause the Scudder Funds to sell securities at artificially deflated values as described in the Complaint.

56. The Scudder Funds including the Fund have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

57. By reason of the foregoing, Scudder has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Fund for damages which it suffered in connection with the purchase or sale of securities in that fund.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against Deutsche Bank, DeAM, and the Individual Scudder Defendants)

58. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

59. Deutsche Bank and DeAM and the Individual Scudder Defendants acted as controlling persons of DEIM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of DEIM as an indirectly, wholly owned subsidy of Deutsche Bank and as a part of DeAM, as well as these entities and the Individual Scudder Defendants active participation in and/or awareness of DEIM's day-to-day operations, Deutsche Bank and DeAm and the Individual Scudder Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of DEIM. Deutsche Bank and DeAM and the Individual Scudder Defendants had unlimited access to DEIM's record of transactions and had the ability to prevent DEIM from engaging in the schemes and artifices to defraud complained of in this Complaint.

60. Deutsche Bank and DeAM and the Individual Scudder Defendants had direct and supervisory involvement over the day-to-day operations of DEIM and, therefore, are presumed to

have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

61. By virtue of its position as a controlling person, Deutsche Bank and DeAM and the Individual Scudder Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Fund has suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty (Against the Scudder Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

63. The Scudder Defendants and the Trustee Defendants and each of them owed to the Investment Trust and Scudder Aggressive Growth Fund and its shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of the Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Fund and its shareholders not to waste the fund's corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

64. To discharge those duties, the Scudder Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Fund.

65. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

66. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against John Does 51-100)

67. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

68. Defendants John Does 51-100, knew of the existence of the fiduciary duty between the Scudder Defendants and the Trustee Defendants and the Fund and knew the extent of that duty. Defendants John Does 51-100, knew of the acts of late trading and timing made by them on the Scudder Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties of Scudder Defendants and the Trustee Defendants owed to the Fund. Defendants John Does 51-100 maliciously without justification and through unlawful means, aided and abetted and conspired with the Scudder Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Scudder Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

69. Defendants John Does 51-100, are jointly and severally liable to the Fund for damages proximately caused by their aiding and abetting as alleged herein.

70. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the Scudder Defendants, DEIM and John Does 1-100)

71. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

72. The Scudder Defendants, DEIM and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

73. The Scudder Defendants, DEIM and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

74. The Scudder Defendants, DEIM and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

75. The Fund has suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Fund, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance for fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: New York, New York
March 4, 2004

FARUQI & FARUQI, LLP

By: ______________________
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

VERIFICATION

David Weiser states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

David Weiser

03/04/04
Date

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Charles J. Piven
Marshall N. Perkins
LAW OFFICES OF CHARLES J. PIVEN, P.A.
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030
Counsel for Plaintiff and the Class

ORIGINAL

04 CV 1921

JUDGE CASTEL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

AARON WALKER, Individually and On Behalf Of All Others Similarly Situated, Plaintiff, vs. DEUTSCHE BANK AG, DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., DEUTSCHE ASSET MANAGEMENT, INC., SCUDDER INVESTMENTS, RICHARD T. HALE, WILLIAM F. GLAVIN, JR., JOHN W. BALLANTINE, LEWIS A. BURNHAM, DONALD L. DUNAWAY, JAMES R. EDGAR, PAUL K. FREEMAN, ROBERT B. HOFFMAN, SHIRLEY D. PETERSON, FRED B. RENWICK, WILLIAM P. SOMMERS, JOHN G. WEITHERS and JOHN DOES 1-100, Defendants, SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER	Civil Action No. ______ **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** **JURY TRIAL DEMANDED**

[Caption continues on next page]

CALIFORNIA TAX-FREE INCOME FUND, :
SCUDDER CAPITAL GROWTH FUND, :
SCUDDER CASH RESERVES FUND, :
SCUDDER CONTRARIAN FUND, SCUDDER :
DYNAMIC GROWTH FUND, SCUDDER :
EAFE® EQUITY INDEX FUND, SCUDDER :
EMERGING MARKETS GROWTH FUND, :
SCUDDER EMERGING MARKETS INCOME :
FUND, SCUDDER EQUITY 500 INDEX FUND, :
SCUDDER EUROPEAN EQUITY FUND, :
SCUDDER FIXED INCOME FUND, SCUDDER :
FLAG INVESTORS COMMUNICATIONS :
FUND, SCUDDER FLAG INVESTORS EQUITY :
PARTNERS FUND, SCUDDER FLAG :
INVESTORS VALUE BUILDER FUND, :
SCUDDER FLORIDA TAX-FREE INCOME :
FUND, SCUDDER FOCUS VALUE AND :
GROWTH FUND, SCUDDER GLOBAL :
BIOTECHNOLOGY FUND, SCUDDER :
GLOBAL BOND FUND, SCUDDER GLOBAL :
DISCOVERY FUND, SCUDDER GLOBAL :
FUND, SCUDDER GOLD & PRECIOUS :
METALS FUND, SCUDDER GREATER :
EUROPE GROWTH FUND, SCUDDER :
GROWTH & INCOME FUND, SCUDDER :
GROWTH FUND, SCUDDER HEALTH CARE :
FUND, SCUDDER HIGH INCOME FUND, :
SCUDDER HIGH INCOME OPPORTUNITY :
FUND, SCUDDER HIGH INCOME PLUS :
FUND, SCUDDER HIGH YIELD TAX-FREE :
FUND, SCUDDER INCOME FUND, SCUDDER :
INTERMEDIATE TAX/AMT FREE FUND, :
SCUDDER INTERNATIONAL EQUITY FUND, :
SCUDDER INTERNATIONAL FUND, :
SCUDDER INTERNATIONAL SELECT :
EQUITY FUND, SCUDDER JAPANESE :
EQUITY FUND, SCUDDER LARGE :
COMPANY GROWTH FUND, SCUDDER :
LARGE COMPANY VALUE FUND, SCUDDER :
LATIN AMERICA FUND, SCUDDER :
LIFECYCLE LONG RANGE FUND, SCUDDER :
LIFECYCLE MID RANGE FUND, SCUDDER :
LIFECYCLE SHORT RANGE FUND, :
SCUDDER MANAGED MUNICIPAL BOND :

[Caption continues on next page]

FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW EUROPE FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER SHORT DURATION FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER SMALL CAP FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER TOTAL RETURN FUND, SCUDDER US BOND INDEX FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND (collectively known as the "SCUDDER FUNDS"),

Nominal Defendants.

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Scudder Investments family of mutual funds (the "Scudder Funds"), and derivatively on behalf of the Scudder Funds, against the Scudder Funds investment advisers, their corporate parents and the Scudder Funds directors and trustees.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Scudder Funds to pay brokers to aggressively push Scudder Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Scudder Funds public filings or elsewhere.

3. Thus, Scudder Funds investors were induced to purchase Scudder Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Scudder Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Scudder Funds, Scudder Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Scudder Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Scudder Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Scudder Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Scudder Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Scudder Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Scudder Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Scudder Funds to finance their ongoing marketing campaign. The Scudder Funds directors and trustees, who purported to be Scudder Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and omitted to disclose material facts, concerning the procedure for determining the amount of fees payable to the Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Scudder Funds directors and trustees breached their common

law fiduciary duties to the Scudder Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Scudder Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. The United States corporate headquarters of Defendant Deutsche Bank AG ("Deutsche Bank") were at all relevant times, and still are, located in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Aaron Walker purchased during the Class Period and continues to own shares or units of the Scudder Blue Chip Class A Fund and has been damaged by the conduct alleged herein.

12. Defendant Deutsche Bank is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management, to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing

the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

15. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

16. Deutsche Asset Management, Inc. and Deutsche Investment Management are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

17. During the Class Period, defendant Richard T. Hale ("Hale") was a Chairman, Trustee and Vice President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Hale served as a Managing Director of Deutsche Asset Management during the Class Period and was Vice President of Deutsche Asset Management, Inc. Hale's business address is One South Street, Baltimore, MD 21202.

18. During the Class Period, defendant William F. Glavin, Jr. ("Glavin") was a Trustee and President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Glavin served as a Managing Director of Deutsche Asset Management during the Class Period. Glavin's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

19. During the Class Period, defendant John W. Ballantine ("Ballantine") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Ballantine received compensation of $225,470 for the calendar year 2002. Ballantine's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

20. During the Class Period, defendant Lewis A. Burnham ("Burnham") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Burnham received compensation of $196,060 for the calendar year 2002. Burnham's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

21. During the Class Period, defendant Donald L. Dunaway ("Dunaway") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Dunaway received compensation of $225,370 for the calendar year 2002. Dunaway's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

22. During the Class Period, defendant James R. Edgar ("Edgar") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Edgar received compensation of $183,770 for the calendar year 2002. Edgar's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

23. During the Class Period, defendant Paul K. Freeman ("Freeman") was a Trustee charged with overseeing 34 investment companies (comprising 93 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Freeman received compensation of $124,198 for the calendar year ended July 30, 2002. Freeman's

business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

24. During the Class Period, defendant Robert B. Hoffman ("Hoffman") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Hoffman received compensation of $187,210 for the calendar year 2002. Hoffman's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

25. During the Class Period, defendant Shirley D. Peterson ("Peterson") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For her service as a Trustee overseeing the Scudder Fund complex, Peterson received compensation of $206,010 for the calendar year 2002. Peterson's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

26. During the Class Period, defendant Fred B. Renwick ("Renwick") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Renwick received compensation of $199,280 for the calendar year 2002. Renwick's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

27. During the Class Period, defendant William P. Sommers ("Sommers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Sommers received compensation of $196,110 for the calendar year 2002. Sommers's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

28. During the Class Period, defendant John G. Weithers ("Weithers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder

Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Weithers received compensation of $211,230 for the calendar year 2002. Weithers's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

29. Defendants John Does 1-100 were trustees charged with overseeing the Scudder Funds during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

30. Defendants Hale, Glavin, Ballantine, Burnham, Dunaway, Edgar, Freeman, Hoffman, Peterson, Renwick, Sommers, Weithers and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

31. Nominal defendants the Scudder Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of the funds. The Scudder Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

25. Scudder Distributors, Inc. ("Scudder Distributors"), an affiliate of Deutsche Asset Management, Inc., acts as the principal underwriter and distributor of shares of most of Scudder Investments' U.S.-registered open-end mutual funds.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

26. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased, redeemed or held shares or like interests in any of the Scudder Funds between March 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Scudder Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To Scudder Funds Investors

32. Scudder Funds public filings state that the Scudder Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated February 1, 2003 for the Scudder Growth and Income Fund, which includes the Scudder Blue Chip Class A Fund (the "Statement of Additional Information"), is typical of the Statements of Additional Information available for other Scudder Funds. The Scudder Funds Statements of Additional Information are available to the investor upon request. It states the following:

> The officers of the Trust manage the Fund's day-to-day operations under the direction of the Trust's Board of Trustees. The primary responsibility of the Board is to represent the interests of the shareholders of the Fund and to provide oversight of the management of the Fund.

33. Moreover, the Statement of Additional Information stated, with respect to the duties of the directors and trustees vis-à-vis the funds' investment advisers, as follows:

> ***The Advisor manages each Fund's daily investment and business affairs subject to the policies established by each Trust's Board of Trustees.*** The Trustees of each Fund have overall responsibility for the management of each Fund...
>
> Pursuant to an investment management agreement with each Fund (each an "Agreement," and collectively, the Agreements"), the Advisor acts as each Fund's investment advisor, manages its investments, administers its business affairs, furnishes office facilities and equipment, provides clerical and administrative services and permits its officers and employees to serve without compensation as trustees or officers of one or both funds if elected to such positions. To the extent permissible by law, the Advisor may appoint certain of its affiliates as sub-advisors to perform certain of the Advisor's duties.
>
> The principal source of the Advisor's income is professional fees received from providing continuous investment advice, and the firm derives no income from brokerage or underwriting of securities. Today it provides investment counsel for many individuals and institutions, including insurance companies, industrial corporations, and financial and banking organizations, as well as providing investment advice to open- and closed-end SEC registered funds.

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Scudder Funds.

34. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are approved:

> ***The Agreements ... continue from year to year thereafter only if their continuance is approved annually by the vote of a majority of those Trustees who are not parties to such Agreements or***

interested persons of the Advisor or the Trust ("Independent Trustees" or "Non-interested Trustees"), cast in person at a meeting called for the purpose of voting on such approval, and either by a vote of the Trusts' Trustees or of a majority of the outstanding voting securities of each Fund.

* * *

The factors considered by the Trustees included, among others, the nature, quality and extent of services provided by the Advisor to the Fund; investment performance, both of the Fund itself and relative to appropriate peer groups and market indices; investment management fees, expense ratios and asset sizes of the Fund itself and relative to appropriate peer groups; the Advisor's profitability from managing the Fund and other investment companies managed by the Advisor before marketing expenses paid by the Advisor; possible economies of scale; and possible financial and other benefits to the Advisor from serving as investment adviser and from affiliates of the Advisor providing various services to the Fund. In assessing the possible financial and other benefits to the Advisor and its affiliates, the ***benefits considered by the Trustees included research services available to the Advisor by reason of brokerage business generated by the Fund.***

[Emphasis added.]

35. The Investment Company Institute ("ICI"), of which Scudder Investments is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after***

how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

36. In truth and in fact, the Scudder Funds boards of directors, *i.e.* the Trustee Defendants, were captive to and controlled by Scudder Investments and the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Scudder Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Scudder Funds assets. In many cases, key Scudder Funds directors or trustees were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Scudder Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

37. To ensure that the directors toed the line, the Investment Adviser Defendants often recruited key fund directors from the ranks of Scudder Investments or the investment adviser companies and paid them excessive salaries for their service as directors. For example, Richard T. Hale, a Trustee and Vice President of Scudder Funds, has served as Chairman of the Board, Managing Director of Deutsche Bank Securities Inc..and Deutsche Asset Management, and Vice President of Deutsche Asset Management, Inc. During the Class Period, Hale oversaw

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

82 portfolios within the Scudder Fund complex. William F. Glavin, Jr. was a Trustee and President of Scudder Funds and, during the Class Period, served as Managing Director of Deutsche Asset Management, President of Scudder Investor Services Corp., President of Scudder Service Corp., President of Scudder Financial Services, Inc., Vice President of Scudder Distributors, and officer and/or trustee, as the case may be, of 33 of the investment companies in the Scudder Fund complex. During the Class Period, Glavin oversaw 82 portfolios in the Scudder Fund complex.

38. In exchange for creating and managing the Scudder Funds, including the Scudder Blue Chip Class A Fund, the Investment Adviser Defendants charged the Scudder Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Scudder Investments. As stated in the Statement of Additional Information, "***[t]he effective shareholder services fee rate to be charged against all assets of each Fund ... will depend upon the proportion of Fund assets that is held in accounts...***"

39. The success of Scudder Investments is dependent upon the continuation of the investment advisory agreements between its subsidiary investment advisers and the mutual funds they advise.

40. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Scudder Funds assets were transferred through fees payable from Scudder Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

41. As a result of these practices, the mutual fund industry was enormously profitable *for Scudder Investments.* In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.***
>
> * * *
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

42. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

43. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written

plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

44. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

45. However, the purported Rule 12b-1 fees charged to Scudder Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby

created, if any, were not passed on to Scudder Funds investors. Rather, Scudder Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the Scudder Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Scudder Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Scudder Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Scudder Funds investors.

46. Moreover, at least four classes of Scudder Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Scudder Cash Reserve Prime A, B and C and Scudder Target 2013 Fund.

47. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Scudder Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Scudder Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Scudder Funds

48. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

49. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Scudder Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to

broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Scudder Funds and directed brokerage business to firms that favored Scudder Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Scudder Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Scudder Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 plan.

50. The excessive commissions did not fund any services that benefited the Scudder Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

51. Additionally, on information and belief, the Scudder Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

52. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Scudder Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

Id. [Emphasis added.]

53. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement

> and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

54. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Scudder Investments.***

* * *

> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

55. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs***

> ***associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

<u>**The Prospectuses Were Materially False And Misleading**</u>

56. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Scudder Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

57. As stated above, the Statement of Additional Information, referred to in certain of the Scudder Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> ***The Board also considered the character and amount of other incidental benefits received by the Advisor and its affiliates, including the receipt of research through the use of soft dollars.***
>
> * * *
>
> SDI also may provide some of the above services and may retain any portion of the fee under the Services Agreement not paid to firms to compensate itself for shareholder or administrative functions performed for a Fund. Currently, the shareholder services fee payable to SDI is payable at an annual rate of up to 0.25% of net assets based upon Fund assets in accounts for which a firm provides administrative services and at the annual rate of 0.15% of net assets based upon Fund assets in accounts for which there is no firm of record (other than SDI) listed on a Fund's records. ***The effective shareholder services fee rate to be charged against all assets of each Fund while this procedure is in effect will depend upon the proportion of Fund assets that is held in accounts for which a firm of record provides shareholder services.***

[Emphasis added.]

58. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 Plan;

(c) that the Scudder Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Scudder Funds assets, to pay for overhead expenses the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

59. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

60. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Scudder Funds.

61. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 Plan;

(c) that the Scudder Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the

Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Scudder Funds assets, to pay for overhead expenses the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

62. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

63. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Scudder Funds investors have incurred damages.

64. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Scudder Funds themselves.

65. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Scudder Funds

66. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

67. This Count is brought by the Class (as Scudder Funds securities holders) on behalf of the Scudder Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

68. The Investment Adviser Defendants had a fiduciary duty to the Scudder Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

69. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Scudder Funds purported Rule 12b-1 marketing fees, and by drawing on Scudder Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

70. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

71. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to Scudder Funds investors, Scudder Funds and the Class have incurred millions of dollars in damages.

72. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Scudder Funds by the Investment Adviser Defendants.

COUNT III

Against Deutsche Bank (As A Control Person Of The Investment Adviser Defendants) And The Trustee Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Scudder Funds

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

74. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Deutsche Bank as a control person of the Investment Adviser Defendants and the Trustee Defendants as control persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Deutsche Bank and the Trustee Defendants.

75. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Scudder Funds as set forth herein.

76. Deutsche Bank and the Trustee Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Deutsche Bank and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

77. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Deutsche Bank and the Trustee Defendants are liable to Plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

78. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Deutsche Bank and the Trustee Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Scudder Funds

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

81. The Investment Adviser Defendants served as "investment advisers" to the Scudder Funds and other members of the Class pursuant to the Investment Advisers Act.

82. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Scudder Funds in a manner in accordance with the federal

fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

83. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Scudder Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Scudder Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Scudder Funds by charging and collecting fees from the Scudder Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Scudder Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Scudder Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Scudder Funds.

84. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Scudder Funds were able to and did control the fees charged to and collected from the Scudder Funds and otherwise control the operations of the Scudder Funds.

85. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Scudder Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Scudder Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Scudder Funds and Scudder Funds investors

improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

86. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Scudder Funds, the Scudder Funds were damaged.

87. The Scudder Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

88. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

89. As advisers to the Scudder Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

90. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

91. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

92. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

93. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

94. As Scudder Funds directors and trustees, the Trustee Defendants had a fiduciary duty to the Scudder Funds and Scudder Funds investors to supervise and monitor the Investment Adviser Defendants.

95. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Scudder Funds and Scudder Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

96. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

97. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

98. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

99. At all times herein, the broker dealers that sold Scudder Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

100. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

101. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Scudder Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

102. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

103. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

104. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

105. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel as pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Scudder Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Scudder Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 10, 2004

MILBERG WEISS BERSHAD HYNES & LERACH LLP

By: [signature]
Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff and the Class

DOCS\182831v2